Exhibit 99.1

Westport Innovations Inc.

ANNUAL INFORMATION FORM

for the year ended December 31, 2012

101 - 1750 West 75th Avenue

Vancouver, British Columbia V6P 6G2

Tel: 604.718.2000

Fax: 604.718.2001

www.westport.com

Effective date: March 7, 2013

TABLE OF CONTENTS

FORWARD-LOOKING INFORMATION	3
CURRENCY	8
YEAR END	8
BUSINESS UNIT REALIGNMENT	9
CORPORATE STRUCTURE	10
OUR BUSINESS	12
OVERVIEW	12
GENERAL DEVELOPMENTS	15
STRATEGY	23
OPERATIONS	27
WESTPORT LD ALTERNATIVE FUEL ENGINES & FUEL SYSTEMS	27
CUMMINS WESTPORT INC. ALTERNATIVE FUEL ENGINES	30
WESTPORT HD NATURAL GAS ENGINES & LNG FUEL SYSTEMS	34
WESTPORT OTHER PRODUCTS & SERVICES	37
HIGH-HORSEPOWER APPLICATIONS	38
TECHNOLOGY	38
INTELLECTUAL PROPERTY	42
COMPETITIVE CONDITIONS	43
GOVERNMENT FUNDING	43
HUMAN RESOURCES AND POLICIES	44
SOCIAL AND ENVIRONMENTAL POLICIES	45
DIVIDEND POLICY	47
MARKET FOR COMMON SHARES	47
DESCRIPTION OF CAPITAL STRUCTURE	49
DESCRIPTION OF COMMON SHARES	50
PRIOR SECURITIES ISSUED	50
DIRECTORS AND EXECUTIVE OFFICERS	51
DIRECTOR BIOGRAPHIES	53
EXECUTIVE OFFICER BIOGRAPHIES	56
SHAREHOLDINGS OF DIRECTORS AND OFFICERS	58
CONFLICTS OF INTEREST	58
RISK FACTORS	58
AUDIT COMMITTEE MATTERS	74
NON-AUDIT SERVICES	76
EXTERNAL AUDITORS’ SERVICE FEES	77
LEGAL AND REGULATORY PROCEEDINGS	78
INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	78
MATERIAL CONTRACTS	78
TRANSFER AGENT AND REGISTRAR	80
INTERESTS OF EXPERTS	80
ADDITIONAL INFORMATION	80

FORWARD-LOOKING INFORMATION

Certain statements contained in this Annual Information Form (“AIF”) and in certain documents incorporated by reference in this AIF, constitute “forward-looking statements.”  When used in this document, the words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect”, “project” and similar expressions, as they relate to us or our management, are intended to identify forward-looking statements.  In particular, this AIF contains forward-looking statements pertaining to the following:

•                                          the future demand for Cummins Westport Inc. (“CWI”) products and Westport Innovations Inc. (“Westport”) products, including Westport Light Duty Inc. (“Westport LD”) products, increasing penetration within our existing markets and expansion of those markets geographically, and continuing growth in the transportation sector and in the natural gas engine market (set out, for example, under the headings “OVERVIEW”, “GENERAL DEVELOPMENTS”, “WESTPORT HD NATURAL GAS ENGINES & LNG FUEL SYSTEMS”, “STRATEGY”, “WESTPORT LD ALTERNATIVE FUEL ENGINES & FUEL SYSTEMS” and additionally, mid-range to heavy-duty engines including those described under the heading, “CUMMINS WESTPORT INC. ALTERNATIVE FUEL ENGINES”);

•                                          the timing of and our ability to successfully launch new technology and market initiatives, including: the Westport WiNG™ Power System (the “WiNG System”) on the Ford Motor Company (“Ford”) F-450 and F-550 platforms; the new Westport LNG Tank System (as defined herein); the engine with Tata Motors; the ISB 6.7 G engine; the technology development agreement with General Motors (“GM”); natural gas technology for Caterpillar Inc.’s (“Caterpillar”) off-road engines; development of large mine trucks and main line locomotives; the 13-litre heavy-duty natural gas engine with Volvo Powertrain Corporation (“Volvo Powertrain”); the 12-litre Weichai Westport high pressure direct injection (“HPDI”) Landking engine and the natural gas locomotive, each as described and defined herein (set out, for example, under the headings “OVERVIEW”, “BUSINESS UNIT REALIGNMENT”, “GENERAL DEVELOPMENTS”, “WESTPORT LD ALTERNATIVE FUEL ENGINES & FUEL SYSTEMS”, “CUMMINS WESTPORT INC. ALTERNATIVE FUEL ENGINES”, “WESTPORT HD NATURAL GAS ENGINES & LNG FUEL SYSTEMS”, “WESTPORT OTHER PRODUCTS & SERVICES”, “STRATEGY” and “RISK FACTORS”);

•                                          our ability to exploit and protect our intellectual property (set out, for example, under the headings “OVERVIEW”, “INTELLECTUAL PROPERTY”, and “RISK FACTORS” particularly under the subheadings, “We depend on our intellectual property and our failure to protect that intellectual property could adversely affect our future growth and success” and “We could become engaged in intellectual property litigation or disputes that may negatively affect our business”);

•                                          our capital expenditure and investment programs (set out, for example, under the headings, “OVERVIEW” and “RISK FACTORS” particularly under the subheadings “We may not realize the anticipated benefits from joint ventures, investments or acquisitions” and “We could be adversely affected by risks associated with acquisitions”);

•                                          the future desirability and use of natural gas as an alternative fuel and commodity prices and the fuel price differential between natural gas and diesel (set out, for example, under the headings “OVERVIEW”, “STRATEGY” and “RISK FACTORS”, particularly, under the subheadings, “Our growth is dependent on natural gas refuelling infrastructure that may not take place” and “Fuel price differentials are hard to predict and may be less favourable in the future”);

•                                          ongoing relationships between us and our business partners and the results of our development programs with such partners (set out, for example under the headings “OVERVIEW”, “GENERAL DEVELOPMENTS”, and “STRATEGY”, we make statements throughout these sections regarding such relationships), under the heading “RISK FACTORS”, particularly, under the subheading “We are dependent on relationships with strategic partners”, and future development program expectations as well as under the heading “OPERATIONS” under the subheading “Westport WiNGTM Power System Production” regarding availability of the WiNG System;

•                                          our ability to continue to compete with our competitors and their technologies, and the capital and operating costs of vehicles using our technologies relative to competing technologies (set out, for example, under the headings “STRATEGY”, particularly under the subheading “Maintain Leadership as Alternative Fuel Technology Providers”, and the headings “COMPETITIVE CONDITIONS” and “RISK FACTORS”, particularly, under the subheading, “We currently face, and will continue to face, significant competition”);

•                                          continuing growth in the transportation sector and in the natural gas engine market (set out, for example, under the headings “OVERVIEW”, “STRATEGY” and “RISK FACTORS”, particularly, under the subheadings “A market for engines with our fuel systems may never develop or may take longer to develop than we anticipate” and “Our growth is dependent on natural gas refuelling infrastructure that may not take place”);

•                                          profit margins and production costs of engines incorporating our technologies (set out, for example, under the headings “OVERVIEW”, “STRATEGY” and “RISK FACTORS”, particularly, under the subheadings “Warranty claims could diminish our margins” and “We have foreign currency risk”);

•                                          the further development of infrastructure supporting the application of natural gas as an alternative fuel (set out, for example, under the headings, “OVERVIEW”, “STRATEGY”, “WESTPORT HD NATURAL GAS ENGINES & LNG FUEL SYSTEMS” and “RISK FACTORS”, particularly under the subheading “Our growth is dependent on natural gas refuelling infrastructure that may not take place”);

•                                          increasing penetration of our technologies in key markets within the transportation sector and in key geographic markets (set out, for example, under the headings “OVERVIEW”, “STRATEGY” and “RISK FACTORS”);

•                                          increasingly stringent environmental and emissions regulations in the future (set out, for example, under the headings “OVERVIEW”, “STRATEGY” and “RISK FACTORS”);

•                                          ongoing availability of government incentives and mandates for our technology (as set out, for example, under the headings “GENERAL DEVELOPMENTS” (references to the South Coast Air Quality Management District (“SCAQMD”) approving funding, and to the U.S. Department of Energy’s (“DOE”) Clean Cities program, “GOVERNMENT FUNDING” and under “RISK FACTORS”, particularly, under the subheading, “We are partly dependent on government incentives to facilitate demand for our products and fund our research and development programs and these incentives may not be renewed or may be redirected”);

•                                          our ability to attract and retain employees (as set out under the heading “HUMAN RESOURCES AND POLICIES” and “RISK FACTORS”, particularly, under the subheadings, “We may have difficulty managing the expansion of our operations” and “We could lose or fail to attract the human capital necessary to run our business”);

•                                          demand for engines incorporating our technologies (as set out under the headings “GENERAL DEVELOPMENTS”, “STRATEGY” and “RISK FACTORS”, particularly, under the subheading, “A market for engines with our fuel systems may never develop or may take longer to develop than we anticipate”);

•                                          the timing of commissioning of liquefied natural gas (“LNG”) refuelling stations (as set out under the headings “GENERAL DEVELOPMENTS” and “RISK FACTORS”, particularly under the subheading, “Our growth is dependent on natural gas refuelling infrastructure that may not take place”);

•                                          production capacity and methods for our LNG system (as set out under the heading, “STRATEGY” for example under the subheading, “Achieve Automotive-Scale Production by Adding New Partners”, and also under the heading “WESTPORT HD NATURAL GAS ENGINES & LNG FUEL SYSTEMS” and the subheading, “Westport HD System Production and Distribution”);

•                                          increasing commercialization of our technologies and expansion of our product offerings and markets (as set out for example under the headings “OVERVIEW” and “GENERAL DEVELOPMENTS” where we refer to an agreement with ENN Group (“ENN”), an award of over 900 natural gas buses powered by ISL G to CWI, the announcement by Pioneer Natural Resources (“Pioneer”) regarding the addition of 225 WiNG System natural gas powered Ford F-250 Super Duty trucks to its fleet, the offering by Navistar, Inc. of the CWI ISL G engine in certain of its trucks, the transition of Heckmann Corporation’s truck fleet from traditional diesel vehicles to natural gas vehicles (“NGVs”), UPS’s commitment for LNG trucks, Kenworth Truck Company’s (“Kenworth”) announcement that it would introduce the ISL G natural gas engine in more models, where we refer to our announcement that Clark Material Handling (“Clark”) selected Juniper engines for certain forklifts, where we refer to Volvo Powertrain entering an agreement under which we become a Tier 1 Development Supplier for heavy-duty natural gas engines and where we refer to Alternative Fuel Vehicle Sweden AB’s (“AFV”) expansion plans as well as under “STRATEGY” where we refer to Westport LD’s intention to grow its business);

•                                          our estimates and assumptions used in our accounting policies, accruals, including warranty accruals, and financial condition, and our adoption, timing and ability to meet certain accounting standards (as set out in Schedule “A” entitled “AUDIT COMMITTEE CHARTER” and in our quarterly and annual financial statements);

•                                          the ability of our products to adapt to the use of biogas, renewable natural gas and manufactured fuels, including hydrogen, as fuels (as set out under the headings “OVERVIEW” (second paragraph) and “STRATEGY”);

•                                          our compliance with environmental regulations and regulatory policies (as set out under the headings “SOCIAL AND ENVIRONMENTAL POLICIES” and “RISK FACTORS”, particularly, under the subheading, “We could become liable for environmental damages resulting from our research, development or manufacturing activities”); and

•                                          the alignment of our business units (as set out under the heading “BUSINESS UNIT REALIGNMENT”).

Such statements reflect management’s current views with respect to future events and are subject to certain risks and uncertainties and are based upon a number of factors and assumptions.  Actual results may differ materially from those expressed in these forward-looking statements due to a number of uncertainties and risks, including the risks described in this AIF and in the documents incorporated by reference into this AIF and other unforeseen risks.  Such risks, uncertainties, factors and assumptions include, without limitation:

•                                          market acceptance of our products (as set out, for example, under “RISK FACTORS”, particularly, under the subheadings “Sustained negative economic factors could negatively impact our business” and “Certain of our products may not achieve widespread adoption”);

•                                          product development delays and delays in contractual commitments (as set out, for example, under “RISK FACTORS”, particularly, under the subheadings “We are dependent on relationships with strategic partners”, “We are dependent on relationships with our suppliers” and “Our limited production trials, commercial launch activities and field tests could encounter problems”);

•                                          changing environmental regulations (as set out, for example, under “RISK FACTORS”, particularly, under the subheading “Changes in environmental and regulatory policies could hurt the market for our products”);

•                                          the ability to attract and retain business partners (as set out, for example, under the heading “RISK FACTORS”, particularly under the subheadings “We are dependent on relationships with strategic partners” and “We are dependent on our relationship with Cummins for CWI revenues and profits”);

•                                          the success of our business partners and original equipment manufacturers (“OEMs”) with whom we partner (as set out, for example, under the heading “RISK FACTORS”, in particular under the subheading “We are dependent on relationships with strategic partners”);

•                                          future levels of government funding and incentives (as set out, for example, under the heading “RISK FACTORS”, particularly, under the subheadings “We may be unable to raise additional capital”, “Potential fluctuations in our financial results make financial forecasting difficult” and “We are partly dependent on government incentives to facilitate demand for our products and fund our research and development programs and these incentives may not be renewed or may be redirected”);

•                                          competition from other technologies (as set out, for example, under the heading, “RISK FACTORS”, particularly under the subheading “We currently face, and will continue to face, significant competition”);

•                                          price differential between compressed natural gas (“CNG”), LNG and liquefied petroleum gas (“LPG”) relative to petroleum-based fuels (as set out, for example, under the heading “RISK FACTORS”, in particular under the subheading “Fuel price differentials are hard to predict and may be less favourable in the future”);

•                                          limitations on our ability to protect our intellectual property (as set out, for example, under the heading “RISK FACTORS”, in particular under the subheading “We depend on our intellectual property and our failure to protect that intellectual property could adversely affect our future growth and success”);

•                                          potential claims or disputes in respect of our intellectual property (as set out, for example, under the heading “RISK FACTORS”, in particular under the subheadings “We depend on our intellectual property and our failure to protect that intellectual property could adversely affect our future growth and success” and “We could become engaged in intellectual property litigation or disputes that may negatively affect our business”);

•                                          limitations in our ability to successfully integrate acquired businesses (as set out, for example, under the heading “RISK FACTORS”, in particular under the subheadings “We may not realize the anticipated benefits from joint ventures, investments or acquisitions” and “We could be adversely affected by risks associated with acquisitions”);

•                                          limitations in the development of natural gas refuelling infrastructure (as set out, for example, under the heading “RISK FACTORS”, in particular under the subheading “Our growth in dependent on natural gas refuelling infrastructure that may not take place”);

•                                          the ability to provide the capital required for research, product development, operations and marketing (as set out, for example, under the heading “RISK FACTORS”, particularly under the subheadings “We have incurred and continue to incur losses” and “Warranty claims could diminish our margins”);

•                  there could be unforeseen claims made against us (as set out, for example, under the heading “RISK FACTORS”, particularly under the subheadings “We could become subject to product liability claims”, “We could become liable for environmental damages resulting from our research, development or manufacturing activities”, “We could become engaged in intellectual property litigation or disputes that may negatively affect our business” and “Natural gas, LPG, hydrogen and products that use these gases entail inherent safety and environmental risks that may result in substantial liability to us”);

•                                          our international business operations could expose us to factors beyond our control such as currency exchange rates, changes in government policy, trade barriers, trade embargoes, and delays in the development of international markets for our products (as set out, for example, under the heading “RISK FACTORS”, particularly under the subheadings “We have foreign currency risk”, “If we do not properly manage foreign sales and operations, our business could suffer”, “We could be adversely affected by the operations of our joint ventures and joint venture partners” and “Some of our foreign subsidies may do business in countries subject to U.S. sanctions and embargoes, and we have limited managerial oversight over those activities”); and

•                                          other risks relating to our common shares discussed in more detail in this AIF under the heading “RISK FACTORS” particularly under the subheadings “Our Common Share price may fluctuate”, “We do not currently intend to pay any cash dividends on our Common Shares in the foreseeable future; therefore our shareholders may not be able to receive a return on their Common Shares until they sell them”, “If we are characterized as a passive foreign investment company (“PFIC”), U.S. holders may be subject to adverse U.S. federal income tax consequences”, “As a foreign private issuer, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to our U.S. shareholders” and, “We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us.”

You should not rely on any forward-looking statements.  Any forward looking statement is made only as of the date of this AIF.  We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as otherwise required by law.  The forward looking statements in this AIF are expressly qualified by this cautionary statement.

CURRENCY

Unless specifically stated otherwise, all dollar amounts set forth in this AIF are in U.S. dollars.  On December 31, 2012, the Bank of Canada closing rate for one United States dollar was $0.9949 Canadian dollars.

YEAR END

On May 30, 2011, Westport’s board of directors (the “Board” or “Board of Directors”) approved a fiscal year-end change from March 31 to December 31 to align the year ends of all operating companies to the calendar year.  As a result, references in this AIF to fiscal 2011 refer to the “stub” period of only nine months from April 1, 2011 to December 31, 2011, unless otherwise specified.

BUSINESS UNIT REALIGNMENT

During the fourth quarter of 2012, Westport created new internal reporting alignments to accommodate the variety in product, system and service solutions we offer.  Internal operating business units following the realignment include: Westport Applied Technologies, Westport On-Road Systems, Westport New Markets and Off-Road Systems, and Corporate and Technology Investments.  Westport will report its joint venture results separately.

In addition, Westport expects to deliver new and existing products across multiple platforms under the single “Westport” brand going forward.  In doing so, we have removed label restrictions described as “Light-Duty”, “Heavy-Duty” or “High-Horsepower” to allow us to enter new markets with new and existing products and services under the one brand: “Westport”.

The principle focus and responsibilities of the new internal reporting alignments are summarized below:

Westport Applied Technologies Business Unit

The Applied Technologies business unit (“Applied Technologies”) is led by Elaine Wong, Executive Vice President of Westport, who also leads market development activities in Europe. Westport Applied Technologies designs, manufactures and sells CNG, LPG, and LNG components and subsystems to over 20 global OEMs including Fiat, Volkswagen, the GAZ Group, Toyota, Chrysler, Tata Motors (“Tata”), and GM and to aftermarket customers in over 60 countries.  Sales from Westport’s wholly owned Italian subsidiaries, OMVL S.p.A. (“OMVL”) and Emer S.p.A (“Emer”), and Westport’s Australian operations are reported under Applied Technologies and are made either directly to OEMs or through one of their many distributors.  The Applied Technologies business unit designs and manufactures a range of components from pressure regulators, injectors, electronic control units, and valves, to filters; sells monofuel and bi-fuel conversion kits; and also offers full engine management solutions and systems that can be launched quickly at a competitive price.  The Applied Technologies business unit provides Westport with high volume, scalable manufacturing and assembly.  The business unit has a strong customer base in Europe and is targeting growing markets in Asia, and North and South America.

Westport On-Road Systems Business Unit

The On-Road Systems business unit (“On-Road Systems”) is led by Ian Scott, Executive Vice President of Westport, who also has oversight of Westport’s market development activities in North America.  Westport On-Road Systems engineers, designs, assembles and sells complete engine and vehicle systems for automotive, light commercial, trucking and industrial applications. Westport’s existing On-Road Systems OEM customers and partners include Ford, GM, PACCAR Inc. (“PACCAR”) (Kenworth and Peterbilt, a PACCAR company), Volvo Car Corporation (“Volvo Car”), AB Volvo, and Clark.  Current products include the Westport WiNGTM System for the Ford F-250/F-350 and F-450/F-550 bi-fuel (CNG and gasoline) Super Duty pickup truck, WestportTM 15L product using Westport HPDI technology and offered in Peterbilt and Kenworth heavy-duty trucks, Volvo Car bi-fuel systems (CNG and gasoline) for the V70 bi-fuel wagon, and WestportTM 2.4L industrial engines sold to Clark and Cummins Western Canada for forklift and oilfield applications, respectively.

The On-Road Systems business unit also has additional product development activities underway with AB Volvo for Westport HPDI-powered heavy-duty trucks, and advanced engineering development with GM for light-duty vehicles. To facilitate faster adoption of natural gas vehicles, the On-Road Systems business unit also provides additional products and services such as the new WestportTM LNG Tank System (“Westport LNG Tank System”) and JumpStart mobile fuel services.  Growth drivers include growing existing product sales, new product introduction and market expansion.

Westport New Markets and Off-Road Systems Business Unit

The Westport New Markets and Off-Road Systems business unit (“New Markets and Off-Road Systems”) is led by Nicholas Sonntag, Executive Vice President of Westport, who also leads market development activities in Asia.  Westport has been exploring opportunities for using LNG fuel in the large, off-road engine applications including rail, mining, marine, and oil and gas. Westport’s existing New Markets and Off-Road Systems OEM customers and partners include Caterpillar and Weichai Power Co. Ltd., (“Weichai”).  According to industry statistics and Westport analysis, the global fuel usage in these applications is over 24 billion gallons of diesel and the opportunity for significant fuel cost savings and reduced emissions through the use of LNG is highly attractive.  In June of 2012, Westport and Caterpillar signed an agreement to collaborate and bring Westport’s HPDI technology into these markets. The initial focus of the New Markets and Off-Road Systems business unit is on developing Westport HPDI-based large mine trucks and main line locomotives, and the Weichai Westport Inc. (“WWI”) 12L development program.

Revenues are expected to come from product and component sales, the cryogenic vessels required to store the LNG, and the control systems which deliver fuel to the engine associated with such vehicles. There is a large market opportunity for cryogenic systems where Westport has technology in LNG storage and pump configurations for transportation based on years of experience in the on-road segment. Westport currently provides a number of cryogenic tank system solutions to carry fuel for large non-Westport HPDI LNG off-road engines currently available as interim solutions in mining, marine and rail until the release of the higher diesel substitution solutions based on direct injection.

Corporate and Technology Investments Business Unit

The Corporate and Technology Investments business unit (“Corporate and Technology Investments”) includes investments in new research and development programs and revenues and expenses related to development programs with OEMs, corporate oversight and general administrative duties. Corporate and Technology Investments focuses on long term product development and future return on investments.

The discussion in this document regarding Westport’s business is based on Westport’s business units as they existed throughout the majority of 2012.  For a discussion of CWI and WWI, see “Overview”, “Cummins Westport Inc. Alternative Fuel Engines & Fuel Systems” and “Westport HD Natural Gas Engines & LNG Fuel Systems”.

CORPORATE STRUCTURE

In this AIF, references to “Westport”, “the Company”, “we”, “us” and “our” refer to Westport Innovations Inc., its subsidiaries and its joint ventures, collectively, unless the context otherwise requires.

Westport Innovations Inc.’s governing corporate statute is the Business Corporations Act (Alberta).  Our head office and principal place of business is at 101 - 1750 West 75th Avenue, Vancouver, British Columbia V6P 6G2.  Our registered office is at 4500, 855 2nd Street SW Calgary, Alberta 5C5 4K7.

On July 21, 2008, Westport amended its articles to provide for the consolidation of its issued and outstanding common shares (“Common Shares”) on the basis of one new Common Share for each three and one-half Common Shares issued and outstanding, with all such fractional shares being rounded down to the nearest whole number of Common Shares.

We have three material subsidiaries: Westport Power Inc. (“WPI”), which is 100% wholly-owned and incorporated pursuant to the Business Corporations Act (British Columbia); Westport LD, which is 100% wholly-owned by WPI, and incorporated pursuant to the Business Corporations Act (British Columbia); and Westport Fuel Systems Inc., a Delaware corporation, which is 100% wholly-owned.

In addition, we own 100% of the voting securities of Westport Innovations (Australia) Pty. Ltd., a Victoria, Australia corporation and 100% of the voting securities of Westport Innovations (Hong Kong) Limited (“Westport HK”), a Hong Kong, China corporation.  Westport HK owns 35% of the voting securities of WWI, a Chinese corporation.

We, through WPI, own 50% of the voting securities of CWI, a Delaware corporation.

We, through Westport LD, own 100% of the voting securities of AFV, a Swedish corporation, and 100% of the voting securities of Juniper Engines Inc. S.r.l. (“Juniper”), an Italian corporation.  Juniper owns 100% of the voting securities of Emer, an Italian corporation, and 100% of the voting securities of OMVL, an Italian corporation.

Certain of our business operations, described in greater detail below, for the majority of the year ended December 31, 2012 were undertaken through a business unit known as “Westport Heavy-Duty” (“Westport HD”).

OUR BUSINESS

The following section contains forward-looking information in respect of our operations as organized for the majority of 2012.  See “Business Unit Realignment.”  Readers are referred to the cautionary statements respecting forward-looking information beginning on Page 3 of this AIF.

OVERVIEW

We are a leading provider of high-performance, low-emission engine and fuel system technologies utilizing gaseous fuels.  Our technology and products enable light- (less than 5.9 litre), medium- (5.9 to 8.9 litre), heavy-duty- (11 to 16 litre) and high-horsepower- (greater than 16 litre) petroleum-based fuel engines to use primarily natural gas, giving users a cleaner, and generally less expensive alternative fuel based on a more abundant natural resource.  Through our partnerships and direct sales efforts, to date, we have sold over 73,000 natural gas and propane engines and fuel systems to customers in more than 19 countries.

We currently have strategic relationships with three of the world’s top four engine producers and supply or have strategic relationships with six of the world’s top ten truck producers, as well as eight of the world’s top ten automotive manufacturers.

Since our founding in 1995, we have focused on developing technology that allows us to produce more environmentally sustainable engines without compromising the performance, fuel economy, durability and reliability of diesel engines.  We have invested over $400 million towards the research, development and commercialization of our proprietary technologies, which allow engines to operate on natural gas while preserving the key benefits of diesel engines.  The substitution of natural gas for petroleum-based fuel drives a significant reduction in harmful combustion emissions, such as nitrogen oxides, particulate matter and greenhouse gases, in addition to providing a relatively inexpensive alternative fuel from a more plentiful natural resource.  Our systems enable combustion engines to use gaseous fuels, such as natural gas, propane, renewable natural gas or hydrogen.  Our research and development effort and investment have resulted in a substantial patent portfolio that serves as the foundation for our differentiated technology offerings and competitive advantage.

We leverage our proprietary technology by partnering with the world’s leading diesel engine and truck OEMs to develop, manufacture and distribute our engines and fuel systems to a diverse group of global truck and bus OEMs.  Our strategic relationships with OEMs provide us with access to their manufacturing capacity, supply chain and global distribution networks without incurring the considerable investment associated with these assets.  We commercialize our technology in markets where demand for clean, low-emission engines is prevalent.

Westport LD and its subsidiaries, being Juniper, OMVL, Emer and AFV, designs, produces and sells high-performance alternative fuel engines, systems and components targeting the high volume light-duty vehicle and engine segments for automotive and industrial markets.  Westport LD offers advanced technology natural gas and LPG engines and fuel systems for the OEM markets. Customers and partners include GM, Fiat, Volkswagen, Toyota, PSA Peugeot Citroën, Ford and Volvo Car. The North American business is supported through Westport’s Michigan Technical Center.  In Sweden, Westport LD, through AFV, offers bi-fuel (natural gas/gasoline) systems engineered and installed on the Volvo V70 Bi-Fuel wagon.  Westport LD also offers OMVL and Emer brand aftermarket kits and components for conversion of engines from gasoline, or petrol, to CNG and LPG. For industrial applications, Westport LD, through its subsidiaries, offers complete engine solutions to industrial vehicle OEMs and stationary packagers globally.  Westport LD and its subsidiaries currently supply Clark with Juniper 2.4L CNG and LPG industrial engines based on the Hyundai platform for Clark forklifts sold globally.  The Juniper 2.4L engine is also available for stationary applications such as engine power units for oilfield applications, for which Westport LD and its subsidiaries sell to Cummins Western Canada.

In North America, Westport offers fully-integrated, cost-effective solutions available in light-duty vehicles with the WiNG System — an advanced, integrated, bi-fuel (natural gas/gasoline) system for customers of commercial and passenger vehicles. Initially launched on the Ford F-250 and F-350 platforms, the WiNG System will be available on the Ford F-450 and F-550 platforms beginning April 1, 2013.  See “Recent Developments.”

CWI, our 50:50 joint venture with Cummins, Inc. (“Cummins”), serves the medium to heavy-duty engine markets.  CWI engines are offered by many OEMs of transit and shuttle buses, conventional trucks and tractors, and refuse collection trucks, as well as specialty vehicles such as short-haul port drayage trucks, material handling trucks, street sweepers and vehicles for selected industrial applications.  The fuel for CWI engines is typically carried on the vehicles as CNG or LNG.  CWI engines are produced at certain Cummins’ plants, allowing CWI to leverage Cummins’ manufacturing footprint without incurring additional capital costs.  CWI also utilizes Cummins’ supply chain, back office systems and distribution and sales networks.

Westport HD was a business unit of Westport for the majority of 2012 serving the heavy-duty engines markets and offering a 15 litre natural gas engine for the heavy-duty trucking market in North America. Westport HD applied our proprietary development platform, and was engaged in the engineering, design and marketing of natural gas-enabling technology for the heavy-duty diesel engine and truck market.  The fuel for the Westport heavy-duty system is typically carried on the vehicle as LNG to provide greater energy density compared to CNG and to allow the vehicle to travel farther before refuelling. At the heart of the Westport heavy-duty system is our proprietary HPDI technology, which provides the environmental and cost benefits of natural gas while delivering comparable benefits of diesel engines: high efficiency over the speed and torque operating range, high torque capability and robust reliability.  Effective during the fourth quarter of 2012, the business previously carried on by Westport HD was realigned to become part of Westport’s current On-Road Systems business unit.

Westport and Volvo Powertrain have been working together since July 2010 to develop natural gas fuelled engine products featuring Westport HPDI technology.  The product, a 13-litre heavy-duty natural gas engine, is scheduled to launch in 2014.

The widespread adoption of heavy-duty natural gas trucks is affected by a confluence of factors, including the spread of natural gas and diesel fuel prices, pricing volatility and elasticity, the speed of infrastructure development, and the price premium for natural gas powered trucks.  In September 2011, Westport entered an agreement with an affiliate of Royal Dutch Shell Plc (“Shell”) to launch a co-marketing program in North America aimed at providing customers a better economic case when purchasing and operating liquefied natural gas—powered vehicles (“LNGVs”) by consolidating key value chain components such as fuel supply, customer support and comprehensive maintenance into a single, user-friendly package. We have formed additional joint ventures to capitalize on the growth of alternative fuel engines in geographic markets outside of North America. In July 2010, we established WWI, a joint venture between Westport (35% interest), Weichai (40% interest) and Hong Kong Peterson (CNG) Equipment Ltd. (“Hong Kong Peterson”) (25% interest) to focus on the Chinese market.  WWI develops, manufactures, and sells advanced, alternative fuel engines and parts that are widely used in city bus, coach, and heavy-duty truck applications in China or exported to other regions globally.  WWI’s facility in China has an annual production capacity of 40,000 engines.  Currently WWI is integrating Westport HPDI technology to create the new 12-litre Weichai Westport HPDI Landking engine designed to deliver the same power, torque, and performance as that of the original diesel engine.  Expected to be launched in 2013, this engine will fill the gap in the natural gas engine market for heavy-duty trucks in China.

The HPDI approach and components are also ideally suited for many high-horsepower applications that require high efficiency and performance over the operating range of the engine, such as rail, mining and marine applications.  We are working with Caterpillar to co-develop natural gas technology for off-road equipment.  While the agreements initially focus on engines used in mining trucks and locomotives, the companies will also develop natural gas technology for Caterpillar’s off-road engines, which are used in a variety of electric power, industrial, machine, marine and petroleum extraction applications worldwide.

GENERAL DEVELOPMENTS

On February 28, 2013, Westport announced an agreement with leading global clean energy provider ENN aimed at the proliferation of natural gas and LNG transportation solutions and fuel for on-road, off-road, rail and marine applications.  ENN is one of China’s largest private companies with more than 30,000 employees. Highlights of the agreement include:

•                  Global cooperation — the agreement covers the US, Canada, China/Asia, Europe, Australia and Africa

•                  Multiple transportation platforms — Westport and ENN look to partner for opportunities across trucks, rail, marine and mining applications

•                  Mutual acknowledgement of long-term commitment to LNG infrastructure — ENN is expecting to engage in building liquefaction plants in North America and fuel stations

•                  ENN to guarantee long term fuelling solutions and agreements for its customers

•                  Westport to facilitate collaboration between our OEM partners and ENN and provide proposals to ENN and its fleet customers

•                  Fleet optimization — ENN will look at operating its truck fleet on LNG as a way to optimize fuel cost savings and reduce harmful emissions

On February 27, 2013, Westport announced that its proven WiNG System, a CNG bi-fuel system, will be available for order on the Ford F-450 and F-550 Super Duty Chassis Cab trucks starting April 1, 2013.  The trucks will make their debut at the National Truck Equipment Association Work Truck Show in Indianapolis, Indiana, from March 6 to 8.  Assembled alongside the popular Westport powered Ford F-250 and F-350 trucks at the Westport Kentucky Integration Center (“WKIC”), a Ford Qualified Vehicle Modifier (“QVM”) audited facility, the new F-450 and F-550 trucks have undergone the same rigorous testing for safety and durability used by Ford for all its OEM products.  With the WKIC located adjacent to Ford’s Kentucky Truck Plant, the 2013 F-450 and F-550 trucks will use the same integrated transportation system as other Westport powered Ford products to reduce delivery costs to the customer.  Available exclusively for order at Westport authorized Ford dealerships, the Ford F-450 and F-550 Super Duty Chassis Cab trucks with the WiNG System are delivered key-READY™ to customers and come with a warranty that matches the Ford warranty for all similar powertrain and emissions components.

On February 5, 2013, CWI announced award for over 900 natural gas buses powered by ISL G.  CWI is expected to be supplying engines for two of the largest natural gas transit fleet orders in North America to date.  In January, LA Metro announced its plans to order 550 New Flyer Xcelsior natural gas buses, powered with the Cummins Westport ISL G 8.9 litre engine to be deployed in 2014 and 2015, with an option to purchase an additional 350 buses in 2016 for both its own fleet and contract operators.

In December 2012, the San Diego Metropolitan Transit System (“SDMTS”) announced the decision to purchase up to 350 Gillig 40-foot low floor buses and 118 New Flyer 60-foot low floor articulated buses, all powered with the CWI ISL G 8.9L. SDMTS will receive 47 articulated buses and 50 forty-foot buses in 2013, with another 50 per year being delivered to replace buses in the current CNG fueled fleet over the following four years.

On December 3, 2012, Westport announced that it would expand its product offerings with the introduction of natural gas powered versions of the Ford F-450 and F-550 Super Duty trucks.  The new product additions will complement the already proven WiNG System powered Ford F-250 and F-350 trucks.  Westport is also developing relationships with service body companies to offer installation of second unit bodies on its F-250 and F-350 pickup trucks.  In addition to the installation of the WiNG System, customers may now choose the option to install second unit bodies with a single ship through, saving significant time and delivery costs.  These service body options are also expected to be available on the new F-450 and F-550 models.  The new models will be available exclusively through Westport’s authorized Ford dealerships giving customers the fully integrated OEM ownership experience they have come to expect with Westport.

On November 26, 2012, Westport announced a unique on-board storage solution that provides best in class performance for vehicles using LNG. The new Westport LNG Tank System, is expected to be available in 120 and 150 gallon capacities and is optimized for spark ignited (“SI”) natural gas engines such as those sold by CWI.  We expect to begin shipping the System by mid-2013.  The Westport LNG Tank System features proprietary Westport technology and is expected to provide customers with the ability to fuel even the largest SI engines on a single tank and deliver extended range.

On October 30, 2012, Westport announced an agreement with Tata to develop an engine for light- and medium-duty trucks and buses.  Details of the combustion technology are being withheld for competitive reasons.  Upon successful completion of the development phase, commercialization is expected to follow, with Westport supplying key natural gas engine components based on the proprietary technology being developed in this program.

On October 4, 2012, CWI announced that it had begun development on the ISB6.7 G, a mid-range 6.7 liter natural gas engine designed to meet the increasing demand for on-highway vehicles powered by lower cost, cleaner and increasingly abundant natural gas. As a leading supplier of natural gas engines, CWI continues to expand its product range to supply the growing demand for natural gas engines.  The ISB6.7 G engine will be based on the Cummins ISB6.7 diesel engine and will use CWI’s proven spark-ignited, stoichiometric cooled exhaust gas recirculation (“SEGR”) technology.  Exhaust aftertreatment will be provided by a simple, maintenance-free three-way catalyst. The engine will run on CNG, however, the natural gas may be stored on the vehicle in LNG state or as CNG.  The ISB6.7 G is expected to be in production by 2015 and will be designed to meet Environmental Protection Agency (“EPA”) and California Air Resources Board (“CARB”) regulations in force at the time of launch.

On August 2, 2012, the largest study of alternative fuel options for on-road transportation in the United States concluded that natural gas is a promising fuel from both an economic and technology perspective.  Released August 1, 2012, the National Petroleum Council’s Report “Advancing Technology for America’s Transportation Future”  is the result of two years of work examining the potential for a variety of fuels and technologies for both light-duty and heavy-duty vehicles.  Westport is one of a small number of Canadian-based companies to be involved in this study.  In addition to natural gas, the study analyzed four other fuel pathways, including hydrocarbon liquids, biofuels, electricity, and hydrogen, as well as the fuel-vehicle systems that may develop over the next several decades.  The Advancing Technology for America’s Transportation Future Report can be found at:  http://www.npc.org/FTF-report-080112/FTF_Report_Summary-080112.pdf.

On July 31, 2012, Westport announced that Pioneer was adding 225 bi-fuel, WiNG System natural gas powered Ford F-250 Super Duty trucks to its fleet.  Pioneer had begun transitioning a number of its fleet vehicles from gasoline and diesel powered to those able to run on more cost-effective CNG for light-duty, and LNG for heavy-duty applications.

On June 27, 2012, Westport announced that it had entered into an additional agreement with GM for a second advanced technology development program.  Westport and GM are now developing two different combustion, controls and emissions approaches to natural gas engines, with the first cooperative technology project being announced in June 2011.  Both GM and Westport will continue to bring their extensive expertise to develop natural gas engine controls, emissions and performance strategies. This new program will optimize advanced natural gas technologies and applications for maximum CO2 reduction and fuel efficiency in light-duty vehicles.

On June 26, 2012, Westport announced the official grand opening of the WKIC.  Home to the WiNG System assembly center, this facility is capable of installing up to 20,000 systems per year.

On June 5, 2012, Westport signed agreements with Caterpillar to co-develop natural gas technology for off-road equipment, including mining trucks and locomotives. Caterpillar and Westport will combine technologies and expertise, including Westport HPDI technology and Caterpillar’s industry leading off-road engine and machine product technology, to develop the natural gas fuel system.  Caterpillar funds certain elements of the development program.  When the products go to market, Westport expects to participate in the supply of key components.  While the agreements initially focus on engines used in mining trucks and locomotives, the companies will also develop natural gas technology for Caterpillar’s off-road engines, which are used in a variety of electric power, industrial, machine, marine and petroleum applications worldwide.  Commercial production is expected to begin in about five years from date of announcement.

On May 18, 2012, Westport announced that Volvo Trucks had unveiled its plans to launch a 13 liter heavy-duty natural gas engine featuring Westport HPDI technology.  The product is scheduled to launch for the North American market in 2014.  As previously disclosed in a press release dated February 27, 2012, under the terms of the agreement, each partner contributes significant resources and pays for its own people and costs of the program.  Westport leads the program.

On May 15, 2012, The B.C. Ministry of Energy and Mines announced the Greenhouse Gas Reduction regulation that advances the adoption and deployment of NGVs in B.C.  The regulation permits a utility to spend up to $62 million on vehicle and ferry incentives, up to $12 million on CNG fuelling stations and up to $30.5 million on LNG stations, for a total of $104.5 million until March 31, 2017.  In addition, the Province is offering direct grants of up to $2,500 to purchasers of qualifying CNG vehicles.  This is being offered through the $14.3 million Clean Energy Vehicle Program, announced in Nov. 2011.

On March 21, 2012, CWI announced that the CWI ISX12 G, a 12 litre heavy-duty, factory built, dedicated natural gas engine for regional haul truck / tractor, vocational and refuse applications would be officially unveiled at the Mid America Truck Show in Louisville, KY, on March 22, 2012. The ISX12 G natural gas engine is based on the Cummins ISX12 diesel engine platform, the newest member of Cummins heavy duty-engine family.  The ISX12 G will operate exclusively on natural gas and fuel can be carried on the vehicle as either CNG or LNG utilizing CWI’s proprietary spark-ignited, stoichiometric combustion with cooled SEGR technology, first introduced with the 8.9 litre ISL G.  The ISX12 G also features three-way catalyst aftertreatment, which is packaged as a muffler and is maintenance free.  No diesel particulate filter or selective catalytic reduction aftertreatment will be required.

On March 13, 2012, Westport announced the introduction of China’s first natural gas engine featuring Westport HPDI technology at a press conference at the government building in Beijing, the Beijing Diaoyutai State Guesthouse.

On March 6, 2012, Westport entered into a business sale agreement to purchase certain assets of Advanced Engine Components Limited (“AEC”) of Perth, Western Australia.  AEC is a publicly listed Australian company (ASX code: ACE) specializing in research, development and production of patented electronic fuel injection and engine management technologies that enable vehicle engines to run on natural gas. AEC’s engine component products are aimed at optimizing engine performance while lowering vehicle emissions and costs.  The transaction was completed on March 20, 2012 for A$1.1 million (US$1.1 million) paid in cash and assumed liabilities.

On March 6, 2012, Westport launched the WiNG System, a fully-integrated, CNG bi-fuel system, at the National Truck Equipment Association Work Truck Show.  The WiNG Systems are available for order on Ford F-250 and F-350 pick-up trucks through authorized Ford dealer/distributors.  The WiNG System is based on Ford’s new 6.2L hardened engine platform. The vehicles run on natural gas or ordinary gasoline.

On February 27, 2012, Westport announced that it had signed a development agreement with a leading global engine manufacturer to develop a heavy-duty truck engine featuring Westport proprietary HPDI technology for the North American market.  Under the terms of the agreement each partner is to contribute significant resources and pay for its own people and costs of the program.

On February 21, 2012 and February 22, 2012, Westport announced that it was offering to sell 5,500,000 Common Shares in the United States and Canada at a price of $43.25 per share, for gross proceeds of $237.9 million.  Westport additionally granted the underwriters of the offering the option to purchase an additional 825,000 Common Shares at the offering price during the period ended 30 days from the date the date of Westport’s final prospectus supplement filed in connection with the offering.

The offering was completed on February 27, 2012 with the option granted to the underwriters having been exercised in full, for aggregate gross proceeds to Westport of $273.6 million.

On February 20, 2012, Westport announced that it had entered into a Supply Agreement with Cummins to allow manufacturing of the Westport 15 litre engine in a Cummins manufacturing facility in Jamestown, New York, as further described under the heading “WESTPORT HD NATURAL GAS ENGINES & LNG FUEL SYSTEMS”, and more specifically the heading “Westport HD System Production and Distribution”.

On February 20, 2012, CWI announced the ISX12 G heavy-duty, factory built dedicated natural gas engine for regional haul truck / tractor, vocational and refuse applications.  The ISX12 G natural gas engine is based on the Cummins ISX12 diesel engine platform, the newest member of Cummins heavy duty engine family.  The ISX12 G will operate exclusively on natural gas (CNG or LNG) utilizing Cummins Westport’s proprietary spark-ignited, SEGR technology, first introduced with the 8.9 litre ISL G.

On February 20, 2012, Westport announced that it had entered into an amended and restated joint venture agreement with Cummins regarding the CWI joint venture, as further described under the heading “CUMMINS WESTPORT INC. ALTERNATIVE FUEL ENGINES”.

On February 3, 2012, CWI announced that Navistar, Inc. would be offering the CWI ISL G engine in the International® TranStar and WorkStar trucks.

On December 1, 2011, Westport announced that it had entered into an agreement with Electro-Motive Diesel (“EMD,” a subsidiary of Progress Rail Services, a Caterpillar company), an OEM of diesel-electric locomotives, to integrate Westport HPDI technology and natural gas fuel system technologies into an EMD locomotive provided by Canadian National Railways (“CN”).  The consortium is expecting to demonstrate the natural gas locomotive as part of the previously announced Sustainable Development Technology Canada (“SDTC”) project with CN and Gaz Métro. In accordance with the consortium agreement, Westport will provide its core technologies for the engine and fuel system, and intellectual property. EMD will contribute its expertise to integrate the natural gas engine, related components and controls to create a working locomotive platform.  EMD is one of the world’s largest builders of diesel-electric locomotives for all commercial railroad applications including intercity passenger, commuter, freight, switching, industrial and mining.

On November 7, 2011, Westport announced that it had been certified as having met the international standards of ISO 14001:2004, an Environmental Management System (“EMS”) standard.  Westport EMS encompasses the development, design, testing and assembly of alternative fuel systems for OEM clients and the general operations of Westport facilities.

On October 12, 2011, Westport announced that it had acquired AFV of Gothenburg, Sweden.  AFV is the sole supplier of natural gas fuel systems to Volvo Car.  Volvo dealers in Sweden have offered a bi-fuel 231-hp 2.5 litre turbocharged version of the popular V70 wagon, with the natural gas fuel system engineered and installed by AFV, since 2009.  The Volvo V70 Bi-Fuel has been approved as a company car for Swedish businesses, and Swedish drivers can fuel up at more than one hundred public natural gas filling stations.  In addition to emissions benefits, corporate and private customers are eligible for tax incentives that make natural gas an even more economical alternative.  AFV now aims to expand into other markets.

On September 28, 2011, Westport announced that the new natural gas WiNG System would be available in the popular Ford F-250 and F-350 Super Duty pickup trucks sold and serviced through authorized Ford dealers.

On September 23, 2011, Westport announced that it had raised CDN$36 million through the issuance of debentures (the “Debentures”) offered by Macquarie Private Wealth Inc. (“Macquarie”), on a private placement basis, to replace previously issued debentures that matured in July 2011.  The Debentures are unsecured and subordinated to senior indebtedness, mature on September 22, 2014 and bear interest at 9% per annum, payable in cash semi-annually in arrears on March 15th and September 15th of each year during the term, commencing on March 15, 2012.  The Debentures are not listed on any stock exchange.

On September 7, 2011, Westport announced that it had entered into an agreement with Shell to launch a co-marketing program in North America aimed at providing customers a better economic case when purchasing and operating LNGVs by consolidating key value chain components such as fuel supply, customer support and comprehensive maintenance into a single, user-friendly package.  Under the terms of the agreement, both companies will leverage their industry-leading positions in LNG production and distribution for Shell and LNGV systems and technology for Westport, to deliver an integrated commercial solution to participating customers, initially in North America.

On July 5, 2011, Westport announced that it had completed the previously announced purchase of Emer, a leading fuel system provider in the compressed natural gas and liquefied petroleum gas industry with a significant track record in technology innovation and operations.  The combined operations, under Westport LD, offer a complete systems solution to OEMs looking to take advantage of the growing alternative fuel market.  On September 14, 2011, Westport filed a business acquisition report regarding the acquisition of Emer pursuant to form 51-102F4 of National Instrument 51-102, Continuous Disclosure Obligations.

On June 28, 2011, Westport announced that it had entered into an agreement with GM to help develop advanced natural gas engine technology.  Westport also announced the opening of the Westport Michigan Technical Center.

On May 17, 2011, Westport announced that it had entered into an agreement with Caterpillar, to evaluate direct injection, natural gas fuel system technologies for possible use on Caterpillar’s large engines.  As part of the agreement, the parties agreed to combine their respective technologies and components to develop a fuel system to be evaluated on a multi-cylinder test engine.  Through this evaluation project, Westport and Caterpillar are seeking to demonstrate that the integration of their respective direct injection, natural gas technologies can deliver the high performance and high efficiency requirements large engine applications will demand.

On April 5, 2011, Westport announced that Heckmann Corporation, a water solutions company focused on water issues worldwide and, in particular, oil and natural gas exploration and production, is teaming up with Encana Natural Gas Inc. (“Encana”), a subsidiary of Encana Corporation, Westport and Peterbilt, a division of PACCAR, to transition its truck fleet from traditional diesel vehicles to NGVs.

Under the terms of the agreement, Encana will make fuelling services available where Heckmann Water Resources (“HWR”) operates its fleet of water transportation vehicles.  HWR will use the trucks to service its customer’s natural gas wells and provide water handling services in conjunction with its system of pipelines and disposal wells.  HWR issued a purchase order for 200 Peterbilt 367 LNG trucks incorporating Westport HD systems from Westport.

On February 27, 2011, Westport announced that it had secured a funding commitment of C$2.3 million from SDTC to develop HPDI technology for high-horsepower applications.  Westport is proposing to significantly improve the cost structure for operators of high-horsepower equipment while achieving compliance with increasingly stringent emission regulations and reducing greenhouse gas (“GHG”) emissions by up to 25%.  Consortium members in the SDTC project are Canadian National Railways Company and Gaz Métro Transportation Solutions, a wholly-owned subsidiary of Gaz Métro, the main distributor of natural gas in Quebec.

On February 22, 2011, Westport announced UPS’s commitment for LNG trucks powered by Westport HD systems.  The new heavy-duty trucks will be used in interstate operations for the Ontario, California to Las Vegas, Nevada route.  UPS announced plans to build publicly accessible LNG refuelling stations in Las Vegas and its intention to access existing refuelling stations in Ontario, California, and Salt Lake City, Utah, thus filling in an LNG trucking corridor from California to Utah. Funding for the trucks and refuelling stations is supported by the U.S.  DOE Clean Cities program and the SCAQMD’s UPS Ontario-Las Vegas LNG Corridor Expansion Project.  The DOE estimates that the LNG trucks alone will help displace approximately 1.25 million gallons of petroleum annually.

On December 21, 2010, Westport announced that Vedder Transport Ltd. (“Vedder Transport”) of Abbotsford, British Columbia had issued a purchase order for 50 Peterbilt 386 LNG trucks featuring Westport HD systems.  Vedder Transport, a division of the Vedder Transportation Group, specializes in the transportation of Food Grade products in a bulk liquid or dry state and offers dedicated and irregular route, truck load and less than truck load freight services throughout Canada, and between Canada and the United States.  The new trucks, powered by Westport HD, were intended to be used on routes within southern British Columbia primarily servicing the Bulk Food Grade Industry such as the British Columbia Dairy Producers and other liquid or dry state worldwide agricultural organizations.  FortisBC (formerly called Terasen Gas), a subsidiary of Fortis Inc., the largest distributor of natural gas in British Columbia, is currently fueling the Vedder Transport natural gas fleet with a permanent LNG refuelling station in Abbotsford.

On November 17, 2010, Westport announced that it had been ranked first by Corporate Knights Cleantech 10™ list for the second year in a row.  The Cleantech 10™ and Next 10 represent Canada’s best publicly and privately held companies in the Cleantech realm, and span a range of sectors from desalination to biofuels to solar technology.

On November 9, 2010, Westport filed a final prospectus supplement in Canada and the United States for an offering of Westport common shares totalling 6,050,000 common shares at a price of $17.50 per share, for gross proceeds of $105.9 million.  On November 15, 2010, Westport announced the exercise in full of the underwriters’ option to purchase an additional 907,500 common shares in connection with the offering. With the exercise of the option, under the offering, Westport issued a total of 6,957,500 common shares at a price of $17.50 per share, for gross proceeds of $121.8 million.

On October 28, 2010, Westport announced that Robert Transport of Boucherville, Québec had issued a purchase order for 180 Peterbilt LNG trucks featuring Westport HD systems.  Robert Transport is one of Canada’s largest for-hire trucking companies with an estimated 1,100 tractors and 2,300 employees.  The new trucks, powered by Westport HD systems, were intended to be used on line haul routes between Montréal and Québec City, and Montréal to Toronto. Fuel for the Robert Transport fleet is provided by Gaz Métro Transport Solutions, a wholly-owned subsidiary of Gaz Métro, the main distributor of natural gas in Québec.  Three LNG refuelling sites for Robert Transport fleet are located along the Ontario — Québec 401/Highway 20 corridor, in Québec City, Boucherville and Mississauga.

On July 13, 2010, Westport announced that Volvo Powertrain and Westport had signed a new agreement defining Westport responsibility to develop a range of biogas and natural gas-fuelled engine products for Volvo.  Westport works directly with the Volvo AB brands to identify market development opportunities for natural gas vehicles and assists in the infrastructure build-out of biogas and natural gas where needed.  Westport originally entered into an agreement with Volvo Powertrain in November 2009 describing Westport as a Tier 1 Development Supplier for its heavy-duty natural gas engines and associated supply chain.

On July 6, 2010, Westport announced that the Westport HD 2010 15L engine had been certified by the U.S. EPA to 2010 emissions compliance. The heavy-duty (“HD”) engine is certified and compliant to U.S. EPA 2010 emission limits of 0.2 g/bhp-hr oxides of nitrogen (“NOx”) and 0.01 g/bhp-hr particulate matter (“PM”) without the use of emissions credits.  In addition, Australia’s Department of Infrastructure, Transport, Regional Development and Local Government had certified the Westport HD engine in compliance with the Australian Design Rules (“ADR”) 80/03, which took effect for all heavy-duty truck models starting January 2011.

On July 3, 2010, Westport completed its previously announced investment in a joint venture with Weichai and Hong Kong Peterson to form WWI.  The joint venture agreement is scheduled to expire in 2039. Under the joint venture agreement, Westport invested approximately $4.3 million, for a 35% equity interest in WWI.  WWI develops, manufactures, and sells advanced, alternative fuel engines and parts for use in automobiles, buses, heavy-duty trucks, marine applications and power generation.

On July 2, 2010, Westport announced that it had completed the acquisition of OMVL, including its 51% interest in Juniper Engines Inc. (“Juniper”), for $25.7 million.  Westport paid cash of $17.1 million upon closing and will pay approximately $10.3 million on the third anniversary of the closing date. As a result of the transaction, Juniper, previously a joint venture between wholly-owned subsidiaries of Westport and SIT Group of Italy became a wholly-owned subsidiary of Westport.  This acquisition completed Westport LD’s strategy to enter the mobile industrial, non-mobile industrial and automotive segments.  On September 14, 2010, Westport filed a business acquisition report regarding the acquisition of OMVL pursuant to form 51-102F4 of National Instrument 51-102, Continuous Disclosure Obligations.

On April 14, 2010, Westport announced that 790,614 warrants previously issued to Industry Canada, a department of the Government of Canada (under its former Technology Partnerships Canada or “TPC” program), had been exercised at a price of $10.65 per warrant generating $8.4 million in cash for Westport.  Each warrant entitled the holder to one common share of Westport.

On March 24, 2010, Kenworth expanded its natural gas truck line with the T440 powered by the CWI ISL G, following a December 22, 2009 announcement that Kenworth would introduce the ISL G natural gas engine for the Kenworth T800 short hood and W900S models.

On January 19, 2010, Westport announced that Clark Material Handling Asia Ltd. had selected Juniper (now, Westport LD) to supply 2.4L LPG engines for Clark’s forklifts in the 1.5 to 3.3 tonne product range.  Juniper brand engines are assembled in South Korea and delivered to Clark’s Korean facility to be installed into forklifts sold in North America, as well as other export markets.  In January 2009, Westport unveiled Juniper engines at an international trade conference with an initial focus on industrial markets with Hyundai engine platforms.

STRATEGY

We believe that natural gas provides the best near-term alternative for oil in transportation and industrial applications, offering environmental, energy security and increasingly attractive economic benefits.  Moreover, the technology and infrastructure for wide scale adoption already exists.  Our objective is to enhance and protect our position as a leading global provider of alternative fuel systems technology for diesel applications using gaseous fuels such as natural gas, LPG, renewable natural gas (“RNG”) or hydrogen.  In order to achieve this goal, we focus our efforts on the following business strategies:

Accelerate Market Penetration of Westport LD and Pursue Additional Light-Duty Engine Markets

Westport LD, through its subsidiaries, targets the high volume light-duty vehicle and engine segments for automotive and industrial markets.  Westport LD intends to grow its consolidated business through new OEM relationships, expansion of existing relationships and continued strong aftermarket sales, by leveraging its capabilities and assembly facilities in Italy, Sweden, Argentina, Australia, South Korea, and the United States that today supply Europe, Asia and the Americas.  We will continue to pursue select strategic investments in new markets and develop OEM-class products and capabilities in order to allow Westport LD to compete for leadership in the light-duty alternative fuels market, with North American fleet vehicles being a significant target market.

Continue to Partner with Leading Global OEMs to Scale Westport HD Systems

Westport HD systems, now part of Westport On-Road Systems business unit, have been in development since 1999 and have undergone extensive testing and field trials in Canada, Australia and California, and in March 2007, the Company began commercial delivery of its systems for heavy-duty trucks.  Since launching the product in North America and Australia, we have sold over 980 HD systems as of December 31, 2012.  Through our relationships with Cummins, Weichai and Volvo, we have access to every major target market for heavy-duty trucks in the world.

In North America, we have partnered with Kenworth (a PACCAR Company) and Peterbilt (a PACCAR Company) for line production of the Kenworth T800 and the Peterbilt 367, 386, and 388 trucks equipped with our LNG fuel system and Westport HD 15L engine. In Australia, we have partnered with Kenworth Trucks (a division of PACCAR Australia) for line production of the Kenworth Trucks T409SAR, T659, and K200.  In China, WWI is integrating Westport HPDI technology to create the new 12-litre Weichai Westport HPDI Landking engine designed to deliver the same power, torque, and performance as that of the original diesel engine.  Moreover, Westport and Volvo Powertrain have been working together since July 2010 to develop and commercialize natural gas fuelled engine products featuring Westport HPDI technology.  The product, a 13-litre heavy-duty natural gas engine, is scheduled to launch in 2014.

We are continuing discussions with additional leading truck and engine OEMs to integrate our products into existing truck and engine configurations and expand our existing relationships.  By offering a complete systems solution, including development services, to our OEM partners, our goal is to create market demand by nurturing early customers and removing possible barriers to adoption by working directly with strategic partners.

Continue to Partner with Leading Global OEMs to Develop Natural Gas Technologies for High-Horsepower Applications

There are a number of high-horsepower applications (16 litre or greater) that would benefit from utilizing Westport technologies such as locomotives, mine trucks and marine vessels.  These demanding engine applications consume large amounts of fuel and often operate in regions where LNG offers a significant cost advantage over diesel, thereby providing favourable economics for natural gas use.  Moreover, what makes this sector even more attractive is that there is a concentrated target group of OEMs and customers.  We are working with Caterpillar to co-develop natural gas technology for off-road equipment.  In partnership with CN, EMD, and Gaz Métro, a prototype EMD SD70 locomotive under a program funded by SDTC, will be tested in service with CN during 2014.

Continue to Develop Valuable Strategic and Business Alliances

We have established several strategic relationships with key industry engine OEMs, including Volvo, Cummins and Weichai as well as Delphi Automotive Systems, LLC (“Delphi”), which is supplying Westport proprietary fuel injectors.  We have also established several strategic joint ventures, including CWI and WWI.  In addition to our strong supply chain relationships, we have also developed strategic relationships with several leading truck OEMs, including: Kenworth, Peterbilt, Mack Trucks, Inc., Freightliner Trucks and PACCAR Australia Pty. Ltd.  We also have a strategic relationship with North America’s largest natural gas refuelling company, Clean Energy Fuels Corp., as well as other natural gas producers around the world such as, including but not limited to, Shell and Encana.  These relationships provide significant value in leveraging our partners’ global market access and distribution channels while creating barriers for competitors seeking to enter our markets.

Achieve Automotive-Scale Production by Adding New Partners

We plan to partner where possible with the largest tier one automotive component suppliers, allowing us to benefit from economies of scale, pre-existing manufacturing capacity, proven production capability, and developed supply chains, thus driving down our cost structure and further enhancing product quality.  To date, we have focused on developing a strong supply chain by partnering with leading suppliers to the medium- and heavy-duty truck industry.  We cooperate on fuel delivery system development programs with a number of companies and are in discussions with a number of the world’s leading suppliers to develop complete solutions for our customers.

Focus on Geographic Expansion by Penetrating Key Markets in Asia, Europe and Australia

According to NGVA Europe and the GVR, there are more than 16 million NGVs of all classes on the road globally.  The fastest growing markets are Asia-Pacific and Latin America, which combined account for more than 86% of the total number of NGVs.

We intend to focus our market development efforts in regions where natural gas vehicle sales are growing.  These countries generally share at least one of the following common attributes that serve to promote the shift to natural gas for transportation:

•                                          Lack of domestic oil reserves or insufficient refining capacity to meet transportation demands with petroleum fuels only;

•                                          Domestically available and cost advantageous natural gas resources;

•                                          Favorable natural gas fuel price differentials compared to petroleum fuels;

•                                          Well-established gas transmission and distribution networks coincident with major transport routes;

•                                          Urban air quality concerns;

•                                          Lack of stringent emissions standards, resulting in a low adoption of advanced vehicle emissions controls; and

•                                          Regulations and policies for either GHG mitigation or energy security purposes that either mandate alternative fuels or incentivize their use.

China is one of the world’s largest markets for all types of vehicles, and its heavy-duty truck (greater than 16 tonnes) market is already approximately as large as those in Europe and North America.  China is focused on moderating the environmental impact of rapid urbanization and tremendous vehicle growth.  The demand for cleaner fuel, such as natural gas, with economic advantages over traditional fuels is increasing, with an estimated 1,200,000 NGVs already in China and over 2,800 refuelling stations to support those vehicles. WWI has experienced significant growth in China with over $270 million in revenue for calendar year 2012 compared with $109 million in revenue for calendar year 2011.

We also focus on promising markets in other parts of Asia, such as India. We are working with Tata Motors to develop an engine for light- and medium-duty trucks and buses in India.  Westport LD, through Emer, has a joint venture with Minda Emer Technologies Limited that supplies Suzuki Maruti, the market leader in passenger cars in India.

Since its inception in 2001, CWI has sold over 34,000 engines in North America and internationally.  Over 60% of the engines sold internationally have been to Chinese bus OEMs for domestic service and also for export, primarily to Latin America.  In addition, Westport LD, through its subsidiaries, sells CNG and LPG systems and aftermarket components to customers in multiple countries in South America.  Supported by our assembly facility in Buenos Aires, we expect to continue to expand sales in this region.

European regulators have implemented some of the most aggressive responses to air quality issues and climate change concerns and are concurrently promoting increased use of natural gas in vehicles. We believe the opportunities are strong in Europe’s light-duty, automotive, transit, refuse, urban truck, and heavy-duty vehicle markets.

Another region where we believe market conditions are favourable for LNG trucks is Australia.  A significant market driver in Australia is the availability of domestic natural gas and expanding LNG production that could provide strong financial incentives for heavy-duty trucking fleets, mines and other high fuel use applications to operate with our LNG system-equipped engines.  In December 2008, we signed a collaborative agreement with PACCAR Australia to commercialize LNG Kenworth trucks for this market, and in early 2011, we established an office in Melbourne to support sales, parts, and service.

Maintain Leadership as Alternative Fuel Technology Providers

Alternative fuel system technology is the foundation of our business and our ability to commercialize our products globally.  We believe the combination of our considerable investment in research and development and team of world-class engineers is responsible for driving innovation in gaseous fuel systems and combustion engine technology since our founding in 1995.  Leading global engine producers and OEMs utilize our differentiated intellectual property, thereby allowing us to commercialize our products worldwide.

We believe that our global patent portfolio has been pivotal to our market-leading position and that it continues to serve as a significant barrier to new entrants. In addition to protecting our competitive position in the market, our intellectual property also allows us to generate an additional revenue stream through licensing agreements.  In order to support our business objectives, we expect our intellectual property portfolio to expand as we file new patent and trademark applications to capture value generated by new technological advances.

In order to maintain technology leadership in gaseous fuel utilization, we continue to explore products improvement and new product opportunities in each of the segments we serve.  This is to ensure that our products maintain best in class status and that they evolve to meet market dynamics.  Today, our products are built on an alternative fuel platform that leverages the abundant global supply of natural gas and LPG.  Over the longer term, if alternative renewable energy sources such as RNG or manufactured fuels, including hydrogen, hydrogen-natural gas blends, and dimethyl ether, emerge as cost-competitive options, we expect that our gaseous-fuelled engine technologies, systems and experience will position us to exploit such new low-carbon fuels as they emerge.

OPERATIONS

Westport LD, through its subsidiaries, designs, produces and sells high-performance alternative fuel engines, systems and components targeting the high volume light-duty vehicle and engine segments for automotive and industrial markets.  CWI designs, engineers and markets natural gas engines based on Cummins diesel engine platforms, primarily for the urban bus, refuse, and truck markets.  During the majority of 2012, Westport HD (now part of Westport On-Road Systems business unit) provided engines and fuel systems that allow heavy-duty vehicles to run primarily on natural gas while maintaining diesel equivalent performance and efficiency.  Such operations and activities are currently carried on through Westport’s On-Road Systems business unit.  Westport also sells other products and services to facilitate the early adoption of LNG trucks.  Westport additionally is developing its technologies and engines for a number of high-horsepower applications that require high efficiency and performance over the operating range of the engine.

WESTPORT LD ALTERNATIVE FUEL ENGINES & FUEL SYSTEMS

Westport LD is a Westport subsidiary targeting the high volume light-duty vehicle and engine segments for automotive and industrial markets targeting the principal markets of North America, Europe, and Asia through a number of additional affiliated subsidiaries.

Westport LD and its subsidiaries offer advanced technology CNG and LPG engines and fuel systems for the OEM markets. The North American business is supported through the Westport Michigan Technical Center.  In Sweden, Westport LD, through AFV, offers bi-fuel (natural gas/gasoline) systems engineered and installed on the Volvo V70 Bi-Fuel wagon.

Westport LD also offers OMVL and Emer brand aftermarket kits and components for the conversion of engines from gasoline (petrol) to natural gas or LPG. Westport LD leverages the advanced engineering capabilities of Westport and the precision high volume manufacturing of our European operations.

For industrial applications, Westport LD offers complete engine solutions to industrial vehicle OEMs and stationary packagers globally through its subsidiaries.  The Juniper brand engine provides robust performance for harsh applications such as material handling and oilfield generation. Westport LD and its subsidiaries currently supply Clark with Juniper 2.4L LPG industrial engines, based on the Hyundai Motor Company (“Hyundai”) base engine platform, for Clark forklifts sold globally.

Westport LD and its subsidiaries, as a single point-of-contact solution provider, can help reduce manufacturing, logistics and support costs for OEMs. Our strengths as a solutions provider include a proven fuel system that can be applied to a range of engines, access to world class engineering and manufacturing capabilities, a global support network, and a portfolio of advanced technologies.

Westport LD, through the acquisition of OMVL, Emer and AFV, is providing light-duty products and capabilities for the light commercial and passenger vehicle market. Westport LD intends to grow its business through new OEM relationships and continued strong aftermarket sales by leveraging its capabilities and manufacturing and assembly facilities in Italy, Sweden, Argentina, Australia, South Korea, and the United States.  Westport LD and its subsidiaries currently collaborate with global manufacturers of motor vehicles, including GM, Ford, Fiat, Volkswagen, Toyota and PSA Peugeot Citroën and Volvo Car with sales in Europe, the Americas, and Australasia.

Westport LD has access to a strong portfolio of fuels expertise that includes LPG, natural gas, biomethane and hydrogen, and higher efficiency advanced technologies for future development.  Our goal is to be an innovation leader, bringing higher efficiency and higher performance offerings to the market at a competitive price.

We will continue to pursue select strategic investments in new markets and develop OEM-class products and capabilities in order to allow Westport LD to compete for leadership in the light-duty alternative fuels market, with North American fleet vehicles being a significant target market.

AFV Bi-Fuel System Production

The Volvo V70 Bi-Fuel wagon has a maximum power rating of 157kW at 6000 rpm, and maximum torque rating of 300NM from 2700 to 5000 rpm.  The product is certified to meet Euro 5 emissions regulations.  In mid-2012, we launched the 2013 model year V70. The 2.0-litre turbocharged V70 has improved fuel efficiency and extended range compared with the previous model.  The manual transmission option is popular for company cars in Sweden.

The fuel system for Volvo V70 Bi-Fuel wagons is assembled and tested on the Volvo V70 products in Gothenburg, Sweden, adjacent to the Volvo Car plant.

Juniper 2.4 Litre Alternative Fuel Engine & Fuel System Production

The four cylinder 2.4 litre LPG product is capable of achieving 56 kW (75 hp) at 2,800 rpm and maximum torque of 190 Nm (140 ft. lbs) at 1,800 rpm.  The CNG version of the 2.4 litre engine is rated for 52kW (70hp) at 2,800 rpm and maximum torque of 180 Nm (133 ft. lbs) at 1,800 rpm.  Both the LPG and CNG 2.4 litre engines are certified to EPA 2007 Tier II Off-road LSI Engine and CARB 2010 Off-road LSI Regulations.

The fuel system for the Juniper 2.4 litre engine is assembled in Westport LD’s Pernumia, Italy, plant, and the base engines are manufactured by Hyundai in South Korea.  Final engine assembly and testing is performed in Busan, South Korea.

Westport LD Revenues(1)

	Year Ended
(Expressed in thousands of U.S. dollars)	December 31, 2012	December 31, 2011(2)
Product Revenue	$107,785	$59,118
Parts Revenue	$199	$73
Total	$107,984	$59,191

Note:

(1)         The table represents the consolidated revenues of Westport LD and its subsidiaries as well as revenues from the WiNG System, which for the majority of 2012 were consolidated through Westport’s light-duty business unit.  During the fourth quarter of 2012, Westport ceased reporting light-duty revenues and operations as a separate business unit.

(2)         Effective March 31, 2011, Westport changed its year end from March 31 to December 31.  As such, figures in this column represent revenues generated during the nine months from April 1, 2011 to December 31, 2011.

CUMMINS WESTPORT INC. ALTERNATIVE FUEL ENGINES

CWI engine products are based on Cummins’ diesel platforms, featuring spark-ignited alternative fuel technology designed for commercial bus and truck applications.  Because of inherent advantages in low-emission internal combustion natural gas engines, we believe that CWI products can offer lower life cycle costs in a number of applications compared to conventional and other alternative-fuel engine products.  CWI engines compete with conventional and alternative-fuel engines on a number of different factors including reliability, performance, price, service, parts availability and other factors.  CWI is the leading supplier of natural gas engines to the North American transit bus industry and to refuse collection fleets, and the outlook for conventional truck markets is promising.

CWI has four engines in commercial production today: ISL G, C Gas Plus, B Gas Plus, and ISB5.9 G targeted at the principal markets of urban transit, shuttle bus, refuse collection, vocational and dump trucks, medium and heavy-duty truck and tractor applications, school bus, street-sweepers, and delivery vehicles.

The ISL G was introduced in 2007 and was the world’s first heavy-duty engine for bus and truck applications to meet the 2010 U.S. EPA and CARB on-highway emissions levels.  The ISL G incorporates advanced combustion and emissions control technologies to offer all the advantages of previous lean-burning natural gas engines with an increase in performance and fuel efficiency, while meeting the strict 2010 EPA and CARB emissions standards of 0.20 grams per brake horsepower-hour (“g/bhp-hr”) of NOx and 0.01 g/bhp-hr of particulate matter.  In 2008, the ISL G was certified to the Euro EEV, or, Environmentally Enhanced Vehicle, standard.

The 8.9 litre ISL G engine uses stoichiometric exhaust gas recirculation and spark ignited (“SESI”) combustion, leveraging Cummins’ proven cooled exhaust gas recirculation (“EGR”) technology to create a high-performance natural gas engine.  The use of cooled exhaust gas in place of air in excess of what is required for complete combustion lowers combustion temperatures and allows the creation of a virtually oxygen-free exhaust, which in turn allows for the use of a three-way catalyst (“TWC”) for emissions control.  TWCs are simple passive devices that are maintenance-free and have been commonly used in passenger cars since the 1970s.  CWI SESI technology improves power density as well as fuel economy and emissions with low-speed torque improved by over 30% compared to previous lean burn engines.

With ratings from 250 to 320 horsepower, this high-performance, low-emissions engine has sufficient power and torque for medium/heavy-duty truck and tractor applications, large urban transit buses, shuttle and school buses, and larger refuse and dump trucks.

The C Gas Plus, B Gas Plus and ISB5.9G all use lean burn combustion technology and are sold outside of North America, primarily in Asia and South America where they meet local emissions standards. The C Gas Plus is an 8.3 litre lean burn natural gas engine with ratings from 250 to 280 horsepower.  It was introduced in June 2001, and is certified to Euro III and IV emissions standards.

The B Gas Plus engine is 5.9 litres in displacement and is suitable for shuttle bus, vocational and other truck applications that require less power and a smaller package size than the C Gas Plus.  Launched in October 2002, the B Gas Plus is certified to Euro V and EEV emissions standards and has power ratings from 195 to 230 horsepower.

The ISB5.9 G is certified to Euro V and EEV emission standards with Euro Onboard Diagnostic Stage II certification.  The ISB5.9 G has power ratings from 195 to 230 horsepower.

Field tests are nearing completion for the ISX12 G engine, an 11.9 litre heavy-duty, factory built dedicated natural gas engine for regional haul truck / tractor, vocational and refuse applications.  The ISX12 G natural gas engine is based on the Cummins ISX12 diesel engine platform and will operate exclusively on CNG or LNG utilizing CWI’s proprietary spark ignited, SESI technology, first introduced with the ISL G in 2007.  The ISX12 G is scheduled to be launched in mid-2013 and will be certified to meet all current EPA and CARB emissions standards.  The engine will be available with up to 400 horsepower and 1,450 lb-ft of torque.

In October 2012, CWI announced the start of development of the 6.7 litre ISB6.7 G natural gas engine.  This engine will be based on the Cummins ISB6.7 diesel engine and will use CWI’s spark-ignited, SEGR technology and three-way catalyst. The engine will operate on either CNG or LNG. The ISB6.7 G is expected to be in production by 2015 and will be designed to meet EPA and CARB regulations in force at the time of launch.

CWI is a Delaware corporation owned 50% by Westport Power Inc., a wholly-owned subsidiary of Westport, and 50% by Cummins.  The board of directors of CWI is comprised of three (3) representatives from each of Westport and Cummins.  On February 19, 2012 (the “Effective Date”), Westport, Cummins and CWI entered into a Second Amended and Restated Joint Venture Agreement (the “Amended JVA”) governing the operations of CWI and which amended the focus of CWI’s future product development investments to North American markets, including engines for on-road applications between the displacement range of 5.9 litres through 12 litres, and to have these engines manufactured in Cummins’ North American plants.

The purpose of the joint venture is to engage in the business of selling, marketing and developing spark-ignited natural gas or propane engines for on-highway use.  Generally speaking, products covered by the scope of the Amended JVA include all spark-ignited natural gas or propane engines, and related parts, products and kits manufactured for CWI as of the Effective Date, including the ISX12 G and ISB6.7 G engines in development by CWI, as well as any further emissions-certified versions of such products, and any future CWI products unanimously approved by the CWI board of directors, Cummins and Westport for inclusion under the CWI joint venture (“CWI Products”).

The Amended JVA defines CWI’s market as sales of CWI Products manufactured (or, in the case of the ISX12 G and ISB6.7 G engines, planned to be manufactured) in the United States, Canada and/or Mexico for use in on-road vehicles in such countries as well as continuation of CWI’s business with respect to the local production of CWI Products in India and/or China for those local markets for up to three years following the Effective Date.

During the term of the Amended JVA, Cummins has the sole right to sell and export all CWI Products outside of North America.  CWI Products sold outside of North America will be sold by Cummins as Cummins branded products.  CWI will be credited the revenue and charged for the cost of revenue and other related costs for CWI Products from 5.9 up to 10 liters regardless of where they are sold in the world or how they are branded.  Revenue on the sale of the 11.9 liter CWI Product in North America and in Australia will be credited to CWI, subject to CWI being charged for the cost of revenue and other related costs.  Cummins will retain all revenue and be responsible for the cost of revenue and other related costs for sales of the 11.9 liter CWI Product outside of North America and Australia.

Under the terms of the Amended JVA, Westport and Cummins agree not to sell on-highway natural gas or propane engines within the market scope except as provided by the Amended JVA.  Cummins has also agreed not to market or sell a spark-ignited natural gas engine of 13 liters or less that is derivative of the ISX12 G platform, or any spark-ignited natural gas or propane engine that falls within the displacement range of the CWI Products in North America.  However, after the first five years of the Amended JVA term, Cummins may produce and sell a spark-ignited natural gas or propane engine for the North American market that falls within the displacement range of the CWI Products if done without any assistance from CWI, if such engine is based on an entirely new Cummins heavy-duty engine platform not in production in North America on the Effective Date and provided that Cummins pays to CWI a specified royalty on the net revenue of each such engine sold.

Under the Amended JVA, in the event CWI’s annual revenue exceeds certain baseline revenue levels, Westport and Cummins are entitled to receive a performance bonus (the “Performance Bonus”).  If and when achieved in any year, the Performance Bonus will be calculated as a percentage of CWI’s net income based on the amount by which CWI’s actual annual revenue exceeds its baseline revenue level for such year and the applicable party’s share of the Performance Bonus (75% in the case of Westport; 25% in the case of Cummins).  Net income remaining after payment of the Performance Bonus will be shared equally between Westport and Cummins, with dividends paid on a quarterly basis as approved by the CWI Board of Directors after considering CWI’s business outlook, cash position and future liabilities.

The Amended JVA became effective upon the Effective Date and will continue in full force and effect until the earlier of (a) December 31, 2021, or (b) termination prior to such date in accordance with the terms of the Amended JVA.  The Amended JVA will be subject to termination prior to December 31, 2021 under certain circumstances and events described in the Amended JVA, including upon a change of control of either Cummins or Westport.

In the event of a change of control of Westport, Cummins may elect to terminate the Amended JVA in which case Cummins is obligated to repurchase Westport’s shares of CWI at a price determined based on a formula in Amended JVA, or in lieu of exercising its termination right, Cummins may elect to continue the Amended JVA upon certain modified terms, including that:  ownership of CWI will be adjusted so that Cummins owns 50.1% and Westport owns 49.9% of CWI; no Performance Bonus will be payable for any periods following such election; Cummins will thereafter have the ongoing right to nominate the President; and Westport will have no access or license to any CWI intellectual property developed after the date of the change of control.

Pursuant to the Amended JVA, certain actions require unanimous approval of CWI’s board of directors and/or shareholders, including the declaration or payment of any dividends or any other distributions by CWI, material changes to CWI’s business and the addition of new products to CWI’s business.  See “Risk Factors — We are dependent on our relationship with Cummins for CWI revenues and profits.”

As of March 7, 2013, the board of directors of CWI is comprised of Ed Pence, Cummins Vice President and General Manager, High Horsepower Engine Business (Chairman); Dean Cantrell, Cummins Automotive On Highway Business Controller; Ric Kleine, Cummins Vice President, On Highway Business; John Lapetz, Westport VP and Managing Director, North American Light Duty Vehicle Programs; Bill Larkin, Westport Chief Financial Officer and Mel Ogmen, Westport Vice President, Engineering and Operations.

CWI Engine Production and Distribution

CWI engines have historically been manufactured in two different locations: a Cummins engine plant in Rocky Mount, North Carolina, and by Cummins India Limited in Pune, India.  Pursuant to the terms of the Amended JVA, CWI will focus on sales in North America with engines that are manufactured in Cummins’ North American engine plants in Rocky Mount, North Carolina and Jamestown, New York.  Engines are sold to truck and bus OEMs for installation onto new vehicles.  The fuel storage systems are installed at the OEM factory or at a third party location, such as a truck-body builder (i.e., refuse) or at a fuel system integrator.

CWI Revenues

	Year Ended
(Expressed in thousands of U.S. dollars)	December 31, 2012	December 31, 2011(1)
Product Revenue	$161,741	$114,518
Parts Revenue	$36,274	$24,326
Total	$198,015	$138,844

Note:

(1)                                 Effective March 31, 2011, Westport changed its year end from March 31 to December 31.  As such, figures in this column represent revenues generated during the nine months from April 1, 2011 to December 31, 2011.

WESTPORT HD NATURAL GAS ENGINES & LNG FUEL SYSTEMS

A key element of our strategy is to diversify our revenue base through increasing the market share of our Westport HD system, now part of Westport On-Road Systems business unit, which includes both the Westport HD 15L engine and the LNG fuel system. The Westport HD system is designed to power on-road heavy-duty trucks. Our immediate market focus is North America and Australia, particularly in regions where LNG availability or relationships with fuel providers are developing or established.  Our target market segment consists of high fuel consumers or high mileage, heavy-haul over-the-road (“OTR”) fleets that operate on fixed routes or corridors or that operate from centralized locations or distribution centers.

The Westport HD system allows on-road heavy-duty truck to operate with approximately 95% replacement of diesel fuel by natural gas in high duty cycle applications while maintaining the diesel performance and efficiency throughout its operating range.  By directly injecting the natural gas at high pressure into the combustion chamber, HPDI reproduces key benefits of diesel engines: high efficiency over the speed and torque operating range; high torque capability; and high reliability.  The use of a diesel pilot to support auto-ignition of the injected natural gas provides robust combustion in a high-compression, unthrottled diesel cycle engine.  At the same time, the properties of natural gas contribute to a reduction in combustion by-products such as NOx, PM and GHG.

We believe the Westport HD 15L engines are the best solution for low emissions heavy-duty trucks that require one or more of the following characteristics:

•                                          high diesel substitution with natural gas;

•                                          high torque at low engine speeds;

•                                          high power ratings for heavy loads and difficult terrain;

•                                          excellent transient response;

•                                          full certification to meet or surpass low NOx and PM emissions legislation; and

•                                          lower GHG emissions.

We target geographical markets with one or more of the following characteristics:

•                                          LNG fuel availability in the market at competitive prices that make total life cycle costs for vehicle purchase and operation less expensive than conventional diesel trucks; and

•                                          Existence of high mileage, high fuel users that may include heavy-haul or long haul fleets that are running along major transportation corridors.

We believe that these factors are currently present in Quebec, Ontario, British Columbia, Southern California, Arizona, Nevada, Utah, Texas, the North East and other regions within the United States as well as in parts of Australia.  Within these areas, we target fleets with heavy-duty trucks that typically operate from centralized hubs with return-to-base operations or those that run on corridors where fuelling infrastructure can be more easily established and managed.  We are currently targeting prospective customers that meet the aforementioned characteristics including those that are engaged in heavy-haul OTR transport.

The Westport HD system is composed of proprietary natural gas fuel injectors, fuel pumps, control units, and onboard LNG storage tanks.  LNG fuel for the HD engine is stored in the LNG tank and drawn out with a unique LNG pump (powered by hydraulic oil from an engine-driven hydraulic pump).  The LNG is vaporized using excess heat from the engine coolant and exits the tank module at approximately 100 ºF and 4,500 psi (40 ºC and 30 MPa).  The warm, high-pressure gas is filtered and passed through an accumulator vessel that dampens pressure fluctuations and provides natural gas for engine start-up.  At the same time, a diesel fuel pump draws and pressurizes diesel fuel from the pilot diesel tank. Both the diesel and natural gas are sent to the fuel conditioning module, where they are pressure regulated, filtered, and distributed to the fuel injectors via fuel rails.  The HD engine is electronically managed by the control units, allowing continuous adjustments that provide optimal and unparalleled engine efficiency.  The Westport HD system is currently available in Australia certified to the ADR 80/03 emissions standard and in North America (Canada and USA) where it has received 2010 U.S. EPA and CARB emissions certification.

Since July 2010, Westport and Volvo Powertrain have been working together to develop natural gas fuelled engine products featuring Westport HPDI technology.  The product, a 13-litre heavy-duty natural gas engine, is scheduled to launch in 2014.

In July 2010, we established WWI, a joint venture between Westport (35% interest), Weichai (40% interest) and Hong Kong Petersen (25% interest) to focus on the Chinese market.  WWI develops, manufactures, and sells advanced, alternative fuel engines and parts that are widely used in city bus, coach, and heavy-duty truck applications in China or exported to other regions globally.  Currently, WWI is integrating Westport HPDI technology to create the new 12-litre Weichai Westport HPDI Landking engine that will deliver the same power, torque, and performance as that of the original diesel engine.  Expected to be launched in 2013, this engine will fill the gap in the natural gas engine market for heavy-duty trucks in China.

Current Engine Ratings

The Westport HD engine for North America is based on a Cummins ISX engine and is offered in three ratings: 400 horsepower with 1,450 ft-lbs torque; 450 horsepower with 1,650 ft-lbs torque; and 475 horsepower with 1,750 ft-lbs torque.  These engines have been certified to both the US EPA and CARB emissions standards for 2010.

In Australia, three engine ratings are offered: HD 485 with peak power of 500 horsepower and 1,650 ft-lbs torque; HD 525 with peak power of 550 horsepower and 1,850 ft-lbs torque; and HD 550 with peak power of 578 horsepower and 1,850 ft-lbs torque.  These engines have been certified to the ADR emission levels ADR 80/03.

Westport HD System Production and Distribution

The Westport HD system includes (i) the Westport HD 15L engine equipped with our proprietary natural gas fuel injectors featuring HPDI technology; (ii) our proprietary fuel pumps; (iii) proprietary control units; and (iv) onboard LNG storage tanks.  Production for the Westport HD system follows an OEM on-line production model made possible with agreements with both Kenworth (North America and Australia) and Peterbilt (North America only) for assembly line production of LNG trucks powered by Westport HD systems.  For OEM supply, the Cummins ISX engine, purchased by PACCAR Inc., is manufactured at Cummins’ manufacturing plant and then transported to our 21,000 square foot assembly centre in Delta, British Columbia, where it is fitted  with our proprietary Westport HD system.  The Delta facility is also responsible for the final assembly and testing of the complete engine and fuel system.  Component parts are delivered to our assembly plant where the assembly process is completed.

Westport has entered into a Supply Agreement with Cummins to allow manufacturing of the Westport HD 15 litre engine in a Cummins manufacturing facility in Jamestown, New York.  The HD Supply Agreement provides Westport with the ability to have its Westport technology-equipped heavy duty engines produced in a Cummins manufacturing facility when a minimum threshold sales volume of at least 1,500 engines in any 12-month period has been achieved by Westport. The supply agreement term is for three years beginning from the date the first Westport technology-equipped engine is shipped by Cummins after Westport meets the minimum volume threshold. The term automatically renews if the threshold volumes continue to be achieved. If Cummins does not ship a Westport technology-equipped engine on or prior to February 19, 2017, the agreement will terminate.

Westport HD Revenues(1)

	Year Ended
(Expressed in thousands of U.S. dollars)	December 31, 2012	December 31, 2011(2)
Product Revenue	$21,129	$16,046
Parts Revenue	$3,269	$2,278
Service Revenue	$13,508	$10,181
Total	$37,906	$28,505

Note:

(1)         The table represents the revenues attributable to the former Westport HD business unit.  Effective during the fourth quarter of 2012, Westport realigned its business structure and no longer treats Westport HD as a separate business unit.

(2)         Effective March 31, 2011, Westport changed its year end from March 31 to December 31.  As such, figures in this column represent revenues generated during the nine months from April 1, 2011 to December 31, 2011.

WESTPORT OTHER PRODUCTS & SERVICES

Westport WiNG™ Power System Production

The WiNG System is currently available in Ford F-250 and F-350 Super Duty pickup trucks sold and serviced through authorized Ford dealers.  Beginning April 1, 2013, it will additionally be available in Ford F-450 and F-550 Super Duty trucks.

Westport is also developing relationships with service body companies to offer installation of second unit bodies on its F-250 and F-350 pickup trucks.  In addition to the installation of the WiNG System, customers may now choose the option to install second unit bodies with a single ship through, saving significant time and delivery costs.  These service body options are also expected to be available on the new F-450 and F-550 models.

The F-250 and F-350 pickup trucks, powered by Ford’s 6.2L hardened engine platform, and future F-450 and F-550 trucks, powered by a hardened 6.8L engine, can also run on ordinary gasoline.

The Ford F-250, F-350, F-450 and F-550 pickups with the bi-fuel WiNG System have undergone the same rigorous OEM testing for safety and durability required for all OEM products.  They are designed to meet both EPA and CARB standards.  The F-250 and F-350 pickups with the bi-fuel WiNG System have received the 2013 EPA certificate.

The WiNG System is assembled and tested on the Ford vehicles at the WKIC, a Ford QVM audited facility, located adjacent to Ford Motor Company’s Kentucky Truck Plant.

Other Products & Services

In mid-2012, Westport launched JumpStart mobile fuel services to facilitate the early adoption of LNG trucks while construction of new LNG refuelling infrastructure is being completed and to facilitate LNG refuelling in remote locations. JumpStart leases portable LNG trailers directly to Westport HD customers, to LNG fuel providers and station operators.  As at December 31, 2012 there were seven JumpStart units under leases supporting over 150 HPDI trucks in North America with fleets such as Vedder Transport, Green Energy and UPS.

In mid-2013, Westport expects to expand its trucking product offerings with the launch of the Westport LNG Tank System in North America.  This new product is an example of leveraging existing Westport HPDI technology and expanding its market applicability to increase Westport’s solution content in a broader range of natural gas engine and vehicle systems.

The Westport LNG Tank System will be available in 120 and 150 gallon capacities, and optimized for SI natural gas engines such as those sold by CWI. The Westport LNG Tank System features proprietary Westport technology and is expected to provide customers with the ability to fuel the largest SI engines on a single tank and deliver extended range.

Key characteristics of the new Westport LNG Tank System:

•                                          Current industry standard systems require two LNG tanks to operate effectively with larger SI engines and require warm (saturated) LNG. The Westport LNG Tank System is optimized for trucks running even the largest SI engines, reducing the overall fuel system costs and weight dramatically with the single-tank option;

•                                         The 120 gallon or 150 gallon single-tank systems can run for approximately 350 to 450 miles, respectively, on cold (unsaturated) LNG fuel. Those ranges double for dual-tank configurations;

•                                          Fuel-flexibility with the ability to carry both cold and warm LNG;

•                                          By carrying fuel as cold LNG, the Westport LNG Tank System can increase fuel storage times and improve vehicle range by up to 10 percent;

•                                          Universal system design allows for any OEM to integrate;

•                                          Compared to existing CNG options, a single 150 gallon Westport LNG Tank System takes the place of three standard CNG tanks, lowering fuel storage costs and reducing overall vehicle weight by approximately 600 lbs. Additionally, LNG has shorter refuelling times compared to CNG;

•                                          Customers receive a two year / 250,000 mile warranty along with access to field service from Westport-trained personnel;

•                                          Westport Active System Management features proprietary control algorithms and connects with standard engine controllers to allow fuel delivery to match driving patterns;

•                                          An advanced driver display that indicates not only the LNG fuel levels, but also status and diagnostic information about the tank and integrated pumps; and

•                                          Fleets with a combination of SI and Westport HPDI trucks can now rely on the same LNG refuelling infrastructure due to the system’s fuel-flexible capabilities.

Revenues generated from the JumpStart mobile fuel services are accounted in the Westport HD Revenues section above.

HIGH-HORSEPOWER APPLICATIONS

Westport is currently working with various OEMs to develop larger engines for applications that would benefit from using Westport HPDI technologies including heavy construction vehicles, marine vessels, mining trucks, and locomotives.  Many of these products consume large amounts of fuel and often operate in regions where natural gas offers a significant cost advantage over diesel, providing substantial savings in operating costs and petroleum resources with the benefit of lower GHG emissions.

Westport and Caterpillar are actively co-developing natural gas technology for off-road equipment, as announced in June 2012.  While the initial focus is on engines used in mining trucks and locomotives, these engines are also used in a variety of electric power, industrial, marine and petroleum extraction applications worldwide.  Caterpillar and Westport are combining technologies and expertise, including Westport HPDI technology and Caterpillar’s industry leading off-road engine and machine product technology, to develop the natural gas fuel system.  As part of this agreement, Westport will supply key components to Caterpillar for these products, which are expected to be commercially available within four years.  The first locomotive prototype will be the EMD SD70 locomotive under the SDTC funded program in partnership with CN, EMD and Gaz Métro, which will be tested in service with CN during 2014.

TECHNOLOGY

We have invested over $400 million towards the research, development and commercialization of our proprietary technologies, which allow engines to operate on natural gas and other gaseous fuels while preserving the key performance benefits of gasoline or diesel engines.

We strive to develop and integrate the technologies that best fits the requirements of our target applications. As a result, Westport uses different fuel system and engine technologies across its range of applications. Generally, our technologies encompass vehicle and engine fuel systems, combustion and control approaches, as well as exhaust emissions treatment.

Light-Duty Applications

Light-Duty applications include fork lift applications, small industrial engines, passenger cars and larger commercial vehicles such as pick-up trucks and utility vans.

Fuel System Components: Westport LD, through its Emer and OMVL subsidiaries, develops and manufactures safe, certified, reliable, low cost fuel system components that enable gasoline engines to be adapted to natural gas or LPG operation. Fuel system components include CNG tank valves, which are designed to provide multiple layers of safety, fill nozzles, gaseous fuel lines, manual and electrically operated shut-off valves, single and double-stage pressure regulators, fuel gauges, high and low pressure fuel filters, integrated fuel rails and injectors, and customized electronic control units.

Stoichiometric Multi-Point Injection Spark Ignition: Westport LD fuel system components can be integrated on engines to allow sequential multipoint port injection of natural gas or LPG. These engines are spark-ignited, operate with a closed-loop controlled stoichiometric air/fuel ratio, and rely on a conventional three-way catalyst for emissions control. These engines can operate as bi-fuel engines (operation with either gasoline or gaseous fuel is possible) or dedicated to just one type of fuel. Most passenger car applications today are bi-fuel, whereas engines used in industrial applications such as forklifts and oilfields are dedicated to one type of fuel.

Westport is making fully-integrated, cost-effective solutions available for industrial and light-duty vehicles applications, such as the WiNG System—an advanced, integrated, bi-fuel (natural gas / gasoline) system for fleet customers of passenger and commercial vehicles.

Westport evaluates opportunities and conducts research and development (“R&D”) to improve fuel system components and engine operating methods to offer gaseous fueled engines and vehicles that offer the highest level of safety, reliability, durability, performance, emissions and efficiency.

Heavy-Duty Applications

HD applications include medium HD vehicles such as transit buses, refuse trucks, coaches, urban delivery vans, beverage delivery and school buses (vehicles that have a gross vehicle weight between 14,000 and 33,000 lbs).  “Heavy” HD trucks include larger tractor-trailer combination and dump trucks.

In the medium HD class of vehicles, Westport and its partners are providing lean burn and stoichiometric spark ignited engines to address the needs of different markets.

Lean Burn Spark Ignition: Lean burn spark-ignited (“LBSI”) gaseous-fuelled engines use Otto-cycle combustion with large amounts of excess air to maintain relatively low combustion temperatures resulting in low NOx and low PM output.  This architecture relies on robust traditional spark plug technology to ignite a pre-mixed air/fuel charge, which can accommodate most gaseous fuels including natural gas, propane, hydrogen, and blended fuels. Spark-ignited medium HD engine technologies are integrated with a robust diesel engine platform and a dedicated control strategy to create a clean-burning alternative fuel engine with excellent performance, reliability, and durability characteristics. WWI offers LBSI for example in China, India and Latin America to power transit buses and a variety of trucks.

Stoichiometric Spark Ignition with Exhaust Gas Recirculation: CWI’s SESI technology builds upon the LBSI approach, but uses high rates of cooled EGR in the combustion process in place of large amounts of excess air.  The use of cooled EGR allows the creation of oxygen-free exhaust, which then allows for the use of a simple, passive three way catalyst.  SESI technology delivers ultra-low emissions, below EPA 2010 levels, with increased thermal efficiency and higher low-speed torque compared with today’s LBSI engines.  CWI’s very successful ISL G engine that is used in North American transit buses, refuse trucks and day cab trucks is based on the SESI technology.

Westport evaluates opportunities and conducts R&D to improve fuel system components and engine operating methods to offer medium heavy duty gaseous fueled engines and vehicles that offer the highest level of reliability, durability, performance, low emissions and efficiency.

In heavy HD and High Horsepower applications, Westport also provides fuel systems and engines enabling HPDI of natural gas.  The fuel system includes an LNG storage tank and pump, special fuel injectors, fuel conditioning modules and electronic control software and hardware.

High Pressure Direct Injection: HPDI technology emulates the robust and efficient characteristics of diesel combustion but with the fuel being mostly natural gas. Engines with HPDI use small diesel pilot sprays and larger natural gas jets injected late in the compression cycle. HPDI retains the compression ratio and un-throttled operation of diesel engines, enabling high cycle efficiency and low end torque capability. It requires no special pistons, cams, ignition system, gas mixer, intake manifolds, exhaust sensors or port injectors.  For high use applications, the diesel is, on average, approximately 5% of the total fuel energy input and is used to start the combustion process just prior to the main injection of natural gas.  Due to the lower flame temperature of natural gas, engine out NOx emissions can be cut by 30% to 50% compared to diesel equipped with no or moderate exhaust gas recirculation. Due to the lower carbon content of gas compared to diesel, HPDI leads to engine out PM emissions reduction of 60% to 80%, and to GHG emissions reduction of 20% to 30% inclusive of methane emissions.  Our HPDI technology has been demonstrated on Cummins, Volvo, MAN, Detroit Diesel, Weichai and other heavy-duty engines and could be applied to any modern direct injection diesel engine, given sufficient development. HPDI is well suited to large on-highway trucks and to high-horsepower applications where performance and part load fuel consumption are critical.

High Pressure Gaseous Fuel Injectors: Our HPDI fuel injectors are designed to be incorporated into a diesel engine with no or limited head modifications and minimized changes to the engine hardware beyond replacing a diesel injector with our HPDI fuel injector.  These injectors enable late-cycle, high pressure direct injection of natural gas, ensuring diffusion-type combustion. HPDI fuel injectors are common-rail, diesel-actuated and electronically controlled.

We have developed fuel injectors capable of handling the special challenges presented by compressible fuels.  For instance, our injectors are designed to manage the high volumetric flow rates required for a fuel much less dense than diesel, the reduced cushioning associated with the low viscosity of gaseous fuels, and the critical sealing between gas and pilot fuel within the injectors.

We design and test our own natural gas direct injection fuel injectors.  Westport has reached high volume scale production capability by partnering with one of the world’s largest diesel injector manufacturers, Delphi, to supply Westport proprietary HD fuel injectors.

The engine fuel system also includes gas and diesel control modules that filter, measure and regulate the fuels prior to admission to the engine, and electronic modules that control the various components of the fuel system.

Cryogenic tanks and pumps: Our cryogenic technologies enable our customers to use LNG for mobile applications of HPDI, where durability is important, space is limited and excess weight is costly.  Our designs for compact cryogenic pumps and storage vessels are well suited to on-road applications that have higher vibration profiles than stationary applications.  Our LNG pump is designed to be fitted within a cryogenic vessel to provide rapid engine fuelling capability, minimize heat leak and external exposure of cryogenic parts.  Westport has also extended its cryogenic technologies to provide LNG systems with increased fueling rate capability to spark ignited engines used in certain high load applications.

Advanced Combustion and Fuel System Concepts

Westport continues to evaluate new combustion and fuel system concepts. In the past we have evaluated technologies such as:

•                                          Hot surface ignition (“HSI”).  Westport has demonstrated concept vehicles operating with natural gas direct injection and hot surface ignition.  Specially shielded ceramic glow plugs were used for the ignition.  Fast-response direct actuation common rail injectors were used to provide rate shaped injection or multiple gas injections.  Emissions were drastically reduced because of the natural gas, but diesel-cycle diffusion combustion retains the power, torque, and efficiency of the diesel engine.

•                                          On-board gas compressor.  We have developed vehicle booster-compressors to meet the fuel system’s need to provide high-pressure natural gas to the injectors from CNG tanks.  This compressor technology is modular and scalable to adapt to varying flow rates, gas pressures and packaging requirements.  This was used for example on the concept vehicles operating with HSI.

•                                          Homogeneous Combustion Direct Injection.  Westport has demonstrated concept power generation engines operating with some of the natural gas being pre-mixed with the intake air prior to ingestion into the combustion chamber and some of the natural gas being direct injected.  The pre-mixed natural gas burned in a homogeneous charge compression ignition manner. We have developed methods to control the ideal timing of the start of combustion through signal processing of engine mounted accelerometers.

•                                          Exhaust Aftertreatment Systems.  As a natural gas engine and fuel system developer, we have investigated and developed aftertreatment systems for natural gas engine technologies.  We have worked with oxidation catalysts, methane-specific catalysts, three-way catalysts, lean NOx adsorbers, diesel particulate filters, and selective catalytic reduction systems.  Novel systems and methods, applicable to both natural gas and diesel engines, have been developed.

•                                          Hydrogen direct injection and hydrogen natural gas blends.  Westport has demonstrated the operation of transit buses fueled with blends of hydrogen and natural gas. Westport has worked with OEM partners and continues to work with certain laboratories to investigate hydrogen direct injection.

In addition, Westport continues in collaboration with partner universities and laboratories to investigate certain fundamental aspects of gaseous fuel combustion and emissions catalysis.

INTELLECTUAL PROPERTY

The goal of our intellectual property strategy is to capture, protect, and utilize our intellectual property in coordination with our business and technology plans and to best enable the successful commercialization of our proprietary products.  Our intellectual property strategy is designed to be adaptive to our target markets and the products intended for those markets, to support the commercial launch of new products, and to sustain a long-term competitive edge in the markets.  We rely on a combination of patents, trade secrets, trademarks, copyrights and contracts to protect our proprietary technology.

We are committed to our strategy of building an intellectual property portfolio that encompasses a variety of intellectual property rights and protects our key intellectual assets.  We believe these intellectual property assets will enable us to remain competitive in our industry.

We use patents as the primary means of protecting our technological advances and innovations, which include proprietary claims to components, materials, operating techniques, and systems.  We have a proactive approach to identifying, evaluating and choosing strategic inventions that we seek to protect through the timely filing and diligent management of patent applications.  We have a comprehensive invention disclosure program involving written invention memoranda and maintenance and preservation of supporting laboratory records.  Patent applications are filed in various jurisdictions internationally, which are carefully chosen based on the likely value and enforceability of intellectual property rights in those jurisdictions, and to strategically reflect our anticipated major markets.  Patents provide us with a potential right to exclude others from incorporating our technical innovations into their products and processes.  Where appropriate, we license third party technologies to provide us with the flexibility to adopt preferred technologies.

As of December 31, 2012, we have filed over 700 patent applications worldwide relating to over 180 inventions, and we held more than 335 issued patents worldwide, including more than 75 issued U.S. patents.  We also have a number of patent applications pending in the United States and under the international Patent Cooperation Treaty, which preserves for at least 30 months our right to file corresponding patents in all of the major industrial countries that are of interest to us.  These issued and pending patents cover various aspects of our technology.

We believe we have developed a significant international patent portfolio, which establishes a broad foundation for our ongoing research activities and continues to yield new and patentable developments.  Our strategy is directed not only to capturing improvements that we make to our current technologies and extending the window for such technologies, but also to capturing future technologies that we believe could supplant current technologies.  Accordingly, we believe that we are continuously renewing our patent portfolio to support the growth of our business in both the short and long term.  We expect to file new patent applications each year as our patent portfolio expands to strengthen our role as a leading developer of gaseous-fuelled engine technology.  We expect activities relating to assertion and enforcement of our intellectual property rights to increase as the market for our products develops, and we also expect that our growing patent portfolio, especially when coupled with a strong enforcement program, will provide us with a significant advantage over our competitors.

Portions of our know-how are protected as trade secrets and through contractual agreements with our employees, suppliers, partners and customers.  We take measures to carefully protect our intellectual property rights in our collaboration agreements and attempt to capture maximum value from our products to ensure a competitive advantage.  We are supporting the ongoing development of our market image and branding strategy by seeking timely registration of our trademarks in strategically chosen jurisdictions.

COMPETITIVE CONDITIONS

As one of the few companies of which we are aware that is focused on gaseous fuel engine technologies, we believe we are a world leader in gaseous-fuelled engines that incorporate high pressure, common rail, direct injection technologies.  Westport and its related technologies currently compete with the incumbent offerings, which are typically diesel, as well as other forms of alternative power engines including but not limited to spark-ignited natural gas, hybrid electric and dual-fuel and bi-fuel applications, and in particular increased competition with respect to spark-ignited natural gas engine OEMs in China and aftermarket kit providers in Europe.  While some alternative fuels or other power technologies are being developed, Westport technology is available in affordable products with real-world experience.

GOVERNMENT FUNDING

Westport and CWI have won significant funding awards from U.S. and Canadian government agencies and from trade groups for technology development and demonstration projects.  In some cases, the government or trade-group funding may be repayable, in whole or in part, depending on the success of the technology.  Some of the more significant awards include:

In calendar year 2012, CWI collected $2.07 million in previously awarded funds from the U.S. DOE’s National Renewable Energy Laboratory (“NREL”) and California Energy Commission (“CEC”) multiyear research programs for the 11.9L ISX12 G as described below:

•                                          April 12, 2011 — CWI was awarded $1.50 million from the CEC for further development and demonstration of the CWI ISX 12G (11.9 L) engine;

•                                          March 29, 2011 — CWI was awarded $3.60 million from the NREL to develop an 11.9 litre natural gas engine and integrate it into refuse trucks and Class 8 delivery trucks around the nation to verify performance in different climates, altitudes, and driving environments (i.e., city and highway).

February 2011 — Westport was awarded C$2.30 million from SDTC to develop Westport HD system technology for high-horsepower applications. Westport is proposing to significantly improve the cost structure for operators of high-horsepower equipment while achieving compliance with increasingly stringent emission regulations and reducing GHG emissions by up to 25%.  Consortium members in the SDTC project are EMD, Canadian National Railways Company and Gaz Métro Transportation Solutions, a wholly-owned subsidiary of Gaz Métro, the main distributor of natural gas in Quebec.  As of December 31, 2012 Westport had received C$1.09 million of this funding.

January 29, 2010 — Westport was awarded close to $1.00 million in funding from the CEC to support research relating to the HPDI 15L engine, including with respect to lowering cost, increasing performance, and other matters in connection with the high efficiency pilot-ignited directly injected HD natural gas engine.  As of December 31, 2012, Westport had recognized all of the funding related to the contract milestones.

February 2008 — Westport was awarded $2.25 million in funding, of which $1.75 million is from the SCAQMD and $500,000 from the CEC, to support the development, demonstration, commercialization and certification of our heavy-duty LNG fuel system for the Cummins ISX engine to meet the EPA 2010 NOx (0.2 g/bhp-hr NOx) emissions standard prior to 2010.  As of December 31, 2012, Westport had recognized $2.25 million of this funding.

HUMAN RESOURCES AND POLICIES

We have attracted a highly educated, experienced team of professionals focused on the development of our technologies.  We actively recruit skilled individuals with diverse backgrounds from around the world and provide them with specific training relating to our technology, and retain consultants and contract workers with specific expertise when appropriate.

As of December 31, 2012, Westport had a worldwide total of 1,043 employees consisting mostly of engineers and technicians.  Of the total number of Westport employees, we had 934 full-time employees and 109 contract or part-time staff in our offices in, Canada, Argentina, Australia, China, France, Italy, Korea, Sweden and throughout the United States. CWI had 70 full-time employees, of which 61 employees were seconded from Cummins, nine employees were seconded from Westport and two contract staff were seconded from Cummins.

Our employees are not represented by a labour union, except in Italy and Sweden. We believe that our relationships with our employees are good.  Each new employee is required to execute confidentiality and proprietary rights agreements as well as a code of conduct as part of the terms of employment.  To encourage focus on achievement of medium to long term performance goals, virtually all of our employees are eligible for annual bonuses that are tied to achievement of corporate milestones.

SOCIAL AND ENVIRONMENTAL POLICIES

Westport is committed to the protection of the environment, the prevention of pollution and strives to be an industry leader in mitigating the environmental impacts of fuel system research, development, testing and assembly.  This Environmental Policy Statement outlines the standards to which our operations are held:

Westport will work to ensure that its operations comply with all applicable environmental legislation, industry codes and standards;

Westport will work to collaborate with partners and industry stakeholders in the protection of the environment, the conservation of resources and the implementation of pollution mitigating practices;

Westport will continue to research, design, and develop alternative fuel engine technologies that preserve environmental health and safeguard employees, customers and the general public from injuries or health hazards;

Westport determines, evaluates, and strives to mitigate the environmental impacts of our existing operations and will work to conduct a thorough environmental assessment and risk analysis prior to the implementation of new projects;

Westport will abide by internally established standards to utilize energy and other resources efficiently in its operations, including emissions and waste management programs that exceed current legislative requirements;

Westport will strive to be an environmentally responsible neighbour in the communities where we operate and to act promptly and responsibly to correct incidents or conditions that endanger health, safety or the environment;

In conjunction with external response agencies, Westport will respond to environmental emergencies promptly and effectively via a trained and coordinated on-site Emergency Response Team;

Westport will work to fully investigate all environmental incidents or unplanned releases and to communicate findings as necessary to all affected parties;

Westport will endeavour to train its employees on their individual responsibility to protect the environment, to adhere to this Environmental Policy Statement, and to cooperate with Westport’s efforts in this regard.  On-site contractors and others acting on behalf of Westport are expected to abide by the same environmental code of conduct;

Westport will strive to evaluate its environmental performance through regular auditing and assessment of its regulatory compliance and adherence to this policy.  We will strive to communicate the appropriate information to our stakeholders including our Board of Directors, employees, shareholders, governmental agencies and the general public;

Westport will strive to continuously improve our environmental management system and measure the environmental impacts of our operations.  Westport will implement this policy through a comprehensive plan with measurable goals/targets and a rigorous analysis of performance.  Westport will work to provide a candid discussion of our environmental achievements and challenges in its annual sustainability report published on its website.

Our commitment to corporate responsibility is evident not only in the development of our products and technologies, but also in our ongoing efforts to enhance the social benefits derived from our business activities and minimize the environmental footprint of our operations.  Every year, we review our operations, assess our environmental footprint and set targets for improvement.

We published our first sustainability report at the end of fiscal 2008 to highlight aspects of our safety, environment, and community engagement performance.  Our sustainability report, which will be published within our fiscal 2012 annual report, has been self-declared to correspond to application Level B in the six-level grid of the Global Reporting Initiative G3 guidelines.

We are committed to providing a discrimination and harassment-free workplace.  Our expectations for individual integrity and ethical, moral, and legal conduct are outlined in our Code of Conduct which applies to everyone in the Company, including directors, officers, employees, contractors, agents and consultants who act of behalf of the Company in any business dealings. The Code of Conduct is reviewed and signed annually by all directors, officers and employees.  We have also implemented an ethics hotline to provide an avenue for employees to raise concerns about corporate conduct.  The Whistleblower policy includes the reassurance that individuals will be protected from reprisals or victimization for “whistle blowing” in good faith.

Our employees demonstrate an active desire to contribute to our community.  We have supported the United Way of the Lower Mainland with a spirited and employee-driven workplace campaign since 2002.  Since that time, our employees have donated close to $800,000 to the United Way, and our campaigns have been recognized as leading efforts in the British Columbia high-tech sector.

IMPACT is an employee leadership team established to drive community engagement and community enrichment.  Launched in 2007, IMPACT brings together the various volunteer activities, events, and initiatives that employees were already involved with into one coordinated effort.  IMPACT’s vision of community is broad and encompasses the actual communities in which we live and work, our immediate neighbours and our workplace.  IMPACT has an ambitious and inspiring mandate to have its activities leave a positive and measurable impact on the community.  Community leadership is a core value of ours and to support this, every employee is given 16 hours of paid leave per year to volunteer with a charitable organization of his or her choosing.

We have been a sustaining member of Canadian Business for Social Responsibility since 2001 and were one of the first members of the Canadian high-tech sector to join this group of progressive organizations committed to the principles of sustainability.  To further expand our sustainability networks, we became member of Business for Social Responsibility (BSR) and the Leadership Council of the Network for Business Sustainability.

We have been listed on the Jantzi Social Index (“JSI”) since August 2000.  The JSI is a socially-screened market capitalization-weighted common stock index modeled on the S&P/TSX 60 consisting of 60 Canadian companies that pass a set of broadly based environmental, social and governance rating criteria.  The JSI has begun to generate the first definitive data on the effects of social screening on financial performance in Canada.

In November 2012, we were ranked on the Corporate Knights’ Cleantech 10™ list for the sixth year in a row.  The Cleantech 10™ represent Canada’s best publicly held companies in the Cleantech realm.  The Cleantech 10™ list was created by The Cleantech Index (www.cleantechindex.com), which is the first and only stock market index intended to reflect the surging demand for clean technology products and services.  The index is comprised of 59 companies that are global leaders in cleantech across a broad range of industry sectors, from alternative energy and energy efficiency to advanced materials, air and water purification, eco-friendly agriculture/nutrition, power transmission and more.  The Cleantech Index is a growth stock index of leading clean technology companies worldwide — not a ‘laundry list’ of every company in the sector or companies recently re-branded as ‘green’.

DIVIDEND POLICY

To date, we have not paid out any dividends on our Common Shares.  The future payment of dividends will be dependent on our ability to pay, including factors such as cash on hand, sustainable cash flow and achieving profitability, the financial requirements to fund growth, our general financial condition, and other factors that the Board may consider appropriate in the circumstances.  Under our bank credit facilities, any dividends, shareholder loan repayments and other capital withdrawals require prior consent from our bank.

MARKET FOR COMMON SHARES

The outstanding Common Shares are listed and posted for trading on the Toronto Stock Exchange under the trading symbol “WPT”.  The following table sets forth the market price ranges and the aggregate volume of trading of the Common Shares on the Toronto Stock Exchange for the periods indicated:

Toronto Stock Exchange (WPT)

Period	High (CDN$)	Low (CDN$)	Close (CDN$)	Volume
January 2012	42.12	32.56	41.64	2,054,660
February 2012	47.09	37.95	40.16	3,744,923
March 2012	49.68	39.65	40.92	5,632,197
April 2012	41.02	29.21	31.00	3,702,745
May 2012	32.01	22.76	25.51	3,716,210

Toronto Stock Exchange (WPT)

Period	High (CDN$)	Low (CDN$)	Close (CDN$)	Volume
June 2012	38.02	22.87	37.39	6,665,600
July 2012	40.75	32.61	37.78	3,647,904
August 2012	39.42	33.43	34.78	2,313,612
September 2012	34.90	25.50	27.44	3,233,046
October 2012	31.82	23.31	27.90	3,051,403
November 2012	28.01	23.02	26.60	2,357,965
December 2012	28.22	25.33	26.32	988,504
January 2013	29.35	26.36	27.30	1,041,712
February 2013	33.24	26.47	29.86	1,261,854
March 2013 (to March 6)	30.55	28.25	29.55	261.147

The outstanding Common Shares are additionally listed and posted for trading on the NASDAQ Global Select Market under the trading symbol “WPRT”.  The following table sets forth the market price ranges in U.S. dollars and the aggregate volume of trading of the Common Shares on the NASDAQ Global Select Market for the periods indicated:

NASDAQ Global Select Market (WPRT)

Period	High ($)	Low ($)	Close ($)	Volume
January 2012	42.15	31.91	41.60	24,014,025
February 2012	47.38	38.05	40.47	46,944,108
March 2012	50.19	39.56	40.92	56,107,484
April 2012	41.43	29.68	31.32	57,337,250
May 2012	32.49	22.33	24.41	56,901,259
June 2012	37.33	21.93	36.75	52,832,026
July 2012	40.38	31.82	37.63	24,246,869
August 2012	39.69	33.66	35.30	21,093,220
September 2012	35.40	25.92	27.84	25,676,816
October 2012	32.64	25.57	28.03	20,690,922
November 2012	28.18	23.01	26.18	21,966,069
December 2012	28.67	25.50	26.71	12,207,027
January 2013	29.80	26.50	27.43	12,885,554
February 2013	32.89	26.50	28.94	18,086,668
March 2013 (to March 6)	29.77	27.45	28.50	4,957.342

DESCRIPTION OF CAPITAL STRUCTURE

Our authorized share capital consists of an unlimited number of Common Shares and an unlimited number of preferred shares (“Preferred Shares”) issuable in series with no par value.  As at December 31, 2012, our issued share capital consisted of 55,294,091 Common Shares and no Preferred Shares.  Our Board may at any time issue any Preferred Shares in one or more series, each series to consist of such number of Preferred Shares as may be determined by the Board.  The Board may determine at the time of issuance the designation, rights, privileges, restrictions, and conditions attaching to the Preferred Shares of each series.

As more fully described below under “Description of Common Shares”, the holders of our Common Shares are entitled to notice of, to attend and to one vote per Common Share at all meetings of our shareholders.  The holders of our Preferred Shares shall have no right to receive notice of or to be present at or vote either in person, or by proxy, at any of our general meetings by virtue of or in respect of their holding of Preferred Shares.

Subject to any rights, privileges, restrictions and conditions that may have been determined by the directors to apply to any series of Preferred Shares or any restrictions in any of our debt agreements, the directors shall have complete uncontrolled discretion to pay dividends on any class or classes of shares or any series within a class of shares issued and outstanding in any particular year to the exclusion of any other class or classes of shares or any series within a class of shares out of any or all profits or surplus available for dividends.

On our winding-up, liquidation or dissolution or upon the happening of any other event giving rise to a distribution of our assets other than by way of dividend amongst our shareholders for the purposes of winding-up its affairs, subject to any rights, privileges, restrictions and conditions that may have been determined by the Board to attach to any series of Preferred Shares, the holders of all Common Shares and Preferred Shares shall be entitled to participate pari passu.

DESCRIPTION OF COMMON SHARES

The holders of our Common Shares are entitled to one vote per Common Share at meetings of shareholders, to receive such dividends as declared by us, and to receive Westport’s remaining property and assets upon dissolution or winding up. The Common Shares are not subject to any future call or assessment, and there are no exchange, pre-emptive, conversion, redemption or retraction rights attached to the Common Shares. The following table provides additional information regarding the outstanding Common Shares, options, Performance Share Units (“PSUs”), and restricted share units.

	December 31, 2012
	Number	Weighted Average Exercise Price ($)
Shares Outstanding	55,294,091
Share Options
- Outstanding(1)	996,047	27.78
- Exercisable	226,487	8.06
Performance Share Units
- Outstanding(2)	295,424	N/A
- Exercisable	—	N/A
Restricted Share Units
- Outstanding	799,670	N/A
- Exercisable	262,615	N/A

Notes:

(1)         Includes 188,477 Performance Stock Options with payout levels of 0% or 100% upon achieving the required performance criteria over the measurement period.

(2)         Includes 295,424 PSUs with payout levels ranging between 0% to 200% upon achieving the required performance criteria over the measurement period.  Of these 295,424 PSUs a total of 83,202 are currently known to be issuable based on the prior achievement of the required 200% conversion ratio as at the date hereof, however such awards have not yet become vested.

PRIOR SECURITIES ISSUED

No securities of Westport not listed or quoted on any exchange were issued during the year ended December 31, 2012, other than phantom share awards, options, restricted share units, and PSUs.

Additional information with respect to the issuance of securities under Westport’s equity compensation plans by Westport during the most recently completed financial year will be contained in Westport’s proxy circular in respect of its annual and special meeting of shareholders, which will be made available on SEDAR at www.sedar.com.

DIRECTORS AND EXECUTIVE OFFICERS

Our shareholders elect the members of our Board at each annual general meeting.  Directors typically hold office until their successor is appointed or until the next annual general meeting of shareholders at which time they may be re-elected or replaced.

The following table sets forth the names and municipalities of residence of all of the members of our Board of Directors and Executive Officers as of March 7, 2013, as well as the positions and offices held by such persons, their principal occupations, and number of Common Shares held as of March 7, 2013:

Name and Municipality of Residence	Position with the Corporation	Principal Occupation for Last Five Years	Director of the Corporation Since	Number of Common Shares held as of March 7, 2013

Dr. Warren J. Baker(2)(3)(4) Avila Beach, California	Director	Retired from California Polytechnic State University since 2010. President, California Polytechnic State University (1979-2010)	September 2002	11,642

John A. Beaulieu(1)(2)(3)(4) Vancouver, Washington	Chairman and Director	Managing Partner of Cascadia Pacific Management LLP (a private venture fund company) since 1990	September 1997	17,645

M.A. (Jill) Bodkin(1)(2)(4) Vancouver, British Columbia	Director	Chair and Chief Executive Officer of Golden Heron Enterprises since 1996; Director of Canadian Development for KCTS 9 Television (2007-2010)	July 2008	7,460

David R. Demers(4) West Vancouver, British Columbia	Chief Executive Officer and Director	Chief Executive Officer of Westport since March 1995	March 1995	127,257

Philip B. Hodge(1)(4) Calgary, Alberta	Director	President, Chief Executive Officer and Director of Pine Cliff Energy Ltd. since January 2012; Vice President, Business Development and Vice President Acquisitions and Divestments at Penn West Exploration (2010 to 2011); Managing Director at Mackie Research Capital Corporate and J.F.Mackie & Co. (2006 to 2010)	June 2012	2,500

Dr. Dezsö J. Horváth(1)(4) Toronto, Ontario	Director	Dean and Tanna H. Schulich Chair in Strategic Management, Schulich School of Business, York University since 1988	September 2001	58,251

Name and Municipality of Residence	Position with the Corporation	Principal Occupation for Last Five Years	Director of the Corporation Since	Number of Common Shares held as of March 7, 2013

Douglas R. King(1)(3)(4) Hillsborough, California	Director	Retired from Ernst & Young LLP for the past five years. During this time Mr. King has served as a Board Member on various publicly traded companies	January 2012	1,813

Nancy S. Gougarty(2)(4)(5) Shanghai, China	Director	Vice President for TRW Automotive Holdings Corp. (2005 to 2012)	February 2013	Nil

William (Bill) E. Larkin Blaine, Washington	Chief Financial Officer	Chief Financial Officer of Westport; previously Chief Financial Officer of DDi Corp. (2009 to 2010); Chief Financial Officer of Fuel Systems Solutions, Inc. (2008 to 2009); Corporate Controller of Fuel Systems Solutions, Inc. (2006 to 2008)	N/A	12,825

Dr. Albert T. Maringer(3)(4) Canmore, Alberta	Director	President and Chief Executive Officer of Maringer Consulting Alberta Ltd. since 2007	July 2008	3,588

Gottfried (Guff) Muench(2)(4) West Vancouver, British Columbia	Director	Retired from Cummins Inc. since 2010; previously held various senior positions within Cummins Inc., including Canadian General Sales Manager-Parts in Oakville, Ontario, and Vice-President, Distribution & Customer Support for Cummins Engine Company (1991 to 2010)	July 2010	4,398

Ian J. Scott North Vancouver, British Columbia	Executive Vice President	Executive Vice President of Westport (November, 2012 to present); President of Westport Light Duty, Inc. (December 2007 to October 2012)	N/A	39,083

Nicholas C. Sonntag Gibsons, British Columbia	Executive Vice President and President, Westport Asia	Executive Vice President of Westport and President of Westport Asia (October 2006 to present)	N/A	30,832

Elaine A. Wong Vancouver, British Columbia	Executive Vice President	Executive Vice President of Westport (January 2013 to current); Executive Vice President, Strategic Development of Westport (March 2010 to December 2012); Chief Financial Officer of Westport (June 2003 to February 2010)	N/A	45,729

Notes:

(1)                                 Member of the Audit Committee as at the date hereof and as of December 31, 2012.

(2)                                 Member of the Human Resources and Compensation Committee as at the date hereof. As at December 31, 2012, the members of the Human Resources and Compensation Committee were Warren J. Baker, John A. Beaulieu, Jill Bodkin, Albert T. Maringer and Gottfried Muench.

(3)                                 Member of the Nominating and Corporate Governance Committee as at the date hereof. As at December 31, 2012, the members of the Human Resources and Compensation Committee were Warren J. Baker, John A. Beaulieu, Douglas R. King, Albert T. Maringer and Gottfried Muench.

(4)                                 Member of the Strategy Committee as at the date hereof. As at December 31, 2012, the members of the Strategy Committee were the same as the date hereof, with the exception of Nancy Gougarty, who was appointed to Westport’s Board of Directors and to the Strategy Committee effective February 8, 2013.

(5)                                 Nancy Gougarty has been appointed to the company’s Board of Directors, effective February 8, 2013.

DIRECTOR BIOGRAPHIES

Warren J. Baker, a US citizen, of Avila Beach, California, USA, joined Westport’s board in September of 2002.  He is currently Chair of the Nominating and Corporate Governance Committee.  He is retired President Emeritus having served as President of California Polytechnic State University in San Luis Obispo, California from 1979 until August 1, 2010.   Dr. Baker is a Fellow of the American Society of Civil Engineers, a Fellow in the Engineering Society of Detroit, a member of the board of directors of the California Council for Science and Technology, and a former member of the US Business-Higher Education Forum.  Dr. Baker has served as a member of the US National Science Board appointed by President Reagan serving two terms from 1985 to 1994. He has served as Chair of the board of directors of the ASCE Civil Engineering Research Foundation.  From 1994 to September 2012, Dr. Baker was a member of the board of directors of John Wiley & Sons, Inc. of Hoboken, New Jersey, a New York Stock Exchange listed global publisher of print and electronic products, specializing in scientific, technical, and medical books and journals, where he also served terms as Chair of the Audit Committee, the Governance Committee, and HR and Compensation Committee.  Dr. Baker also served on the board of directors of the Society of Manufacturing Engineers’ Education Foundation, and is currently Chair of the Board of Governors, US — Mexico Foundation for Science.

John A. Beaulieu, a US citizen, of Vancouver, Washington, USA, joined the Board of Directors in September of 1997 and was appointed Chairman in 2002.  Mr. Beaulieu co-founded Cascadia Pacific Management, LLP, a venture capital fund in Portland, Oregon, in 1990 and has been actively involved in finding, financing, and assisting in the growth of more than 70 emerging growth technology-based companies since 1986.  Mr. Beaulieu’s business career included being President of Steelcraft Corporation and holding other general management positions at American Standard & Evans Products.  Earlier executive employment was at Proctor & Gamble, Ford Motor Co., and Arthur Young & Co.  Mr. Beaulieu obtained a Bachelor of Commerce degree (1956) and a Masters of Business Administration degree (1963), both from Santa Clara University of California.  Mr. Beaulieu is involved with one socially focused organization in the health field.

M.A. (Jill) Bodkin, a Canadian citizen, of Vancouver, British Columbia, Canada, joined the Board in July 2008. She is currently Chair of the Human Resources and Compensation Committee. She has been Chair and Chief Executive Officer of Golden Heron Enterprises since 1996.  From 2007 through 2010, Ms. Bodkin was also Director for Canadian Development for KCTS 9 Television, the Seattle, Washington based Pacific Northwest PBS station. Ms. Bodkin is the President of Yaletown Venture Partners VCC, Vancouver, and is a member of the Board of Syracuse University’s Maxwell School of Citizenship and Public Affairs. From 1987 to 1996, Ms. Bodkin was with Ernst & Young as a Corporate Finance Partner, advising on financing technology companies and capital projects in North America and Asia. After her early career in trade and finance in Ottawa, in 1981, Ms. Bodkin became British Columbia’s first woman Deputy Minister, responsible for financial institutions, and, until 1987, Founding Chair of the British Columbia Securities Commission.  Her mid-career graduate studies were in public finance at the Maxwell School, Syracuse University. Ms. Bodkin is a Governor and former Chair of the Vancouver Board of Trade, as well as a former member of the Boards of Directors of the Laurentian Bank of Canada and KCTS 9 Television, and President of the Board of Pacific Coast Public Television. She has served on the Oversight Council for the Canadian Institute of Chartered Accountants, advisory boards on investment and trade to Canadian and British Columbia Cabinet Ministers, and Boards of policy think tanks, including the Thailand Development Research Institute, the Institute for Research in Public Policy in Canada, and the Canada West Foundation.

David R. Demers, a Canadian citizen, of West Vancouver, British Columbia, Canada, is a founder of Westport and has been Chief Executive Officer and a member of the Board since the company was formed in March of 1995.  Mr. Demers obtained a Bachelor of Physics degree in 1976 and a Bachelor of Law degree in 1978, both from the University of Saskatchewan.  Mr. Demers is also a member of the Board of Directors of Primero Mining Corp.

Nancy S. Gougarty, a US citizen, of Shanghai, China, has been a member of the Board since February 2013.  Ms. Gougarty most recently served as the Vice President for TRW Automotive Holdings Corp. (“TRW”) operations in the Asia-Pacific region from January 2008 until 2012 located in Shanghai, China.  Joining TRW in 2005, her previous positions included the Vice President of Product Planning, Business Planning and Business Development, and the Vice President of Braking, Electronics and Modules for Asia Pacific.  Ms. Gougarty’s distinguished career began in 1978 when she started with General Motors’ Packard Electric division, first as an Industrial Engineer; she later took on various roles in application engineering, finance, operations, and sales and engineering with increasing responsibility.  In 1997, she was named Managing Director for Delphi Corporation’s joint venture in Shanghai, followed by a series of appointments accountable for strategic growth in Asian countries.  After the successful post as the Director for Packard Electric, Asia Pacific and establishment of Delphi Corporation, Ms. Gougarty spent three years leading Delphi’s largest account as Global Account Director, General Motors.  She holds an EMBA degree from Case Western Reserve University and a bachelor’s degree of science in industrial management from University of Cincinnati.

Philip B. Hodge, a Canadian citizen, of Calgary, Alberta, Canada, has been a member of the Board since June 2012. He is the President, Chief Executive Officer and Director of Pine Cliff Energy Ltd., a Canadian junior oil and gas company listed on the Toronto Venture Exchange since January 2012. Mr. Hodge most recently held the positions of Vice President, Business Development and Vice President Acquisitions and Divestments at Penn West Exploration, one of the largest conventional oil and natural gas producers in North America.

Prior to that, Mr. Hodge was a Managing Director at Mackie Research Capital Corporation and J.F. Mackie & Co., Calgary based investment banks. From 2000 to 2006, Mr. Hodge was Vice-President and Corporate Counsel of Westport where he was responsible for legal, corporate governance, strategic partnership and corporate development functions, as well as the formation and growth of the company’s business in China. Prior to 2000, Mr. Hodge was a partner at Bennett Jones LLP, a Canadian national law firm, practicing in that firm’s securities and mergers and acquisitions teams in its Calgary office. Mr. Hodge has a Bachelor of Commerce and Bachelor of Law from the University of Alberta.

Dr. Dezsö J. Horváth, a Canadian citizen, of Toronto, Ontario, Canada, has been a member of the Board since September 2001.  He is currently Chair of the Strategy Committee. He is the Dean and holds the Tanna H. Schulich Chair in Strategic Management at the Schulich School of Business at York University in Toronto, Ontario, where he has taught since 1977. He holds an Electrical Engineering degree, as well as degrees in management (MBA, Licentiate, PhD) from Swedish universities.  After an early R&D career with the Swedish multinational ASEA (now ABB) in the electrical industry, he accepted senior academic appointments at Swedish and then Canadian universities.  In addition to publishing books and articles on strategic management and international business, Dr. Horváth has been engaged by major corporations and governments as a consultant in these fields. In addition to his membership on corporate boards in the past, Dr. Horváth is currently a Director of Inscape Corporation (since 2003), Samuel, Son & Co. Limited (since 2007) and UBS Bank (Canada) (2009). He is also a Director of The Toronto Leadership Centre (since 1998) and the Canada-India Business Council (C-IBC) (since 2009).  As well, he is on the International Advisory Council of the St. Petersburg University School of Management, Russia (since 1996), Guanghua School of Management, Peking University, China (since 2007), Fundaçäo Dom Cabral (FDC), Brazil (since 2009).   Dr. Horváth is a member of the Strategic Management Society (SMS), the Academy of Management (AOM) and the Academy of International Business (AIB). In 2004, he was named AIB International Dean of the Year. Dr. Horváth was chosen as a Member of the Order of Canada in July 2008 for his academic leadership and sustained commitment to business education in Canada. In 2012, he received the Queen’s Diamond Jubilee Medal in recognition of his achievements and significant contributions to Canada.

Douglas R. King, a US citizen, of Hillsborough, California, USA, joined the Board in January 2012.  Mr. King is a Certified Public Accountant with significant experience in the accounting industry, including over 30 years of auditing experience at Ernst & Young LLP where he served in various capacities in multiple offices. Mr. King served as the Managing Partner at the San Francisco office of Ernst & Young LLP from 1998 to 2002.  Currently, Mr. King is a member of the Board of Directors, Chairman of the Audit Committee, and member of the Nominating and Corporate Governance Committee at Silicon Graphics International Corp. (NASDAQ:SGI); member of the Board of Directors, Chairman of the Audit Committee, and member of the Executive Compensation and Finance Committees at SJW Corp. (NYSE:SJW); and a member of the Board of Directors, Chairman of the Audit Committee and member of the Executive Compensation Committee of the private company Adaptive Spectrum and Signal Alignment, Inc.  Previously, Mr. King was a member of the Board of Directors, Chairman of the Audit Committee, and member of the Nominating and Corporate Committee at Fuel Systems Solutions (NASDAQ:FSYS) from April 2006 until July 2010 and a member of the Board of Directors, Chairman of the Audit Committee and member of Executive Compensation and Special Committees of Marvell Technology Group (NASDAQ:MRVL) from April 2004 until October 2007.  Mr. King has a Bachelor of Science degree from the University of Wisconsin (Madison) and a Masters of Business Administration degree from the University of Arkansas.

Dr. Albert T. Maringer, a Canadian citizen, of Canmore, Alberta, Canada joined the Board in July 2008.  Dr. Maringer has been the founder, President and Chief Executive Officer of Maringer Consulting Alberta Ltd. since June of 2007.  Maringer Consulting provides consulting services with respect to technological infrastructure and innovation in the energy and alternative energy industries, as well as general international management consulting for private sector enterprises and coaching services to senior executives.  Prior to 2007, Dr. Maringer held the position of President and Chief Executive Officer of Siemens Canada Limited from 2000 to 2006.  Dr. Maringer’s career with Siemens AG spans a 46 year period during which, prior to 2000, Dr. Maringer held the following positions within Siemens AG’s operations or subsidiaries:  President, ATD TD Division for five years; General Manager of North America Motor Operations for four years; plus various management and engineering leadership roles including strategy development, R&D, manufacturing and project management.  Dr. Maringer has served as a member of the board of directors for The Conference Board of Canada in Ottawa. He has also served as a member of the board of directors of the Canadian Nuclear Association.  Dr. Maringer was a member of the Board of Trustees, Calgary Zoo, Calgary, and is a director and Chairman Emerit with the German-Canadian Chamber of Commerce and Industry.  Dr. Maringer is Member of the Board (Aufsichtsrat) of Guardus AG in Ulm/Germany, was Chairman of the board of Clinicare Inc., a healthcare information technology company in Calgary, Alberta, and an advisory board member of Skypower Corporation in Toronto, Ontario.  He is past Chairman of Utilicase, a privately held software company in Montreal. Dr. Maringer is a member of the advisory committee for the Center for German-European Studies at York University, Ontario, serves on the advisory council of the Schulich School of Business, Ontario, and is a Professor and holds a Chair of International Management, Friedrich- Schiller-Universität in Germany.

Gottfried (Guff) Muench, a Canadian citizen, of West Vancouver, British Columbia, Canada, joined the Board in July 2010.  Mr. Muench obtained a Masters of Business Administration degree (1981) from the University of Western Ontario, and from 1981 to 2010, Mr. Muench held various senior positions within Cummins Inc., including Canadian General Sales Manager—Parts in Oakville, Ontario, and Vice-President, Distribution & Customer Support for Cummins Engine Company in Columbus, Indiana.  In 1986, Mr. Muench became the Owner and Principal of Cummins British Columbia, now Cummins Western Canada, the Cummins distributor for western Canada that now serves customers in eight different provinces and territories.  From 2001 to 2002, Mr. Muench also served as the first President of Cummins Westport Inc.

EXECUTIVE OFFICER BIOGRAPHIES

David R. Demers, see information contained under the heading “Director Biographies”.

William (Bill) E. Larkin, a U.S. citizen, joined Westport in February 2010 as Chief Financial Officer.  Mr. Larkin served as Chief Financial Officer of Fuel Systems Solutions, Inc. (“FSYS”) from May 2008 to May 2009 and as a consultant through September 2009.  Mr. Larkin served as Corporate Controller and Chief Accounting Officer of FSYS from November 2006 to May 2008.

Prior to that, Mr. Larkin served as Director of Financial Reporting at Standard Pacific Corp and as an auditor at Deloitte & Touche LLP, based in Los Angeles.  Prior to joining Westport, Mr. Larkin served as Interim Chief Financial Officer for DDi Corp., a publicly listed manufacturer of circuit boards, beginning October 2009.  Mr. Larkin earned a Bachelor of Science degree in accounting from the University of Southern California and is a Certified Public Accountant.  As of February 19, 2012 Mr. Larkin joined the board of directors of CWI.

Ian J. Scott, a Canadian citizen, is an Executive Vice President of Westport.  Mr. Scott joined Westport in 2001 and was appointed Director, Strategy and New Business Development in 2003.  In 2006, he was promoted to the position of Vice President, Emerging Markets and Business Development, where he was responsible for Westport’s new initiatives outside of the core Cummins Westport and Heavy-Duty HPDI business units.  Mr. Scott is now responsible for Westport’s On-Road Systems business unit.  In 2007, Mr. Scott was appointed President of Juniper, a newly formed joint venture between Westport and OMVL, focused on light duty LPG and CNG engine solutions.  In 2010, Westport acquired OMVL and Juniper became a 100% subsidiary of Westport. In July 2011, Westport acquired Emer, bringing full CNG and LPG tank-to-engine capabilities to Juniper. Juniper was recently renamed Westport Light Duty Inc. (Westport LD) to more accurately reflect the expanded business. Mr. Scott has more than 20 years of global energy and alternative fuels management and engineering experience. Prior to joining Westport, Mr. Scott held positions with Amoco and Schlumberger in Canada, Europe and Africa. He earned Bachelor of Applied Science (Geological Engineering) and Masters of Business Administration (Strategic Management) degrees from the University of British Columbia.

Nicholas C. Sonntag, a Canadian citizen, is an Executive Vice President of Westport.  Mr. Sonntag joined Westport in October 2006 and has responsibility for the growth and development of Westport’s emerging OEM global partnerships. Mr. Sonntag is now responsible for Westport’s New Markets and Off-Road Systems business unit.  Mr. Sonntag is also President of Westport Asia.  Mr. Sonntag is also a Director of WWI.  Prior to joining Westport, Mr. Sonntag served as President of CH2M HILL’s operations in Greater China, working on sustainable infrastructure and industrial development across China and Hong Kong. Prior to his time in China, Mr. Sonntag was President of CH2M HILL’s operations in Canada. Mr. Sonntag has held senior executive positions with the Stockholm Environment Institute, the International Institute for Sustainable Development, and the U.N. Conference on Environment and Development.  His memberships and board positions include: Royal Roads School of Environment & Sustainability; Environmental Forum of the American Chamber of Commerce in Beijing; Environmental Management College of China; the International Center for Sustainable Cities; and China-U.S. Center for Sustainable Development.  Mr. Sonntag obtained a Bachelor of Science degree in Engineering Physics and a Master of Science, Business Administration degree from the University of British Columbia.

Elaine A. Wong, a Canadian citizen, is an Executive Vice President with Westport responsible for Westport’s Applied Technologies business unit, and was previously Chief Financial Officer.  She joined Westport in September 2001 as Director, Corporate Performance, responsible for the Company’s financial planning and analysis, and as Director of Finance for CWI, before becoming Chief Financial Officer in 2003.  Until February 19, 2012 Ms. Wong also served as a Director of CWI.  She also served from 2002 to 2009 as Westport’s representative on the board of directors of Canadian Business for Social Responsibility, a non-profit, national membership organisation of Canadian companies who have made a commitment to operate in a socially, environmentally, and financially responsible manner and is currently a Director and Treasurer for the David Suzuki Foundation and a member of the CICA’s Sustainability Board.

Prior to joining Westport, Ms. Wong was the Director of Corporate Performance for TELUS Enterprise Solutions, an information technology company with offices across Canada and in Asia, where she was involved in strategy, planning, mergers and acquisitions, and other corporate development projects.  Ms. Wong has her Chartered Accountant and Certified Public Accountant (Illinois) designations, as well as a Bachelors of Commerce Degree with Honours from the University of British Columbia.

SHAREHOLDINGS OF DIRECTORS AND OFFICERS

As of March 7, 2013, our Board members and officers as a group beneficially owned, directly or indirectly 363,023 of our Common Shares, representing approximately 0.66% of the 55,307,523 Common Shares outstanding on such date.

CONFLICTS OF INTEREST

David Demers, a director and officer of Westport, served on the board of directors of CWI, our 50:50 joint venture with Cummins until February 19, 2012.  Elaine Wong, an officer of Westport, also served as a board member of CWI until February 19, 2012.  Bill Larkin joined the board of directors of CWI on February 19, 2012.  Nicholas Sonntag, an officer of Westport is a board member of WWI, our joint venture with Weichai and Hong Kong Peterson.

RISK FACTORS

An investment in our business involves risk, and readers should carefully consider the risks described below and in our other filings on www.sedar.com.  Our ability to generate revenue and profit from our technologies is dependent on a number of factors, and the risks identified below, if they were to occur, could have a material impact on our business, financial condition, liquidity, results of operation or prospects.  While we have attempted to identify the primary known risks that are material to our business, the risks and uncertainties described below may not be the only ones we face.  Additional risks and uncertainties, including those that we do not know about now or that we currently believe are immaterial may also adversely affect our business, financial condition, liquidity, results of operation or prospects.

Risks Related to Our Business

We have incurred and continue to incur losses.

We have incurred substantial losses since our inception and continue to incur losses and experience negative cash flows.  We cannot predict if or when we will operate profitably or generate positive cash flows or if we will be able to implement our business strategy successfully.  Pursuing our strategy requires us to incur significant expenditures for research and product development, marketing, and general administrative activities.  As a result, we need to continue to grow our revenues and gross margins to achieve and sustain profitability and positive operating cash flows, and we may need to raise additional capital.

We may be unable to raise additional capital.

Execution of our business plan and our commercial viability could be jeopardized if we are unable to raise additional funds for our commercialization plans, to fund working capital, research and development projects, sales, marketing and product development activities, and other business opportunities.  We attempt to mitigate this risk by generating funds from a variety of sources including: through the sale of our commercial products, through the sale of non-core assets including long-term investments, through funding from government agencies, industry and business partners, and through the issuance of shares or debt in the public equity markets or through strategic investors.  In addition, we try to maintain reserves of cash and short-term investments and seek to obtain funding commitments before we take on any significant incremental initiatives.  There can be no assurance that we will be able to secure additional funding, or funding on terms acceptable to us, to pursue our commercialization plans.

Sustained negative economic factors could negatively impact our business.

Global economic factors beyond our control such as a sustained and far reaching negative economic factors, more restrictive access to credit markets or other broad economic issues may negatively affect the natural gas vehicle market, and reduce demand for our products as partners and potential customers defer replacing older vehicles or expanding their fleets.  Our bad debt expense may increase, and we may need to assist potential customers with obtaining financing or government incentives to help customers fund their purchases of our products.

Potential fluctuations in our financial results make financial forecasting difficult.

We expect our revenues and results of operation to continue to vary significantly from quarter to quarter.  Sales and margins may be lower than anticipated due to timing of customer orders and deliveries, unexpected delays in our supply chain, general economic and market-related factors, product quality, performance and safety issues, and competitive factors.  The current economic environment also makes projecting financial results more difficult.  In addition, the continuance and timing of government funding of our research and development programs is difficult to predict and may cause quarter to quarter variations in financial results.  In addition, due to our early stage of commercialization on some products, we cannot accurately predict our future revenues or results of operations or the timing of government funding on our current research and development programs.  We are also subject to normal operating risks such as credit risks, foreign currency risks, and global and regional economic conditions.  As a result, quarter-to-quarter comparisons of our revenues and results of operation may not be meaningful.  It is likely that in one or more future quarters our results of operation will fall below the expectations of securities analysts and investors.  If this happens, the trading price of our Common Shares might be materially and adversely affected.

A market for engines with our fuel systems may never develop or may take longer to develop than we anticipate.

Although we have seen strong growth in CWI revenues and interest from municipalities and private fleets, engines with natural gas fuel systems represent an emerging market, and we do not know whether end-users will ultimately want to use them or pay for their initial incremental purchase price.  The development of a mass market for our fuel systems may be affected by many factors, some of which are beyond our control, including: the emergence of newer, more competitive technologies and products; the future cost of natural gas and other fuels used by our systems; the future cost of diesel, gasoline and other alternative fuels that may be used by competitive technologies; the ability to successfully build the refuelling infrastructure necessary for our systems; regulatory requirements; availability of government incentives; customer perceptions of the safety of our products; and customer reluctance to try a new product.

If a market fails to develop or develops more slowly than we anticipate, we may be unable to recover the losses we will have incurred in the development of our products and may never achieve profitability.

Certain of our products may not achieve widespread adoption.

Our direct injection technology has been demonstrated in heavy-duty trucks, light-duty vehicles and high-horsepower applications.  However, we do not know when or whether we will be successful in the commercialization of products for any of our target markets.  There can be no assurance that engines using our direct injection technology will perform as well as we expect or that prototypes and commercial systems will be developed and sold in commercially viable numbers.

Our Westport fuel systems presently have higher initial capital costs than the incumbent competing technologies, and manufacturing costs of some of our products at a large-scale commercial level have not been confirmed.  If we are unable to produce fuel systems that are economically competitive, on a life-cycle cost basis, in terms of price, reliability and longevity, operators of commercial vehicle fleets will be unlikely to buy products containing our fuel systems.

The application of our direct injection technology in high-horsepower applications is in its infancy.  Our technology may not meet all the demands of these new applications, such as ultra high reliability, long life, high efficiency, high performance, refuelling convenience, emissions and safety regulations.  Other technologies may provide better compromise.  In these cases our market penetration may be lower than expected.

Dependence on Government Incentives

We are partly dependent on government incentives to facilitate demand for our products and fund our research and development programs and these incentives may not be renewed or may be redirected.

Our business has benefited from the availability of government tax incentives, such as tax credits and grants to encourage the use of natural gas in trucks, buses and other vehicles.  On December 31, 2012, the United States Congress passed the American Tax Relief Act of 2012, which extended the Alternative Fuels Excise Tax Credit of $0.50 per gallon for LNG and $0.50 per GGE of CNG until December 31, 2013 and also made those credits retroactive to January 1, 2012.  In addition, the Alternative Fuel Vehicle Fueling Infrastructure Credit of 30% of the cost of any qualified alternative fuel vehicle refuelling property placed in service during the taxable year, not to exceed $30,000 in the case of a property of a character subject to an allowance for depreciation, and $1,000 in any other case, was also extended until December 31, 2013 and made retroactive to January 1, 2012.  There was also an extension and modification of the bonus depreciation provision that extends the 50% bonus depreciation through to January 1, 2014.

In the absence of federal legislation, individual states have initiated and passed bills to provide incentives to encourage the use of domestic energy sources such as natural gas.  Texas Senate Bills 20 and 385 have been passed and authorize funding for approximately $16 million for natural gas vehicle rebates, which includes converting heavy-duty fleet vehicles to natural gas, and $4 million per year for the next two years for the establishment of natural gas stations between the cities of Dallas, San Antonio and Houston.  California, through the CEC with funds through Assembly Bill 118, has established the Natural Gas Vehicle Buy-Down Program, a rebate program to incentivize the deployment of natural gas and propane vehicles in all weight classes in California. Funding for this program for 2012 was $12.7 million.  No date for 2013 applications has been announced.  California also has programs authorized by Proposition 1B that periodically make funding available to promote the use of cleaner heavy-duty trucks within the state.  Pennsylvania through House Bill 1950 authorizes $20 million over three years in vehicle and transit grants of up to $25,000 per vehicle.  Other states such as Louisiana, Oklahoma, and West Virginia offer state income tax credits for the purchase of alternative fuel vehicles including natural gas.

Due to the variable nature of government funding and incentive programs, we are unable to ascertain if current programs will continue or be renewed or whether proposed bills will be passed and enacted into law. While we believe that even in the absence of government incentives, there are sound financial and environmental motivations for customers to buy our engines, continued uncertainty over the amount and availability of government incentives in the United States, Canada, and Sweden could cause customers to delay making purchasing decisions as they wait for programs to become available.  The absence of consistent commitment by government to promote natural gas vehicles could negatively affect the business by delaying purchasing decisions by prospective customers insofar as this uncertainty persists.

While some of our customers have been able to qualify for programs offered by federal, state and local agencies such as CARB, CEC, SCAQMD in California as well as other jurisdictions, there is no certainty that this assistance will continue into the future.  In addition to customers’ participation in fleet vehicle deployment incentives, Westport enters into agreements with government agencies to help fund our research and development programs.  As with the variability of vehicle deployment incentives, there can be no assurance that we will succeed in being awarded future R&D funding from any government agencies at the same levels we have received in the past or at all.

Fuel price differentials are hard to predict and may be less favourable in the future.

The acceptance of natural gas-fuelled engines by customers depends in part on the price differential between natural gas, diesel and gasoline fuels.  Natural gas has generally been, and currently is, less expensive than diesel fuel in many jurisdictions.  This price differential is affected by many factors, including changes in the resource base for natural gas compared with crude oil, availability of shale gas, pipeline transportation capacity for natural gas, refining capacity for crude oil, and government excise and fuel tax policies.  While this price differential increased in the year ended December 31, 2012, there can be no assurance that natural gas will remain less expensive than diesel and gasoline fuels.  This may impact upon potential customers’ decisions to adopt natural gas as an energy solution in the short term.

Our growth is dependent on natural gas refuelling infrastructure that may not be built and commissioned.

For motor vehicles, natural gas must be carried on board in liquefied or compressed form, and there are few public or private refuelling stations available in most jurisdictions.  There can be no assurance of the successful expansion of the availability of natural gas as a vehicle fuel or that companies will develop refuelling stations to meet projected demand.  If customers are unable to obtain fuel conveniently and affordably, a mass market for vehicles powered by our technology is unlikely to develop.

Changes in environmental and regulatory policies could hurt the market for our products.

We currently benefit from, and hope to continue to benefit from, certain government environmental policies, mandates and regulations around the world, most significantly in the international automotive market and in the United States.  Examples of such regulations include those that provide economic incentives, subsidies, tax credits and other benefits to purchasers of low emission vehicles, restrict the sale of engines that do not meet emission standards, fine the sellers of non-compliant engines, tax the operators of diesel engines and require the use of more expensive ultra-low sulphur diesel fuel.  There can be no assurance that these policies, mandates and regulations will be continued.  Incumbent industry participants with a vested interest in gasoline and diesel, many of which have substantially greater resources than we do, may invest significant time and money in an effort to influence environmental regulations in ways that delay or repeal requirements for clean vehicle emissions.  If these are discontinued or if current requirements are relaxed, this may have a material impact on our competitive position.

We currently face, and will continue to face, significant competition.

Our products face, and will continue to face, significant competition, including from incumbent technologies, and in particular increased competition with respect to spark-ignited natural gas engine OEMs in China and aftermarket kit providers in Europe.  As the market for natural gas engine products continues to grow this competition may increase.  New developments in technology may negatively affect the development or sale of some or all of our products or make our products uncompetitive or obsolete.  Other companies, many of which have substantially greater customer bases, businesses, and financial and other resources than us, are currently engaged in the development of products and technologies that are similar to, or may be competitive with, certain of our products and technologies.  In addition, the terms of some of our joint venture agreements allow for the potential for the introduction of competing products in certain markets by our joint venture partners.

Competition for our products may come from current power technologies, improvements to current power technologies and new alternative power technologies, including other fuel systems and in particular increased competition with respect to spark-ignited natural gas engine OEMs in China and aftermarket kit providers in Europe.

Each of our target markets is currently serviced by existing manufacturers with existing customers and suppliers using proven and widely accepted technologies.  Many existing manufacturers have or had natural gas engine programs and could develop new engines without our help or components, using more conventional technologies or technologies from competitive companies.  Additionally, there are competitors working on developing technologies such as cleaner diesel engines, bio-diesel, fuel cells, advanced batteries and hybrid battery/internal combustion engines, and new fuels in each of our targeted markets.  Each of these competitors has the potential to capture market share in various markets, which could have a material adverse effect on our position in the industry and our financial results.  For our products to be successful against competing technologies, especially diesel engines, they must offer advantages in one or more of these areas: regulated or un-regulated emissions performance, including CO2 reduction; fuel economy; fuel cost; engine performance; power density; engine and fuel system weight; and engine and fuel system price.  There can be no assurance that our products will be able to offer advantages in all or any of these areas.

In high-horsepower applications, there are already engine manufacturers with significant experience with utilization of natural gas, for example in power generation and in marine applications.  Westport may not be able to gain experience fast enough to capture a significant enough market share.

We depend on our intellectual property and our failure to protect that intellectual property could adversely affect our future growth and success.

Failure to protect our existing and future intellectual property rights could seriously harm our business and prospects and may result in the loss of our ability to exclude others from practicing our technology or our own right to practice our technologies.  If we do not adequately ensure our freedom to use certain technology, we may have to pay others for rights to use their intellectual property, pay damages for infringement or misappropriation and/or be enjoined from using such intellectual property.  Our patents do not guarantee us the right to practice our technologies if other parties own intellectual property rights that we need in order to practice such technologies.  Our patent position is subject to complex factual and legal issues that may give rise to uncertainty as to the validity, scope and enforceability of a particular patent.  As is the case in many other industries, the web of intellectual property ownership in our industry is complicated and, in some cases, it is difficult to define with precision where one property begins and another ends.  In any case, there can be no assurance that:

•                                          any of the rights we have under U.S. or foreign patents owned by us or other patents that third parties license to us will not be curtailed, for example, through invalidation, circumvention, challenge, being rendered unenforceable or by license to others;

•                                          we were the first inventors of inventions covered by our issued patents or pending applications or that we were the first to file patent applications for such inventions;

•                                          any of our pending or future patent applications will be issued with the breadth of claim coverage sought by us, or be issued at all;

•                                          our competitors will not independently develop or patent technologies that are substantially equivalent or superior to our technologies;

•                                          any of our trade secrets will not be learned independently by our competitors; or

•                                          the steps we take to protect our intellectual property will be adequate. In addition, effective patent, trademark, copyright and trade secret protection may be unavailable, limited or not applied for in certain foreign countries.

We also seek to protect our proprietary intellectual property, including intellectual property that may not be patented or patentable, in part by confidentiality agreements and, if applicable, inventors’ rights agreements with our strategic partners and employees.  There can be no assurance that these agreements will not be breached, that we will have adequate remedies for any breach or that such persons or institutions will not assert rights to intellectual property arising out of these relationships.

Certain intellectual property has been licensed to us from third parties who may also license such intellectual property to others, including our competitors.  If necessary or desirable, we may seek further licenses under the patents or other intellectual property rights of others.  However, we can give no assurances that we will obtain such licenses or that the terms of any offered licenses will be acceptable to us.  The failure to obtain or renew a license from a third party for intellectual property we use at present could cause us to incur substantial costs and to suspend the manufacture, shipment of products or our use of processes requiring such intellectual property.

We could become engaged in intellectual property litigation or disputes that may negatively affect our business.

From time to time, claims have been made by third parties that the practice of our technology infringes upon patents owned by those third parties.  Although we have seen no valid basis for any of these claims, as our business grows, parties may attempt to take advantage of that growth and assert similar claims and demands for compensation.  Our response to such claims will be commensurate with the seriousness of the allegations, their potential effect on our business and the strength of our position.  We will examine a range of options, from formal legal action to obtain a declaratory judgment of non-infringement, to the initiation of design changes.  We intend to vigorously defend our intellectual property.

As a result, while we are not currently engaged in any material intellectual property litigation, we could become subject to lawsuits in which it is alleged that we have infringed the intellectual property rights of others or in which the scope, validity and enforceability of our intellectual property rights is challenged.  In addition, we may commence lawsuits against others who we believe are infringing upon our rights.  Our involvement in intellectual property litigation or disputes, including any that may arise in respect of, including but not limited to our HPDI technology or LNG tanks, could be time consuming and result in significant expense to us, diversion of resources, and delays or stoppages in the development, production and sales of products or intellectual property, whether or not any claims have merit or such litigation or disputes are resolved in our favour.  In the event of an adverse outcome as a defendant in any such litigation, we may, among other things, be required to:

•                                          pay substantial damages;

•                                          cease the development, manufacture, use, sale or importation of products that infringe upon other patented intellectual property;

•                                          expend significant resources to develop or acquire non-infringing intellectual property;

•                                          discontinue processes incorporating infringing technology; or

•                                          obtain licenses to the infringing intellectual property.

Any such result could require the expenditure of substantial time and other resources and could have a material adverse effect on our business and financial results.

We are dependent on relationships with strategic partners.

Execution of our current strategy is dependent on cooperation with strategic partners for technology development, manufacturing and distribution.  To be commercially viable, our fuel systems must be integrated into engines, and our engines must be integrated into chassis manufactured by OEMs.  We can offer no guarantee that existing technology agreements will be renewed or advanced into commercialization agreements or that our strategic partners will not seek to renegotiate or amend those agreements before or after a product has been commercialized.  We can offer no guarantee that even if technology agreements do exist with our strategic partners that OEMs will manufacture engines with our fuel systems or chassis for our engines, or if they do manufacture such products, that customers will choose to purchase them.  Any integration, design, manufacturing or marketing problems encountered by OEMs could adversely affect the market for our products and our financial results.  In addition, there can be no assurance of the commercial success of any joint ventures in which we are, or will become, involved.

Any change in our relationships with our strategic partners, whether as a result of economic or competitive pressures or otherwise, including any decision by our strategic partners to reduce their commitment to our products and technology in favour of competing products or technologies, to change or seek to change the terms of our contractual relationships with them or to bring to an end our various alliances, could have a material adverse effect on our business and financial results.

In addition, disputes regarding the rights and obligations of the parties have in the past and may in the future arise under our agreements with our strategic partners.  These and other possible disagreements have in the past and may in the future lead to the renegotiation or modification of such agreements, or could lead to the termination of such agreements or delays in collaborative research, development, supply, or commercialization of certain products, or could require or result in litigation or arbitration. Moreover, disagreements have in the past and may in the future arise with our strategic partners over rights to intellectual property. These kinds of disagreements could result in costly and time-consuming litigation.  Any such conflicts with our strategic partners could reduce our ability to obtain future collaboration agreements and could have a negative impact on our relationship with existing strategic partners.

We are dependent on relationships with our suppliers.

While we have negotiated supply agreements with various manufacturers and have entered into a strategic supply agreement with Delphi, certain of these manufacturers may presently be the sole supplier of key components for our products, and we are dependent on their ability to source materials, manage their capacity, workforce and schedules.  In particular, we are dependent on sole suppliers for our injectors, tanks and pumps for our Westport HD systems and their ability to ramp up capacity and maintain quality and cost to support our production requirements.  For a number of reasons, including but not limited to shortages of parts, labour disruptions, lack of capacity and equipment failure, a supplier may fail to supply materials or components that meet our quality, quantity or cost requirements or to supply any at all.  If we are not able to resolve these issues or obtain substitute sources for these materials or components in a timely manner or on terms acceptable to us, our ability to manufacture certain products may be harmed, and we may be subjected to cancellation of orders or penalties for failed or late deliveries, which could have a material adverse effect on our business and financial results.  Our products also use steel and other materials that have global demand.  The prices and quantities at which those supplies are available fluctuate and may increase significantly.  Competitive pressure, however, may not allow us to increase the sales price of our products.  Any such increases may therefore negatively affect our margins and financial condition.  We mitigate these risks by seeking secondary suppliers, carrying inventory and locking in long-term pricing when possible.  There are no guarantees, however, that we will be successful in securing alternative suppliers or that our inventory levels will be sufficient for our production requirements.

We are dependent on our relationship with Cummins for CWI profits and cash flows.

CWI purchases all of its current and foreseeable engine products from Cummins-affiliated plants and distributors. Although the factories operate with modern technology and experienced management, there can be no assurance that the factory and distribution systems will always be able to perform on a timely and cost-effective basis. Any reduction in the manufacturing and distribution capabilities of Cummins-affiliated plants and distributors could have a material adverse effect on CWI’s business and financial results.

Under the Amended JVA, while Cummins is subject to exclusivity restrictions that generally limit Cummins’ ability to compete against CWI in North America in respect of spark-ignited natural gas or propane products within the displacement range of the CWI Products, beginning in February 2017, Cummins will be permitted to market and sell a SI natural gas or propane engine within the displacement range of the CWI Products in North America should they choose to develop one based on a new Cummins heavy duty engine platform and without CWI’s assistance.  In addition, the Amended JVA permits Cummins to develop, market and sell products that compete with CWI outside of North America.  The introduction by Cummins of new products that compete with CWI could have a material adverse effect on CWI’s sales of CWI Products and on CWI’s financial results.

Under the Amended JVA, the market scope for sales of CWI Products by CWI is primarily limited to North America.  Cummins has the sole right to sell CWI Products outside of North America, and the revenues from such sales (as well as the corresponding costs and liabilities) will be credited to CWI.  There can be no assurance that Cummins will continue to pursue sales of the CWI Products outside of North America or that the pricing for such CWI Products will be set at levels that will allow such CWI Products to compete effectively in the applicable markets.  In addition, the limitation of CWI’s market scope primarily to North America subjects CWI to more concentrated market risk.  Any decrease in demand within the North American market for the CWI Products, including as a result of the decrease in the cost of fuels that are alternatives to natural gas or conditions or events that impair or adversely affect the infrastructure for producing and transporting LNG could have a material adverse effect on CWI’s business and financial results.

The Amended JVA provides that substantially all significant decisions with respect to CWI and its business must be unanimously approved by the CWI board of directors and, in some instances, the shareholders of CWI.  Because the CWI board of directors is evenly divided between Westport and Cummins designees and each of Westport and Cummins have 50% ownership of the common shares of CWI, any material change in the nature or scope of CWI’s business, require each of Westport’s and Cummins’ approval.  Failure or delay by Cummins or Westport and their respective designees to the CWI board of directors to approve any such matters could have a material adverse effect on CWI’s business and financial results.  In addition, the declaration and payment of any dividends by CWI requires unanimous approval of the CWI board of directors and is subject to the business judgment of the CWI board of directors, taking into account the factors specified in the Amended JVA.  Failure or delay by CWI to pay dividends could have a material adverse effect on Westport’s cash flows and liquidity.

The Amended JVA provides that upon a change of control of Westport, Cummins may elect to terminate the Amended JVA (in which case Cummins is obligated to repurchase Westport’s shares of CWI at a price determined based on a formula in the Amended JVA) or continue the Amended JVA upon certain modified terms.  These provisions may make it less likely that Westport will experience a change of control or may diminish any takeover premium that a third party would pay for its shares.

Our limited production trials, commercial launch activities and field tests could encounter problems.

We conduct limited production trials and field tests on a number of our products as part of our product development cycle, and we are working on scaling up our production capabilities.  These trials, production readiness activities and field tests may encounter problems and delays for a number of reasons, including the failure of our technology, the failure of the technology of others, the failure to combine these technologies properly, and the failure to maintain and service the test prototypes properly.  Some of these potential problems and delays are beyond our control.  Any problem or perceived problem with our limited production trials and field tests could hurt our reputation and the reputation of our products and delay their commercial launch.

We may have difficulty managing the expansion of our operations.

To support the launch, and increase sales and service of our technology and related products, we may be required to expand the scope of our operations rapidly.  This may include a need for a significant and rapid increase in employees and an increase in the size, or relocation, of our premises and changes to our information systems, processes and policies.  Such rapid expansion may place a significant strain on our senior management team, support teams, information technology platforms and other resources.  In addition, we may be required to place more reliance on our strategic partners and suppliers, some of whom may not be capable of meeting our production demands in terms of timing, quantity, quality or cost.  Difficulties in effectively managing the budgeting, forecasting and other process control issues presented by any rapid expansion could harm our business, prospects, results of operations or financial condition.

Warranty claims could diminish our margins.

There is a risk that the warranty accrual included in our cost of product revenue is not sufficient, and we may recognize additional expenses as a result of warranty claims in excess of our current expectations.  Such warranty claims may necessitate a redesign, re-specification, a change in manufacturing processes, and/or recall of our products, which may have an adverse impact on our finances and on existing or future sales.  Although we attempt to mitigate against these risks through our sales and marketing initiatives and our product development, quality assurance, support and service programs, there can be no assurance that such initiatives and programs are adequate or that sales of our commercial products will continue to grow and contribute financially.  Even in the absence of any warranty claims, a product deficiency such as a manufacturing defect or a safety issue could be identified, necessitating a product recall, which could itself have an adverse impact on our finances and on existing or future sales.

New products may have different performance characteristics from previous products.  In addition, we have limited field experience with existing commercialized products, including but not limited to the WiNG System and our Westport HD systems from which to make our warranty accrual estimates.

We could become subject to product liability claims.

Our business exposes us to potential product liability claims that are inherent to natural gas, LPG and hydrogen and products that use these gases.  Natural gas, LPG and hydrogen are flammable gases and are potentially dangerous products.  Any accidents involving our products or other natural gas, LPG or hydrogen-based products could materially impede widespread market acceptance and demand for our engines and fuel systems.  In addition, we may be subject to a claim by end-users or others alleging that they have suffered property damage, personal injury or death because our products did not perform adequately.  Such a claim could be made whether or not our products perform adequately under the circumstances.  From time to time, we may be subject to product liability claims in the ordinary course of business, and we carry a limited amount of product liability insurance for this purpose.  However, our current insurance policies may not provide sufficient or any coverage for such claims, and we cannot predict whether we will be able to maintain our insurance coverage on commercially acceptable terms.

Natural gas, LPG, hydrogen and products that use these gases entail inherent safety and environmental risks that may result in substantial liability to us.

Natural gas, LPG and hydrogen are flammable gases and are potentially dangerous products. Our operations, including our research and development and manufacturing processes, are subject to all of the risks and hazards inherent to natural gas, LPG and hydrogen and products that use these gases, including equipment defects, malfunctions and failures and natural disasters, which could result in uncontrollable flows of natural gas, fires, explosions and other damages.  Although we believe that our procedures for using, handling, storing and disposing of natural gas, LPG, hydrogen and other hazardous materials comply with legally prescribed standards, we cannot completely eliminate the risk of contamination or injury resulting from natural gas, LPG, hydrogen and other hazardous materials and we may incur liability as a result of such contamination or injury. In the event of an accident, we could be held liable for damages or penalized with fines, and the liability could exceed our insurance and other resources, in which event Westport could incur significant costs that could have a material adverse effect upon its financial condition.

We could become liable for environmental damages resulting from our research, development or manufacturing activities.

The nature of our business and products exposes us to potential claims and liability for environmental damage, personal injury, loss of life, and damage to or destruction of property.  Our business is subject to numerous laws and regulations that govern environmental protection and human health and safety.  These laws and regulations have changed frequently in the past and it is reasonable to expect additional and more stringent changes in the future.  Our operations may not comply with future laws and regulations, and we may be required to make significant unanticipated capital and operating expenditures.  If we fail to comply with applicable environmental laws and regulations, governmental authorities may seek to impose fines and penalties on us or to revoke or deny the issuance or renewal of operating permits, and private parties may seek damages from us.  Under those circumstances, we might be required to curtail or cease operations, conduct site remediation or other corrective action, or pay substantial damage claims.  In addition, depending on the nature of the claim, our current insurance policies may not provide sufficient or any coverage for such claims.

We have foreign currency risk.

While a majority of our revenues, cost of sales, expenses and warranty balances are denominated in U.S. dollars, many of our operating expenses, other than cost of sales, are in Canadian dollars and Euros, and we report in U.S. dollars.  Foreign exchange gains and losses are included in results from operations.  A large decline in the value of the U.S. dollar relative to the Canadian dollar or Euro could negatively impact margins and other financial results.  We have not entered into foreign exchange contracts to hedge against gains and losses from foreign currency fluctuations.  In fiscal 2012, on average, the U.S. dollar appreciated 0.9% against the Canadian dollar and declined 8.1% against the Euro.

We could lose or fail to attract the human capital necessary to run our business.

Our success depends in large part on our ability, and that of our affiliates, to attract and retain key management, engineering, scientific, manufacturing and operating human capital.  As we develop additional capabilities, we may require more skilled employees.  Given the highly specialized nature of our products, these employees must be highly skilled and have a sound understanding of our industry, business or our technology.  Recruiting employees for the alternative fuel industry is also highly competitive.  Although to date we have been successful in recruiting and retaining qualified employees, there can be no assurance that we will continue to attract and retain the human capital needed for our business.  The failure to attract or retain qualified employees could have a material adverse effect on our business.

If we do not properly manage foreign sales and operations, our business could suffer.

We expect that a substantial portion of our future revenues will be derived from sales outside of Canada, and we operate in jurisdictions where we may lack sufficient expertise, local knowledge or contacts.  Establishment of an international market for our products may take longer and cost more to develop than we anticipate and is subject to inherent risks, including unexpected changes in government policies, trade barriers, difficulty in staffing and managing foreign operations, longer payment cycles, and foreign exchange controls that restrict or prohibit repatriation of funds.  As a result, if we do not properly manage foreign sales and operations, our business could suffer.

We may not realize the anticipated benefits from joint ventures, investments or acquisitions.

Our joint ventures, and any future joint venture, investment or acquisition, could expose us to certain liabilities, including those that we fail or are unable to identify during the investment or acquisition process.  In addition, joint ventures and acquisitions often result in difficulties in integration, and, if such difficulties were to occur, they could adversely affect our results.  The integration process may also divert the attention of, and place significant demands on, our managerial resources, which may disrupt our current business operations.  As a result, we may fail to meet our current product development and commercialization schedules.  Additionally, we may not be able to find suitable joint venture partners, investments or acquisitions, which could adversely affect our business strategy.

We could be adversely affected by risks associated with acquisitions.

We may, in the future, seek to expand our business through acquisitions.  Any such acquisitions will be in part dependent on management’s ability to identify, acquire and develop suitable acquisition targets in both new and existing markets.  In certain circumstances, acceptable acquisition targets might not be available.  Acquisitions involve a number of risks, including: (i) the possibility that we, as a successor owner, may be legally and financially responsible for liabilities of prior owners; (ii) the possibility that we may pay more than the acquired company or assets are worth; (iii) the additional expenses associated with completing an acquisition and amortizing any acquired intangible assets; (iv) the difficulty of integrating the operations and employees of an acquired business; (v) the challenge of implementing uniform standards, controls, procedures and policies throughout an acquired business; (vi) the inability to integrate, train, retain and motivate key employees of an acquired business; and (vii) the potential disruption of our ongoing business and the distraction of management from our day-to-day operations.

These risks and difficulties, if they materialize, could disrupt our ongoing business, distract management, result in the loss of key human capital, increase expenses and otherwise have a material adverse effect on our business, results of operations and financial performance.

We could be adversely affected by the operations of our joint ventures and joint venture partners.

We operate in many parts of the world that have experienced social unrest, political and economic instability and resulting governmental corruption.  While we have policies in place to ensure adequate monitoring of our activities and compliance with Canadian, United States and local laws and regulations in the countries in which we operate, we also operate, and intend to operate in the future, through various joint venture arrangements.  Our level of control over joint venture operations may be restricted or shared, and we may be unable to control the actions of joint venture partners or their employees.  Despite our policies mandating compliance with Canadian, United States and local laws, we cannot assure you that our internal control policies and procedures always will protect us from reckless or negligent acts committed by our joint ventures or their employees or agents.  Such employees or agents of the joint venture or joint venture partners may undertake actions that would result in a violation of law, including but not limited to, tax laws, customs laws, environmental laws, labour laws, permitting laws and regulations, industry laws or international anti-corruption and anti-bribery laws, including Canadian anti-corruption laws and the U.S. Foreign Corrupt Practices Act.  Violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our business and operations.  Geopolitical tensions may affect the performance of our joint ventures and operations in Asia.

Some of our foreign subsidiaries may do business in countries subject to U.S. sanctions and embargoes, and we have limited managerial oversight over those activities.

Some of our foreign subsidiaries, joint ventures or future acquisitions may sell our products to customers in countries that may be subject to sanctions and embargoes imposed by, including but not limited to, the U.S. and Canadian governments or the United Nations.  Although these sanctions and embargoes may not prohibit our foreign subsidiaries and joint ventures from selling products and providing services in these countries, they may prohibit us and our domestic subsidiaries and joint ventures, as well as employees of our foreign subsidiaries and joint ventures who are U.S. or Canadian citizens, from participating in, approving or otherwise facilitating any aspect of the business activities in those countries.  The constraints on our ability to have U.S. or Canadian persons, including our senior management, provide managerial oversight and supervision over sales in embargoed countries may negatively affect the financial or operating performance of such business activities.  Further, failure to comply with U.S. and Canadian laws in our foreign operations could result in material fines and penalties, damage to our reputation and a reduction in the value of our Common Shares.

Risks Related to Our Common Shares

Our Common Share price may fluctuate.

The stock market in general, and the market prices of securities of technology companies in particular, can be extremely volatile, and fluctuations in our Common Share price may be unrelated to our operating performance.

Our Common Share price could be subject to significant fluctuations in response to many factors, including: actual or anticipated variations in our results of operations; the addition or loss of customers; announcements of technological innovations, new products or services by us or our competitors; changes in financial estimates or recommendations by securities analysts; conditions or trends in our industry; our announcements of significant acquisitions, strategic relationships, joint ventures or capital commitments; additions or departures of key employees; general market conditions; and other events or factors, many of which may be beyond our control.  As of March 7, 2013, the 52-week trading price of our Common Shares on the NASDAQ Global Select Market ranged from a low of $21.93 to a high of $50.19.  See also “Price Range and Trading Volume of Common Shares”.

We do not currently intend to pay any cash dividends on our Common Shares in the foreseeable future; therefore, our shareholders may not be able to receive a return on their Common Shares until they sell them.

We have never paid or declared any cash dividends on our Common Shares.  We do not anticipate paying any cash dividends on our Common Shares in the foreseeable future because, among other reasons, our current credit facilities restrict our ability to pay dividends, and we currently intend to retain any future earnings to finance our business.  The future payment of dividends will be dependent on factors such as cash on hand and achieving profitability, the financial requirements to fund growth, our general financial condition and other factors our board of directors may consider appropriate in the circumstances.  Until we pay dividends, which we may never do, our shareholders will not be able to receive a return on their Common Shares unless they sell them.

If we are characterized as a passive foreign investment company, U.S. holders may be subject to adverse U.S. federal income tax consequences.

Based in part on current operations and financial projections, we do not expect to be a PFIC for U.S. federal income tax purposes for our current taxable year or in the foreseeable future.  However, we must make an annual determination as to whether we are a PFIC based on the types of income we earn and the types and value of our assets from time to time, all of which are subject to change.  Therefore, we cannot assure you that we will not be a PFIC for our current taxable year or any future taxable year.  A non-U.S. corporation generally will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income.  The market value of our assets may be determined in large part by the market price of our Common Shares, which is likely to fluctuate.  In addition, the composition of our income and assets will be affected by how, and how quickly, we use any cash that we raise.  If we were to be treated as a PFIC for any taxable year during which you hold Common Shares, certain adverse U.S. federal income tax consequences could apply to U.S. holders.

As a foreign private issuer, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to our U.S. shareholders.

We are a foreign private issuer under applicable U.S. federal securities laws and, therefore, we are not required to comply with all the periodic disclosure and current reporting requirements of the United States Securities Exchange Act of 1934, as amended and related rules and regulations (the “Exchange Act”).  As a result, we do not file the same reports that a U.S. domestic issuer would file with the U.S. Securities and Exchange Commission (the “SEC”), although we will be required to file with or furnish to the SEC the continuous disclosure documents that we are required to file in Canada under Canadian securities laws.  In addition, our officers, directors and principal shareholders are exempt from the reporting and “short swing” profit recovery provisions of Section 16 of the Exchange Act.  Therefore, our shareholders may not know on as timely a basis when our officers, directors and principal shareholders purchase or sell our Common Shares as the reporting periods under the corresponding Canadian insider reporting requirements are longer.  In addition, as a foreign private issuer, we are exempt from the proxy rules under the Exchange Act.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us.

In order to maintain our current status as a foreign private issuer, a majority of our Common Shares must be either directly or indirectly owned by non-residents of the United States unless we also satisfy one of the additional requirements necessary to preserve this status.  We may in the future lose our foreign private issuer status if a majority of our Common Shares are held in the United States and we fail to meet the additional requirements necessary to avoid loss of foreign private issuer status.  The regulatory and compliance costs to us under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs we incur as a Canadian foreign private issuer eligible to use the multi-jurisdictional disclosure system (“MJDS”).  If we are not a foreign private issuer, we would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer.  In addition, we may lose the ability to rely upon exemptions from corporate governance requirements of the NASDAQ Listing Rules that are available to foreign private issuers.

United States investors may not be able to obtain enforcement of civil liabilities against us.

The enforcement by investors of civil liabilities under the United States federal or state securities laws may be affected adversely by the fact that we are governed by the Business Corporations Act (Alberta), a statute of the Province of Alberta, Canada, that the majority of our officers and directors and some of the experts named in this AIF, are residents of Canada or otherwise reside outside the United States, and that all, or a substantial portion of their assets and a substantial portion of our assets, are located outside the United States.  It may not be possible for investors to effect service of process within the United States on certain of our directors and officers or the experts named in this AIF or enforce judgments obtained in the United States courts against us, certain of our directors and officers or the experts named in this AIF based upon the civil liability provisions of United States federal securities laws or the securities laws of any state of the United States.

There is some doubt as to whether a judgment of a United States court based solely upon the civil liability provisions of United States federal or state securities laws would be enforceable in Canada against us, our directors and officers or the experts named in this AIF.  There is also doubt as to whether an original action could be brought in Canada against us or our directors and officers or the experts named in this AIF to enforce liabilities based solely upon United States federal or state securities laws.

AUDIT COMMITTEE MATTERS

Mandate of the Audit Committee

The mandate of the Audit Committee as prescribed by the Board of Directors is set out in the Audit Committee Charter which is attached is hereto as Schedule “A”.

Composition of the Audit Committee

The following table sets forth the name of each of the current members of the Audit Committee, whether such member is independent, whether such member is financially literate and the relevant education and experience of such member.

Name	Independent?	Financially Literate?	Relevant Education and Experience

M.A. (Jill) Bodkin	Yes	Yes

Ms. Bodkin has been Chair and Chief Executive Officer of Golden Heron Enterprises since 1996.  From 1987 to 1996, Ms. Bodkin was with Ernst & Young as a Corporate Finance Partner, advising on financing technology companies and capital projects in North America and Asia.  After her early career in trade and finance in Ottawa, in 1981 Ms. Bodkin became British Columbia’s first woman Deputy Minister, responsible for financial institutions, and, until 1987, Founding Chair of the British Columbia Securities Commission.  Ms. Bodkin is a Governor and former Chair of the Vancouver Board of Trade, as well as a former member of the boards of directors of the Laurentian Bank of Canada and KCTS 9 Television.  Ms. Bodkin has served as a member of the Oversight Council for the Canadian Institute of Chartered Accountants and has held numerous other positions on public and private boards of directors.

John A. Beaulieu	Yes	Yes

Mr. Beaulieu holds a Bachelor of Commerce degree and a Masters of Business Administration degree, both from Santa Clara University of California.  As a co-founder of Cascadia Pacific Management, LLP, a venture capital fund, Mr. Beaulieu has significant experience in the analysis and evaluation of financial results.  He has been actively involved in finding, financing, and growing more than 70 emerging technology-based companies since 1986.  In addition, during Mr. Beaulieu’s business career he has held

Name	Independent?	Financially Literate?	Relevant Education and Experience

general management positions with a number of companies, including Evans Products Company and Ford Motor Company and as President of Steelcraft Corp.

Dr. Dezsö J. Horváth	Yes	Yes

Dr. Horvath is an Electrical Engineer and holds a number of degrees in management (MBA, Licentiate, and PhD) from Sweden.  After an early R&D career with the Swedish multinational ASEA (new ABB) in the electrical industry, he accepted senior academic appointments at Swedish and then Canadian Universities.  He is currently the Dean and The Tanna H. Schulich Chair in Strategic Management, at the Schulich School of Business, York University.  Through his academic background and responsibilities as the Dean of the Schulich School of Business (since 1988), Dr. Horvath has acquired significant financial experience relating to accounting and financial issues.  Dr. Horvath is and has been a member of a number of boards in both the public and private sectors.

Douglas R. King	Yes	Yes

Mr. King is a Certified Public Accountant with significant experience in the accounting industry, including over 30 years of auditing experience at Ernst & Young LLP where he served in various capacities in multiple offices. Mr. King served as the managing partner at the San Francisco office of Ernst & Young LLP from 1998 to 2002.  Currently, Mr. King is a member of the Board of Directors, Chairman of the Audit Committee, and member of the Nominating and Corporate Governance Committee at Silicon Graphics International Corp. (NASDAQ:SGI); member of the Board of Directors, Chairman of the Audit Committee, and member of the Executive Compensation and Finance Committees at SJW Corp. (NYSE:SJW); and a member of the Board of Directors, Chairman of the Audit Committee and member of the Executive Compensation Committee of the private company Adaptive Spectrum and Signal Alignment, Inc.  Previously, Mr. King was a member of the Board of Directors, Chairman of the Audit Committee, and member of the Nominating and Corporate Committee at Fuel Systems Solutions (NASDAQ:FSYS) from April 2006 until July 2010 and a member of the Board of Directors, Chairman of the Audit Committee and member of Executive Compensation and Special Committees of Marvell Technology Group (NASDAQ:MRVL) from April 2004 until October 2007.  Mr. King has a Bachelor of Science degree from the University of Wisconsin (Madison) and a Masters of Business Administration degree from the University of Arkansas.

Philip B. Hodge	Yes	Yes

Mr. Hodge is the President, Chief Executive Officer and Director of Pine Cliff Energy Ltd. since January 2012. Mr. Hodge most recently held the positions of Vice President, Business Development and Vice President Acquisitions and Divestments at Penn West Exploration. Prior to that, Mr. Hodge was a Managing Director at Mackie Research Capital Corporation and J.F. Mackie & Co., Calgary based investment banks.

Name	Independent?	Financially Literate?	Relevant Education and Experience

While at Mackie Research, he had primary responsibility for over 100 financings and merger transactions. Mr. Hodge was also the lead advisor on China Investment Corporation’s $1.2 billion investment in Penn West Energy Trust and originated the investment and created the structure for a $60 million limited partnership to invest in a private equity fund focused on investments in China. From 2000 to 2006, Mr. Hodge was Vice-President and General Counsel of Westport, managing all of the legal, corporate governance, strategic partnership and corporate development functions. Prior to 2000, Mr. Hodge was a partner at Bennett Jones LLP, practicing in that firm’s securities and mergers and acquisitions teams in its Calgary office. Mr. Hodge has a Bachelor of Commerce and Bachelor of Law from the University of Alberta.

Reliance on Certain Exemptions

At no time since the commencement of Westport’s most recently completed financial year has Westport relied on any exemption in Sections 2.4 (De Minimis Non-audit Services), 3.2 (Initial Public Offerings), 3.3(2) (Controlled Companies), 3.4 (Events Outside Control of Member), 3.5 (Death, Disability or Resignation of Audit Committee Member), 3.6 (Temporary Exemption for Limited and Exceptional Circumstances) or 3.8 (Acquisition of Financial Literacy) of NI 52-110, or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110.

Audit Committee Oversight

At no time since the commencement of Westport’s most recent completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Pre-Approval of Policies and Procedures

The Audit Committee is mandated to review the provision of non-audit services and consider the effect of any such services on the independence of the external auditors.

NON-AUDIT SERVICES

The Canadian Institute of Chartered Accountants revised rules of Professional Conduct on auditor independence (the “Rules”) as they relate to public companies include prohibitions or restrictions on services that may be provided by auditors to their audit clients and require that all services provided to a listed entity audit client, including its subsidiaries, be pre-approved by the client’s audit committee.  In accordance with those Rules, the Audit Committee has approved, adopted and made effective Westport’s Audit Committee Preapproval Policy.  That policy requires that the Audit Committee approve annually the types of services management may engage the external auditor to perform and that the Audit Committee set a dollar limit per engagement and in aggregate that management may spend on non-audit services.  Amounts outside of these services or authorized limits require explicit approval from the Audit Committee Chair.

EXTERNAL AUDITORS’ SERVICE FEES

The following table shows the aggregate fees billed to the Company by KPMG LLP, Chartered Accountants, our external auditor, in each of the last two years.

	Year Ended (Cdn $)
	December 31, 2012		December 31, 2011(1)
Audit Fees		$600,973		$392,793
Audit Related Fees	$	Nil	$	Nil
Tax fees		$128,867		$125,082
All Other Fees	$	Nil	$	Nil
Total		$729,840		$517,875

Note:

(1)                                 Effective March 31, 2011, Westport changed its year end from March 31 to December 31.  As such, figures in this column represent fees incurred during the nine months from April 1, 2011 to December 31, 2011.

Audit Fees

Audit fees were for professional services rendered by KPMG LLP for the audit of the annual financial statements of Westport and CWI, quarterly reviews and services provided in connection with statutory and regulatory filings or engagements relating to prospectuses and other offering documents.

Audit-Related Fees

Audit-related fees were for assurance and related services reasonably related to the performance of the audit or review of the annual statements and are not reported under the heading audit fees above.

Tax Fees

Tax fees were for tax compliance and tax advice.  These services consisted of tax compliance including the preparation of tax returns.

All Other Fees

There were no fees paid to KPMG LLP that would be considered “Other Fees” in fiscal 2012 or 2011.  Fees to be disclosed under this category would be for products and services other than those described under the headings audit fees, audit-related fees and tax fees above.

LEGAL AND REGULATORY PROCEEDINGS

We are not involved in any material legal or regulatory actions or proceedings, nor are any such actions proceedings known to be contemplated.  From time to time, we may be involved in litigation relating to claims arising out of our operations in the normal course of business.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as described below or elsewhere disclosed in this AIF, none of our insiders, directors or executive officers, nor any associate or affiliate of such persons, has had any material interest, direct or indirect, in any of Westport’s transactions within our three most recently completed financial years, nor in any transaction or proposed transaction within Westport’s current financial year that has materially affected or would materially affect us or any of our subsidiaries.

MATERIAL CONTRACTS

Debenture Units

On September 23, 2011, we announced we had raised CDN$36 million through the issuance of Debentures offered by Macquarie, on a private placement basis, to replace previously issued debentures that matured in July 2011.  The Debentures are governed by the terms of an indenture are unsecured and subordinated to senior indebtedness, mature on September 22, 2014 and bear interest at 9% per annum, payable in cash semi-annually in arrears on March 15th and September 15th of each year during the term, commencing on March 15, 2012.  The Debentures are not listed on any stock exchange.

The note indenture governing the debentures (“Note Indenture”) restricts Westport from incurring additional indebtedness for borrowed money, including obligations under banker’s acceptances, commercial paper, bonds and debentures (“Debt”) and from guaranteeing any Debt of other persons, except for:

(i)             certain Senior Indebtedness, as defined in the Note Indenture;

(ii)          unsecured Debt ranking pari passu with the debentures in an aggregate principal amount not to exceed $40,000,000 outstanding at any time; and

(iii)       guarantees of outstanding Debt of other persons provided that the aggregate outstanding principal amount of pari passu Debt permitted pursuant to paragraph (ii) above together with the outstanding principal amount of any Debt of other persons guaranteed by Westport does not exceed $50,000,000 at any time.

The Note Indenture does not restrict Westport from increasing the amount of certain senior indebtedness owing to our bankers or other senior lenders currently outstanding or from creating liens on our assets to secure such senior indebtedness or permitted increases to such senior indebtedness.  The Note Indenture additionally does not restrict subsidiaries and affiliates of Westport from incurring indebtedness for borrowed money or other obligations.

Canada’s Industrial Technologies Office (formerly TPC)

In March 2003, we were awarded a strategic project investment of C$18.9 million from TPC (now renamed the “Industrial Technologies Office” (the “ITO”)) to support the development of high-performance, low-emissions engines.  At the time, TPC was a Government of Canada initiative established to invest strategically in Canadian research, development and innovation.

Under the terms of that agreement, ITO was to contribute the lesser of C$18.9 million and 30% of defined eligible costs to our research and development activities from November 15, 2001 until March 31, 2006, the scheduled project completion date.  On September 30, 2006, we were to issue C$4 million in warrants using the closing share price as at that date and Black-Scholes option pricing model to value each warrant.  Moreover, from fiscal year 2007 to 2013, we were to pay a royalty equal to the greater of C$1.35 million, or 0.33% of revenues as defined under the agreement.  This period was subject to extension to the earlier of 2016 or when we had paid C$28.2 million in royalties.

In 2007, the ITO agreed to extend the agreement by two years.  Under the amended terms, subject to certain terms and conditions, for each fiscal year from 2009 to 2015 inclusive in which gross business revenues received by us are greater than C$13.5 million, the royalty will be the greater of C$1.35 million and 0.33% of such gross business revenues.  If royalty repayments do not total C$28.2 million by March 31, 2015, the repayment period will be extended until that amount is reached or until March 31, 2018, whichever is earlier.

In October 2008 as required by the terms of the funding agreement with the ITO, we issued 790,614 warrants with a strike price of C$10.65 to the Government of Canada.  The fair value of these warrants was C$4,000,000 calculated based on a Black-Scholes option pricing model.  On April 14, 2010, the warrants issued to ITO with a fair value of $3,200,000 were exercised.  771,428 warrants with an assigned value of $3,572,000 and 46,118 broker warrants with an assigned value of $266,000 were issued as part of the debenture units net of transaction costs of $290,000.  On July 3, 2010, all unexercised warrants and broker warrants expired.  In 2012, the agreement was amended to conform the royalty repayments to the change in Westport’s year end from March 31 to December 31.  As at December 31, 2012, royalties of $1.4 million relating to ITO were paid and an additional $1.4 million was accrued during the year.

Amended and Restated Joint Venture Agreement

Effective February 19, 2012, Cummins and Westport entered into the Amended JVA for the CWI joint venture. The Amended JVA provides for, among other things, clarification concerning the scope of products within CWI and revised certain economic terms of the prior joint venture agreement.

Cummins and Westport agreed in the Amended JVA to focus CWI’s future product development investments on North American markets including engines for on-road applications between the displacement range of 5.9 litres through 12 litres, and to have these engines manufactured in Cummins North American plants.

A copy of the Amended JVA is available on SEDAR at http://www.sedar.com.  See also “OUR BUSINESS”, “OPERATIONS” and “RISK FACTORS” in this AIF for a description of the Amended JVA.

TRANSFER AGENT AND REGISTRAR

Our transfer agent and registrar for our Common Shares is Computershare Trust Company of Canada at its principal offices in Vancouver, British Columbia, Calgary, Alberta and Toronto, Ontario.  Our U.S. transfer agent is Computershare Trust Company, N.A. 350 Indiana Street, Suite 750, Golden, CO 80401.

INTERESTS OF EXPERTS

KPMG LLP, our independent auditors, has audited our consolidated financial statements for the year ended December 31, 2012.  As at the date hereof, KPMG LLP has confirmed that they are independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia and the professional and regulatory requirements in the U.S.

ADDITIONAL INFORMATION

Additional information, including information as to directors’ and officers’ remuneration and indebtedness, principal holders of our securities and securities authorized for issuance under equity compensation plans, is contained in our most recent Management Information Circular, which is available on SEDAR at http://www.sedar.com.

Additional financial information is contained in our financial statements and Management’s Discussion & Analysis for the year ended December 31, 2012, which are incorporated herein by reference and form an integral part of this AIF.

Additional information relating to Westport may be found on SEDAR at: http://www.sedar.com.

SCHEDULE “A”
AUDIT COMMITTEE CHARTER

Purpose

The Audit Committee (the “Committee”) is a standing committee of the Board of Directors (the “Board”) of Westport Innovations Inc. (“Westport”), established to assist the Board in fulfilling its oversight responsibilities with respect to:

•                                          the integrity of financial statements, management’s discussion and analysis (“MD&A”) and other information provided to shareholders and others;

•                                          the adequacy and effectiveness of the system of internal controls, implemented and maintained by Westport management (“Management”);

•                                          the understanding of risks, specifically around financial reporting;

•                                          the promotion of legal and ethical conduct;

•                                          the independence and qualifications of the external auditors; and

•                                          the performance of Westport’s internal audit function and external auditors.

Authority

The Committee has unrestricted access to Westport’s personnel and documents and to its external auditors and will be provided with the resources necessary to carry out its responsibilities.  The Committee shall have the authority to authorize investigations into any matter within the Committee’s scope of responsibility and is empowered, if it deems it necessary, to retain special legal, accounting or other consultants to advise the Committee at Westport’s expense.  The Committee shall have sole authority to recommend to the Board the appointment, termination and compensation of the external auditors who shall report directly to the Committee.

The Committee is entitled to appropriate funding, as determined solely by the Committee, for the payment of compensation to independent external auditors, for the payment of compensation to any external advisors retained by the Committee and for any expenses necessary for the Committee to carry out its duties.

Limitations of the Audit Committee’s Role

While the Audit Committee has the responsibilities and powers set forth in the Charter, it is not the duty of the Audit Committee to plan or conduct audits or to determine that the Company’s financial statements are complete, accurate and in accordance with generally accepted accounting principles. The external auditor is responsible for planning and conducting audits. Management is responsible for preparing complete, accurate financial statements in accordance with generally accepted accounting principles.

Composition

The Committee shall consist, at a minimum, of three members of the Board each of whom shall be affirmatively determined to be financially literate by the Board, one of whom shall be designated the Chair, as appointed by the Board.  The Committee shall be composed solely of outside (non-Management) Directors who are also “unrelated” and “independent” as defined by the Canadian Securities Administrators under Multilateral Instrument 52-110, “independent” as described in Rule 10A-3 of the United States Securities and Exchange Act of 1934, as amended, and “independent” as described in Section 5605(a)(2) and 5605(c)(2) of the NASDAQ Manual.  Each of the Directors on the Committee shall possess a basic level of “financial literacy”, and at least one member should qualify as a “financial expert”, as defined by Item 407(d)(5) of Regulation S-K, and be financially sophisticated as described in Section 5605(c)(2)(A) of the NASDAQ Manual.  The Board shall give consideration to the periodic rotation of Audit Committee membership and, from time to time as the Board sees fit, the Chair of the Committee.

Meetings

Regular meetings of the Committee shall be held at least four times per year.  The meetings will be scheduled to permit timely review of the interim and annual financial statements, as well as the Company’s other financial disclosures and related compliance matters.  Additional meetings may be called as necessary.  A quorum of two members of the Committee, one of whom must be the Committee Chair, unless he or she has designated another member to act as Chair, is required for each meeting. If a quorum is present at a meeting, a majority of the members of the Committee in attendance at such meeting is required to approve any matter decided by the Committee at such meeting. Matters may be decided outside of a meeting by the unanimous written consent of all members of the Committee.

The Committee Chair shall, in consultation with Management and the internal and external auditors, set the Committee meeting agendas.  Committee members may recommend agenda items subject to approval by the Chair.  The Committee shall meet in executive session with Management, the external auditors, and as a Committee to discuss any matters that the Committee or each of these groups believes should be discussed.  The Audit Committee and the Corporate Counsel of Westport shall also meet in executive session to review legal matters that, in the Corporate Counsel’s or the Audit Committee’s opinion, may have a material impact on the financial statements.  In addition to the above scheduled meetings, any member of the Committee, the Chairman of the Board or the auditors may, subject to required notice, call a meeting of the Committee at any time.

Committee minutes shall be prepared and subsequently approved for all meetings.  Copies of such minutes shall be filed with the Corporate Secretary of Westport and circulated to all Board members.

The Committee is charged with the following specific responsibilities:

1.             The Committee’s Relationship with the External Auditors

The Audit Committee is responsible for recommending to the Board:

•                                          the external auditor to be nominated for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the issuer;

•                                          the retention of such external auditor; and

•                                          the compensation of the external auditor.

The Committee shall satisfy itself regarding the independence of the external auditors and report their conclusions and the basis for those conclusions to the Board. The Committee is responsible for ensuring that it receives from the external auditor a formal written statement delineating all relationships between the external auditor and Westport, consistent with the standards described in Section 5605(c)(1)(B) of the NASDAQ Manual, and is responsible for actively engaging in a dialogue with the external auditor with respect to any disclosed relationships or services that may impact the objectivity and independence of the external auditor and for taking, or recommending that the Board take, appropriate action to oversee the independence of the external auditor.

With regard to overseeing the work of the external auditors, the Committee is responsible, in consultation with Management, for the following activities:

•                                          approving the audit scope;

•                                          reviewing the results of their work;

•                                          pre-approving any non-audit services or delegating such authority to the Audit Chair;

•                                          evaluating the performance of the external auditors; and

•                                          resolving any disagreements between Management and the external auditors regarding financial reporting.

The Committee shall review with the external auditors, on at least an annual basis, (a) the external auditors’ internal quality-control procedures, (b) any material issues raised by the Canadian Public Accountability Board or the Public Company Accounting Oversight Board or by any publicly available report by any governmental or professional authorities within the preceding five years respecting one or more audits carried out by the firm which may have a material effect on the audit of Westport, (c) any steps taken to deal with any such issues, and (d) all relationships between the external auditors and Westport. The Committee shall evaluate the qualifications, performance and independence of the external auditors, including considering whether the auditor’s quality controls are adequate and the provision of permitted non-audit services is compatible with maintaining the auditor’s independence, taking into account the opinions of Management and internal auditors.  The Committee shall present its conclusions with respect to the independent auditors to the Board.

The Committee shall review with the external auditors matters relating to the conduct of the audit, including (a) the proposed scope of their examination with emphasis on accounting and financial areas where the Committee, the external auditors or Management believe special attention should be directed; (b) the results of their audit, including their audit findings report and resulting letter, if any, of recommendations for Management; (c) their evaluation of the adequacy and effectiveness of Westport’s internal controls over financial reporting; (d) significant areas of disagreement, if any, with Management; (e) cooperation received from Management in the conduct of the audit; (f) significant accounting, reporting, regulatory or industry developments affecting Westport; and (g) significant changes to Westport’s auditing and accounting principles, policies, controls, procedures and practices proposed or contemplated by the external auditors or Management.

The Committee shall discuss with Management and the external auditors any issues and disclosure requirements regarding (a) the use of “pro forma” or “adjusted” non-GAAP information, as well as financial information and earnings guidance provided to analysts and rating agencies, (b) any off-balance sheet arrangements, and (c) significant business risks or exposures and Management’s assessment of the steps taken to monitor, control and minimize such risk.

The Committee shall monitor the audit partners’ rotation required by law.

2.             Oversight of Risk Management Processes

Risk management is an important part of maintaining a sound system of internal control.  As part of the risk management oversight responsibility of the Board and as delegated to the Committee by the Board, the Committee shall be responsible for assessing the range of risks and making recommendations as required to the Board regarding appropriate responsibilities and delegations for the identification, monitoring and management of these risks.  In this respect, the Committee shall:

•                                          have the primary oversight role with respect to identifying and monitoring the management of principal financial risks that could impact the financial reporting of Westport; and

•                                          assess, as part of its oversight of the system of internal controls, the effectiveness of the overall process for identifying principal business risks and provide its view to the Board.

3.             OVERSIGHT OF INTERNAL CONTROL

The Committee shall have the responsibility to assess that Management has designed and implemented an effective system of internal control over financial reporting.

Management shall be required to provide the Committee, at least annually, a report on internal controls, including reasonable assurance that such controls are adequate to facilitate reliable and timely financial information.  The Committee shall also review and follow-up on any areas of internal control weakness identified by the external auditors with the auditors and Management.

The Corporate Counsel of Westport shall advise the Committee and the Board with respect to the Company’s policies and procedures regarding compliance with applicable laws and regulations and with Westport’s Code of Conduct and Employee Handbook. Such advisement shall also include the policies and procedures relating to Section 5 of this Charter pertaining to the referenced Related Companies.

The Committee shall also review and approve Westport’s policy regarding the hiring of partners and employees and former partners and employees of its present and former external auditors.

4.             OVERSIGHT OF CONTINUOUS DISCLOSURE REPORTING

Prior to any disclosure, the Committee shall review the following:

•                                          the draft or final quarterly and annual financial statements, MD&A and earnings press releases to ensure that all disclosures are in compliance with regulatory requirements, public financing documents or prospectuses; and

•                                          other draft timely disclosure documents containing financial information that would likely be material to either the quarterly or annual financial statements.

•                                          The Committee shall recommend to the Board the approval of the final annual financial statements and related MD&A.

•                                          in each instance where a draft is reviewed, the CFO of the Company shall affirm, in writing or via E-mail, to Committee members that no significant changes have been made to the draft other than those specifically agreed to by the Committee for inclusion or such draft shall be re-circulated to the Committee.

In discharging its responsibilities, the Committee will review:

•                                                all critical accounting policies and practices used or to be used by Westport, and changes in the selection and application of accounting principles.

•                                                significant financial reporting issues that have arisen in connection with the preparation of such audited financial statements;

•                                                analyses prepared by Management, and/or the external auditors setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative GAAP methods on the financial statements; and

•                                                the effect of emerging regulatory and accounting initiatives.

The Committee shall review and discuss with the external auditor any audit problems or difficulties and Management’s response thereto.  This review shall include any difficulties encountered by the auditor in the course of performing its audit work, including any restrictions on the scope of its activities or its access to information and any significant disagreements with Management.

The Committee shall also establish a process to receive, retain and treat complaints received by Westport and the Related Companies referred to in Section 5 of this Charter regarding accounting, internal controls or auditing matters and establish procedures for the confidential, anonymous submission by Westport employees of questionable accounting and auditing matters.  This process will be reviewed annually.

Lastly, the Committee shall ensure that Management has developed and implemented appropriate policies regarding continuous disclosure and that there is compliance with filing requirements and prompt reporting to all investors of material events impacting Westport.

5.             RELATED COMPANIES FINANCIAL RESULTS

The audited consolidated financial statements of Westport may include the results of other companies, in whole or in part, in which Westport maintains an equity interest.  In addition, an investor company may include the disclosure of Westport’s results or the results of a co-owned subsidiary.  The Committee shall establish a coordination and communications framework with the accountants, auditors and audit committees of these companies.  The Committee shall satisfy itself that Westport’s consolidated financial statements accurately reflect the results of all companies included, regardless of whether these companies were audited by different external auditors.

6.             Internal Audit Oversight and Responsibilities

The Committee shall:

•                                          review and approve the Internal Audit Department’s annual audit plan and all major changes the plan.

•                                          review and discuss with the internal auditors the scope, progress, and results of executing the internal audit plan.

•                                          receive reports on the status of significant findings, recommendations, and management’s responses.

•                                          review the charter, reporting relationship, activities, staffing, organizational structure, and credentials of the internal audit department.

•                                          review and concur in the appointment, replacement, reassignment, or dismissal of the Internal Audit Director who shall have direct access to the Committee.

•                                          review the annual performance of the internal audit function.

7.             OTHER RESPONSIBILITIES

A.                                    Review of Charter.  The Committee shall review and reassess the adequacy of this charter at least annually and recommend to the board of directors any amendments or modifications to its charter that the Committee deems appropriate.  The Committee shall also prepare and disclose a summary of its mandate to shareholders.

B.                                    Annual Performance Evaluation. At least annually, as part of the Board self-assessment process, the Committee shall evaluate its own performance and report the results of such evaluation to the board of directors.

C.                                    Annual Communication Regarding Significant Disagreements.  The Committee shall annually inform the external auditors and Management that they should promptly contact the Committee or its Chairman about any significant issue or disagreement related to the system of internal controls and financial reporting.

D.                                    Annual Review of Transactions Involving Directors and Officers.  The Committee shall annually review a summary of the Directors’ and Executive Officers’ travel and entertainment expenses, related party transactions and any conflicts of interest.